UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 11, 2010
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our
Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended
Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑ Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐ No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐ No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐ No: ☑

Enclosures:	(1) Management’s discussion and analysis of financial condition and results of operations and audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008, prepared in accordance with U.S. GAAP

(2) Consent of Ernst & Young, independent registered public accounting firm.

Form 6-K Explanatory note
During the first quarter of 2010, AngloGold Ashanti Limited (“the Company”) changed the composition of its reportable segments as a result of a change in the structure of its internal organization, lines of reporting and associated management information. The organizational changes resulted in a re-evaluation of the financial information provided to the Company’s Chief Operating Decision Maker, as that term is defined under U.S. GAAP.
The Company previously reported five segments: Southern Africa (South Africa and Namibia); Continental Africa (Ghana, Guinea, Mali and Tanzania); Australasia (Australia); North America (United States of America) and South America (Argentina and Brazil). The Company has now identified four reportable segments, with the components previously comprising Southern Africa being split into South Africa and the transferring of Namibia to Continental Africa. The North America and South America segments have been combined into one segment, the Americas. The Australasia segment remains unchanged.
The Company is filing information on this report on Form 6-K to provide investors with the 2009 audited financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and related discussion and analysis of financial condition and results of operations adjusted for the retrospective application of the change in segment composition described above. The Company has made the changes for all periods presented. The segment changes discussed above had no impact on the Company’s historical consolidated financial position, results of operations or cash flows. The retrospectively adjusted financial statements contained in this Form 6-K do not represent a restatement of previously issued financial statements.
Other than as expressly set forth above, this Form 6-K does not, and does not purport to, amend, update, or restate the information in any Item of the Company’s annual report on Form 20-F for the year ended December 31, 2009, which was filed with the SEC on April 19, 2010, as amended on May 18, 2010 (the “2009 Form 20-F”).

Certain forward-looking statements
Except for historical information, there may be matters discussed in this report that are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding spot and received gold prices, production, cash costs and other operating results; growth prospects, the resumption of production at AngloGold Ashanti’s mines in Ghana, and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings or environmental issues. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events. Statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of such risk factors, shareholders should refer to the 2009 Form 20-F. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of AngloGold Ashanti Limited under US GAAP for the three years ended and as at December 31, 2009, 2008 and 2007.
This item should be read in conjunction with the Company’s consolidated financial statements and the notes thereto which are included in this report.
The principal accountant of AngloGold Ashanti has made reference to the work of other auditors in their report on the consolidated financial statements of AngloGold Ashanti Limited and therefore in compliance with Regulation S-X Rule 2-05 the separate reports of the other accountants are included.
Overview
For the year ended December 31, 2009, AngloGold Ashanti had an attributable gold production of approximately 4.6 million ounces (including joint ventures). Headquartered in Johannesburg, South Africa, the Company has a global presence with 21 operations comprising open-pit and underground mines and surface metallurgical plants in ten countries which are supported by extensive, yet focused, exploration activities. As at December 31, 2009 the Company had Proven and Probable Ore Reserves of approximately 68.3 million ounces (including joint ventures) on an attributable basis.
AngloGold Ashanti’s main product is gold. A portion of its revenue is also derived from sales of silver, uranium oxide and sulfuric acid. The Company sells its products on world markets.
AngloGold Ashanti conducts gold-mining operations in the following regions: South Africa; Continental Africa (Ghana, Guinea, Mali, Namibia and Tanzania); Australasia (Australia) and the Americas (Argentina, Brazil and United States of America). For more information on the Company’s business and operations, see “Item 4B. : Business Overview — Products, operations and geographical locations” in the 2009 Form 20-F.
AngloGold Ashanti’s costs and expenses consist primarily of production costs, royalties and depreciation, depletion and amortization. Production costs include labor, fuel, lubricants, power, consumable stores which include explosives, timber, other consumables and utilities. Labor is a significant component of production costs as the Company’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.
With operations in ten countries on four continents, AngloGold Ashanti is exposed to a number of factors that could affect its profitability, including exchange rate fluctuations, inflation and other risks relating to these specific countries. These factors are inherent in conducting mining operations on a global basis, and the Company applies measures wherever appropriate and feasible, such as hedging instruments, intended to reduce its exposure to these factors.

OPERATING RESULTS
INTRODUCTION
The most significant income statement event of 2009 was the non-hedge derivative loss incurred on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal sale exemption.
Key factors affecting results
Gold prices
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (IMF), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
On April 14, 2010, the afternoon fixing price for gold on the London Bullion Market was $1,153.75 per ounce.
For a discussion of the gold supply and demand dynamics, see “Item 4B.: Business overview — The Gold and Uranium Markets — Gold” in the 2009 Form 20-F.
Production Costs
Production costs include the cost of labor, fuel, lubricants, power, consumable stores (which include explosives, timber and other consumables) and utilities used in the production of gold. AngloGold Ashanti has estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.41 per ounce with the cash costs of certain of its mines, which are more dependent on fuel, being more sensitive to changes in the price of oil. Labor is also a significant component of production costs as AngloGold Ashanti’s mining operations consist of deep-level underground mining methods as well as open-pit operations, both of which are labor intensive.

Impairments
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which cash flows are identifiable as independent of cash flows of other mining assets and liabilities.
If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.
If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment. In 2009, AngloGold Ashanti incurred an impairment charge of $8 million on long-lived assets. In 2008, AngloGold Ashanti incurred an impairment charge of $371 million on long-lived assets and $299 million on goodwill in relation to certain former assets of Ashanti (comprising Obuasi, Geita and Iduapriem).
Effect of exchange rate fluctuations
Currently, a significant portion of AngloGold Ashanti’s revenues, excluding the effect of realized non-hedge derivatives, are generated in South Africa, and to a lesser extent in Brazil, Argentina and Australia, and most of its production costs, therefore, are denominated in local currencies, such as the South African rand, the Brazilian real, the Argentinean peso and the Australian dollar. In 2009, the Company derived 65 percent (61 percent including joint ventures) of its revenues from these countries and incurred 60 percent (56 percent including joint ventures) of its production costs in these local currencies. A one percent strengthening of these local currencies against the US dollar will result in an increase of total cash costs incurred of nearly $4 per ounce, or 1 percent. As the price of gold is denominated in US dollars and the Company realizes the majority of its revenues in US dollars, devaluation of these local currencies against the US dollar improves the Company’s profitability in the short-term. Conversely strengthening of these local currencies against the US dollar adversely impacts the Company’s profitability in the short-term. Although most local currencies were on average weaker against the US dollar during 2009 compared to 2008, the trend in local currencies from early to the middle of the year started to strengthen as the US dollar was still impacted by effects of the financial debt crisis. Consequently, total cash costs in US dollar terms were negatively impacted for the greater part of the 2009 year. In addition, in countries such as South Africa, Australia and Brazil, the benefits of the higher US dollar gold price were largely eroded by the stronger trend of the local currencies.
To fund local operations, AngloGold Ashanti holds funds in local currencies. The US dollar value of these currencies may be affected by exchange rate fluctuations and, as a result, the Company’s cash and cash equivalents reported in US dollars could change. At December 31, 2009, approximately 34 percent of the Company’s cash and cash equivalents were held in local currencies.
Certain exchange controls are currently in force in South Africa. Although the exchange rate of the rand is primarily market determined, its value at any time may not be considered a true reflection of the underlying value while exchange controls exist. The government has indicated its intention to lift exchange controls over time. As exchange controls are relaxed, rand exchange rates will be more closely tied to market forces. It is not possible to predict whether or when this will occur or the future value of the rand. For a detailed discussion of these exchange controls, see “Item 10D.: Exchange controls” in the 2009 Form 20-F.

Effect of inflation
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold which leads to higher production costs reported by many gold producers.
AngloGold Ashanti’s operations have not been materially adversely affected by inflation in recent years given that it has benefited from sustained period of rising gold prices. However, the Company is unable to control the prices at which it sells its gold (except to the limited extent that it utilizes commodity hedging instruments) and it is possible, therefore, that if there is to be significant inflation in South Africa, and to a lesser extent in Brazil, Argentina and Australia, without a concurrent devaluation of the local currency or an increase in the price of gold, there could be a material adverse effect upon the Company’s results and financial condition.
The percentage change in the rand/US dollar exchange rate, based upon average rates during the respective years, and the local annual inflation rate, as measured by the South African Producer Price Index (PPI), are set out in the table below:

	2009	2008	2007
Year ended December 31	percent	percent	percent

The average South African rand/US$ exchange rate weakened by:	1.7	17.4	3.8
PPI (inflation rate) (decrease)/increase:	(0.1)	14.2	10.0

Net effect	(1.8)	(3.2)	6.2

Effect of commodity instruments
AngloGold Ashanti has utilized commodity hedging instruments to protect the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. The Company has been reducing its hedge commitments through hedge buy-backs, deliveries into maturing contracts and restructuring of hedge positions in order to provide greater participation in a rising gold price environment, the effect of which may be that only limited price protection is available at lower gold prices. As a result, the Company has reduced its hedge commitments by 2.09 million ounces (or 35 percent) from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31, 2009. Buy-back transactions resulted in cash outflows during the current year of $797 million, included under the caption “Non-hedge derivative loss”. For a discussion of the Company’s commodity instruments see.“Item 11: Quantitivate and qualitative disclosures about market risk” in the 2009 Form 20-F.
Acquisitions and dispositions
The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding business combination and acquisition opportunities.
Acquisitions and dispositions are described in note 3 to the consolidated financial statements “Acquisitions and disposals of businesses and assets”. The consolidated financial statements reflect the operations and financial condition of AngloGold Ashanti, assuming that acquisitions and disposals took place on the effective date of these transactions.
South African economic and other factors
AngloGold Ashanti is a company domiciled in South Africa, with a number of operations in South Africa. As a result, the Company is subject to various economic, fiscal and monetary factors that affect South African companies generally.
South African companies are subject to exchange control regulations. Governmental officials have from time to time stated their intentions to lift South Africa’s exchange control regulations when economic conditions permit such action. From 1998, certain aspects of exchange controls for institutions and individuals have been incrementally relaxed. It is, however, impossible to predict whether or when the South African government will remove exchange controls in their entirety. South African companies remain subject to restrictions on their ability to export and deploy capital outside of the Southern African Common Monetary Area, unless dispensation has been granted by the South African Reserve Bank. For a detailed discussion of exchange controls, see “Item 10D.: Exchange Controls” in the 2009 Form 20-F.
The Mineral and Petroleum Resources Royalty Act was promulgated by the South African Minister of Finance on November 24, 2008 and provides for the payment of a royalty according to a formula based on taxable earnings before interest and tax. It has a minimum rate of 0.5 percent and a maximum rate of 5 percent and is a tax deductible expense. It is estimated that the formula will translate to a royalty rate of between 2.5 percent and 4 percent of gross sales in terms of current pricing assumptions. The payment of royalties is scheduled to begin on March 1, 2010.
Comparison of operating performance in 2009, 2008 and 2007
The following table presents operating data for the AngloGold Ashanti group for the three year period ended December 31, 2009:

	Year ended December 31
Operating data for AngloGold Ashanti	2009	2008	2007

Total attributable gold production (thousand ounces)	4,599	4,982	5,477
Total cash costs ($/oz)	534	465	367
Total production costs ($/oz)	683	592	504
Production costs (million US dollars)	2,229	2,159	1,917
Capital expenditure (million US dollars)	1,027	1,239	1,059

- Consolidated entities	1,019	1,232	1,050
- Equity accounted joint ventures	8	7	9

Attributable gold production
For the year ended December 31, 2009, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 383,000 ounces, or 8 percent, to 4.6 million ounces from 5 million ounces produced in 2008.
In South Africa, gold production decreased by 14 percent from 2,099,000 ounces produced in 2008 to 1,797,000 ounces produced in 2009 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of the intersection of complex, unexpected geological structures in the first quarter of 2009, an underground fire and safety stoppages, lower volume mined at TauTona due to stoppage of production in final quarter of 2009 for shaft rehabilitation and lower grades at Mponeng due to lower reef values and increased dilution. The decrease over 2008 was also caused by lower production at Savuka due to a seismic incident in May 2009 that damaged the sub-shaft infrastructure limiting mining.
Gold production in Australia, Mali and the United States of America decreased from 433,000 ounces, 409,000 ounces and 258,000 ounces, respectively, produced in 2008 to 401,000 ounces, 360,000 ounces and 218,000 ounces, respectively, produced in 2009. This decrease was mainly due to the completion of mining the high grade ore in the base of the Mega Pit that boosted production in 2008 at Sunrise Dam (Australia), change in the mix of oxide and sulfide ore (higher percentage of high grade sulfide ore was processed in 2008) at Sadiola (Mali) and pad phase timing and reduced recovery from poor alkalinity at depth impacting the pH levels at Cripple Creek (United States of America).
The decrease in 2009 in gold produced at most mines was partially offset by an increase in gold production at Moab Khotsong (South Africa), the surface operations (which mainly treat material from the Great Noligwa waste rock dump in South Africa) and Cerro Vanguardia (Argentina) from 192,000 ounces, 92,000 ounces and 154,000 ounces, respectively, produced in 2008 to 247,000 ounces, 164,000 ounces and 192,000 ounces produced, respectively, in 2009. This was mainly due to continuation of production build up as well as the addition of SV4 section from the second half of 2008 at Moab Khotsong, the commissioning of the No.1 Waste Rock Dump in the current year, which resulted in grades exceeding that of 2008 at the surface operations and higher grades arising from improvements in the plant efficiency at Cerro Vanguardia.
For the year ended December 31, 2008, AngloGold Ashanti’s total attributable gold production from continuing operations decreased by 495,000 ounces, or 9 percent, to 5 million ounces from 5.5 million ounces produced in 2007. In South Africa, gold production decreased by 10 percent from 2,328,000 ounces produced in 2007, to 2,099,000 ounces produced in 2008 mainly due to a decline in the volume of ore mined at Great Noligwa as a result of power shortages, stricter safety controls and lower volume mined at TauTona and Kopanang due to seismicity issues and power outages. Gold production in Argentina, Australia and Mali decreased from 204,000 ounces, 600,000 ounces and 441,000 ounces, respectively, produced in 2007, to 154,000 ounces, 433,000 ounces and 409,000 ounces, respectively, produced in 2008. This was mainly due to plant breakdowns and sedimentation problems at the plant that resulted in low mill throughput at Cerro Vanguardia (Argentina), the completion of mining the high grade ore in the base of the Mega Pit at Sunrise Dam (Australia) and a decrease in recovered grade as a result of stacking lower grade marginal ore at Yatela (Mali).
The decrease during 2008 at most mines was partially offset by an increase in gold production in Ghana and Guinea from 527,000 ounces and 280,000 ounces, respectively, produced in 2007 to 557,000 ounces and 333,000 ounces produced, respectively, in 2008. This was mainly due to improved plant availability and utilisation at Siguiri (Guinea) and Iduapriem (Ghana)
     Total cash costs and total production costs
     Comparison of total cash costs and total production costs in 2009 with 2008
Although most local currencies (South Africa, Australia and Brazil) were on average weaker against the US dollar during 2009 compared to 2008, the trend in local currencies from early to the middle of the year started to strengthen as the US dollar was still impacted by effects of the financial debt crisis. Consequently, total cash costs in US dollar terms were negatively impacted for the greater part of the 2009 year.
Cash costs at most of the operations situated in South Africa increased in 2009 when compared to 2008. This was largely a result of the reduced volumes mined, declining recovered grades, increased power tariffs, wage increases and input cost inflation.
Cerro Vanguardia, the Argentinean mine, recorded a decrease in cash costs of 42 percent from $617 per ounce in

2008 to $359 per ounce in 2009, mainly as a result of an increase in volumes and grade, the decrease cost of mining supplies, as well as an increase in by-product sales and ore stockpile movements.
The Australian mine, Sunrise Dam, reported cash costs of $631 per ounce for 2009 compared to $559 per ounce for 2008, a 13 percent increase mainly due to ore stockpile movements (as mining volume decrease plant capacity is filled using ore previously stockpiled on surface) as well as a decrease in production.
The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $347 per ounce in 2009 compared to $322 per ounce in 2008 and $429 per ounce in 2009 compared to $299 per ounce in 2008, respectively. This increase in cash costs at both mines is mainly attributable to the appreciation of the Brazilian real against the US dollar and lower offsetting revenue from the sale of sulfuric acid, which is a by-product of the Cuiabá operation (Brasil Mineração). The onset of the global economic crisis in late 2008 caused a sharp decline in sulfuric acid prices in 2009. In addition total cash costs at Serra Grande increased from 2008 due largely to inflation and lower production. The appreciation in the value of the local currency versus the US dollar affected 80 percent of total costs including that of power, labor, fuel, taxes and maintenance services in 2009.
In Mali,at Morila, cash costs increased in 2009 to $526 per ounce compared to $424 per ounce in 2008 mainly due to the lower level of gold production, a weakening in the US dollar against the euro, and significant increases in certain reagent costs and metallurgical stores. At Sadiola, production decreased by 22 percent to 135,000 ounces, consequently cash costs increased from $401 per ounce in 2008 to $489 per ounce in 2009. The increase in cash costs was partially offset by a decrease in cash costs at Yatela, where the cash costs decreased from $621 per ounce to $326 per ounce due to the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor.
Navachab in Namibia reported an increase in cash costs of 21 percent to $677 per ounce as a result of an increase in the cost of labor, power and contractor fees. Cost pressures were compounded by the decline in gold production.
Geita, in Tanzania, reported a 21 percent increase in cash costs from $814 per ounce in 2008 to $985 per ounce in 2009. This was mainly due to a 66 percent increase in reagent costs, a function of higher prices and increased consumption, a 72 percent increase in mining contractor costs owing to the progression into hard-rock mining, and the outsourcing of the drill and blast functions. These increases were partly offset by a 36 percent decline in fuel costs. In the United States of America, Cripple Creek reported a $61 per ounce increase to $371 per ounce in 2009 mainly due to reduced recovery resulting from poor alkalinity at depth impacting the pH levels.
Overall, total cash costs for 2009 increased by $69 per ounce, or 15 percent, the primary causes being $8 per ounce due to inflation, $22 per ounce to lower grades, $17 per ounce to lower volumes and a net $22 per ounce for other variances. These increases were partially offset by exchange gains of $11 per ounce.
     Comparison of total cash costs and total production costs in 2008 with 2007
Cash costs at most of the operations situated in South Africa increased in 2008 when compared to 2007. This was largely a result of the reduced volumes mined, declining grades, increased power tariffs, wage increases and input cost inflation.
Cerro Vanguardia, the Argentinean mine, recorded an increase in cash costs of 137 percent from $260 per ounce in 2007 to $617 per ounce in 2008, mainly as a result of lower volumes and grade, the increased cost of mining supplies, a function of the inflationary impact of higher commodity prices and higher maintenance costs (due to an extension on the useful life of some mine equipment), as well as an increase in wages and a decrease in by-product sales.

The Australian mine, Sunrise Dam, reported cash costs of $559 per ounce for 2008 compared to $262 per ounce for 2007, a 113 percent increase mainly due to significantly higher input costs, specifically for fuel and labor, during the year as well as a decrease in production.
The Brazilian mines, Brasil Mineração and Serra Grande, reported cash costs of $322 per ounce in 2008 compared to $246 per ounce in 2007 and $299 per ounce in 2008 compared to $264 per ounce in 2007, respectively. This increase in cash costs at both mines is mainly attributable to the appreciation of the local currency against the US dollar. Higher local inflation on materials, services and maintenance costs was partially offset by the better price received for sulfuric acid by-product at Brasil Mineração.
Obuasi in Ghana reported increased cash costs of $172 per ounce increasing to $636 per ounce in 2008 as a result of the increase in prices of consumables and fuel, contractor costs and power tariffs, as well as higher royalty payments. Iduapriem reported an increase in cash costs from $497 per ounce in 2007 to $625 per ounce in 2008 mainly due to the increase in prices of consumables and fuel, contractor costs and power tariffs in the second half of the year, as well as higher royalty payments. The total cash costs of Siguiri, in Guinea, were fractionally lower at $468 per ounce in 2008 compared to $471 per ounce in 2007.
In Mali, Yatela reported an increase in cash costs to $621 per ounce in 2008 compared to $300 per ounce in 2007 due to the significant decline in production, appreciation of the euro against the dollar and higher fuel and reagent prices. At Morila, cash costs increased in 2008 to $424 per ounce compared to $333 per ounce in 2007 mainly due to the decline in production, appreciation of the euro against the dollar and higher fuel prices, wages and mining contractor costs. At Sadiola, production increased 23 percent to 172,000 ounces, consequently cash costs decreased from $414 per ounce in 2007 to $401 per ounce in 2008.
Navachab in Namibia reported an increase in cash costs of 18 percent to $559 per ounce as a result of an increase in the costs of labor, diesel fuel and explosives whilst the decline in gold production also had a negative effect.
Geita in Tanzania reported a 30 percent increase in cash costs from $627 per ounce in 2007 to $814 per ounce in 2008 this was mainly due to lower production, the higher costs of power generation, spares and reagents also had a negative effect. In the United States of America, Cripple Creek reported a $41 per ounce increase to $310 per ounce in 2008 mainly due to higher commodity and diesel fuel prices.
Overall, total cash costs for 2008 increased by $98 per ounce, or 27 percent, the primary causes being $53 per ounce was due to inflation, $25 per ounce to lower grades, $20 per ounce to lower volumes and a net $22 per ounce for other variances. These increases were partially offset by exchange gains of $22 per ounce.
     Reconciliation of total cash costs and total production costs to financial statements
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and Industry practice and are not US GAAP measures. The Gold Institute, which has been incorporated into the National Mining Association, was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute industry guidelines, are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.
Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.
Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs.

Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.
Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the company’s performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.
However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:
•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.
A reconciliation of production costs as included in the company’s audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2009 is presented below. In addition the Company has also provided below detail of the attributable ounces of gold produced by mine for each of those periods.

For the year ended December 31, 2009
Operations in South Africa and Namibia
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Namibia	Surface operations	Corporate(6)

Production costs	127	141	107	88	178	34	119	42	64	(26)
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	—	(1)	—	2	—	—	—	(1)	—	(15)
Plus:
Inventory movement	—	—	—	—	(1)	—	(1)	1	—	—
Royalties	—	—	—	—	—	—	—	2	—	—
Related party transactions (2)	(2)	(3)	(3)	(1)	(5)	—	(2)	—	(2)	—
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—	—
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	—	41

Total cash costs	125	137	104	89	172	34	116	44	62	—
Plus:
Depreciation, depletion and amortization	29	61	80	7	37	8	49	2	2	13
Employee severance costs	3	2	1	1	1	—	2	—	—	—
Rehabilitation and other non-cash costs	—	1	—	(2)	—	—	—	1	—	15
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—	8
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	—	(3)

Total production costs	157	201	185	95	210	42	167	47	64	33

Gold produced (000’ ounces) (4)	158	336	247	124	520	30	218	65	164	—
Total cash costs per ounce (5)	791	408	421	718	331	1,133	532	677	378	—
Total production costs per ounce (5)	994	598	749	766	404	1,400	766	723	390	—

For the year ended December 31, 2009
Operations in Ghana, Guinea, Mali, Tanzania, Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

										UNITED STATES OF
	GHANA		GUINEA	MALI			TANZANIA	AUSTRALIA		AMERICA	ARGENTINA	BRAZIL
												AngloGold Ashanti Brasil
	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Geita	Boddington(8)	Sunrise Dam	Cripple creek & victor	Cerro Vanguardia	Minercao	Serra Grande

Production costs	122	240	160	—	—	—	261	—	250	83	62	112	65
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	67	61	26	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	(2)	(5)	(7)	(2)	(1)	(3)	(3)	—	(6)	5	(2)	(4)	(1)
Plus:
Inventory movement	—	(6)	7	(1)	(2)	(1)	2	—	(1)	54	(1)	6	—
Royalties	5	11	30	8	8	5	8	—	10	2	16	—	—
Related party transactions (2)	—	—	—	—	—	2	—	—	—	—	—	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	(28)	—	—	—	—	—	—	—	(6)	—	(31)

Total cash costs	125	240	162	72	66	29	268	—	253	144	69	114	33

Plus:
Depreciation, depletion and amortization	24	76	26	5	12	5	53	—	37	23	24	44	20
Employee severance costs	—	2	—	—	—	—	—	—	—	—	2	—	—
Rehabilitation and other non-cash costs	2	5	7	2	1	3	3	—	6	(5)	2	4	1
Adjusted for:
Noncontrolling interests (3)	—	—	(5)	—	—	—	—	—	—	—	(2)	—	(10)

Total production costs	151	323	190	79	79	37	324	—	296	162	95	162	44

Gold produced (000’ ounces) (4)	190	381	316	137	135	89	272	—	401	218	192	329	77
Total cash costs per ounce (5)	658	630	513	526	489	326	985	—	631	(7)371	359	347	429
Total production costs per ounce (5)	795	848	601	577	585	416	1,191	—	738	743	495	492	571

For the year ended December 31, 2009
AngloGold Ashanti operations — Total
(in $ millions, except as otherwise noted)

Total

Production costs per financial statements	2,229
Plus:
Production costs of equity accounted joint ventures (1)	154
Less:
Rehabilitation costs & other non-cash costs	(46)
Plus/(less):
Inventory movement	56
Royalties	105
Related party transactions (2)	(16)
Adjusted for:
Noncontrolling interests (3)	(65)
Non-gold producing companies and adjustments	41
|
Total cash costs	2,458
Plus:
Depreciation, depletion and amortization	637
Employee severance costs	14
Rehabilitation and other non-cash costs	46
Adjusted for:
Noncontrolling interests (3)	(9)
Non-gold producing companies and adjustments	(3)

Total production costs	3,143

|
Gold produced (000’ ounces) (4)	4,599

Total cash costs per ounce (5)	534
Total production costs per ounce (5)	683

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2009. AngloGold Ashanti sold the 33.33 percent joint venture interest it held in Boddington Gold Mine to Newmont Mining during 2009.

For the year ended December 31, 2008

Operations in South Africa and Namibia
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Namibia	Surface operations	Corporate(6)

Production costs	152	128	74	78	155	29	125	37	41	13
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	—	—	—	—	—	—	9
Less:
Rehabilitation costs & other non-cash costs	—	—	(1)	(2)	(2)	(1)	(7)	(1)	—	26
Plus:
Inventory movement	—	—	—	—	(1)	—	—	—	—	—
Royalties	—	—	—	—	—	—	—	2	—	—
Related party transactions (2)	(1)	(2)	(1)	(1)	(3)	—	(1)	—	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—	—
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	—	(32)

Total cash costs	151	126	72	75	149	28	117	38	41	16
Plus:
Depreciation, depletion and amortization	32	53	50	25	44	5	37	4	3	12
Employee severance costs	3	2	—	1	1	—	2	—	—	—
Rehabilitation and other non-cash costs	—	—	1	2	2	1	7	1	—	(26)
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—	(8)
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	—	(3)

Total production costs	186	181	123	103	196	34	163	43	44	(9)

Gold produced (000’ ounces) (4)	330	362	192	143	600	66	314	68	92	—
Total cash costs per ounce (5)	458	348	375	524	248	424	373	559	446	—
Total production costs per ounce (5)	564	500	641	720	327	515	519	632	478	—

For the year ended December 31, 2008
Operations in Ghana, Guinea, Mali, Tanzania, Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

											UNITED STATES OF
	GHANA		GUINEA	MALI			TANZANIA	AUSTRALIA			AMERICA	ARGENTINA	BRAZIL
											Cripple Creek &		AngloGold Ashanti
	Iduapriem	Obuasi	Siguiri	Morila	Sadiola	Yatela	Geita	Boddington(8)	Sunrise Dam		Victor	Cerro Vanguardia	Brasil Minercao	Serra Grande

Production costs	118	227	157	—	—	—	268	(1)	231		70	99	106	52
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	65	60	34	—	—	—		—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	1	—	(1)	—	—	1	5	1	—		(3)	(5)	1	—
Plus:
Inventory movement	1	(9)	(3)	(2)	—	1	(65)	—	1		63	(4)	(4)	—
Royalties	5	9	31	9	9	3	7	—	10		2	12	—	—
Related party transactions (2)	—	—	—	—	—	2	—	—	—		—	—	—	—
Adjusted for:
Noncontrolling interests (3)	—	—	(28)	—	—	—	—	—	—		—	(7)	—	(26)

Total cash costs	125	227	156	72	69	41	215	—	242		132	95	103	26
Plus:
Depreciation, depletion and amortization	24	81	36	13	32	2	55	—	46		31	17	42	17
Employee severance costs	—	—	—	—	—	—	—	—	—		—	—	—	—
Rehabilitation and other non-cash costs	(1)	—	1	—	—	(1)	(5)	(1)	—		3	5	(1)	—
Adjusted for:
Noncontrolling interests (3)	—	—	(5)	—	—	—	—	—	—		—	(2)	—	(8)

Total production costs	148	308	188	85	101	42	265	(1)	288		166	115	144	35

Gold produced (000’ ounces) (4)	200	357	333	170	172	66	264	—	433		258	154	320	87
Total cash costs per ounce (5)	625	636	468	424	401	621	814	—	559	(7)	310	617	322	299
Total production costs per ounce (5)	740	863	565	500	587	636	1,004	—	665		643	747	450	402

For the year ended December 31, 2008
AngloGold Ashanti operations — Total
(in $ millions, except as otherwise noted)

Total

Production costs per financial statements	2,159
Plus:
Production costs of equity accounted joint ventures (1)	168
Plus:
Rehabilitation costs & other non-cash costs	12
(Less)/plus:
Inventory movement	(22)
Royalties	99
Related party transactions (2)	(7)
Adjusted for:
Noncontrolling interests (3)	(61)
Non-gold producing companies and adjustments	(32)

Total cash costs	2,316
Plus/(less):
Depreciation, depletion and amortization	661
Employee severance costs	9
Rehabilitation and other non-cash costs	(12)
Adjusted for:
Noncontrolling interests (3)	(23)
Non-gold producing companies and adjustments	(3)

Total production costs	2,948

Gold produced (000’ ounces) (4)	4,982
Total cash costs per ounce (5)	465
Total production costs per ounce (5)	592

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2008.

For the year ended December 31, 2007

Operations in South Africa and Namibia
(in $ millions, except as otherwise noted)

	Great Noligwa	Kopanang	Moab Khotsong	Tau Lekoa	Mponeng	Savuka	TauTona	Namibia	Surface operations	Corporate(6)

Production costs	201	133	51	80	159	30	132	36	39	49
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	—	—	—	—	—	—	(8)
Less:
Rehabilitation costs & other non-cash costs	(2)	(1)	(5)	—	—	—	1	2	—	(23)
Plus:
Inventory movement	(1)	(1)	—	(1)	(1)	—	(1)	(1)	—	—
Royalties	—	—	—	—	—	—	—	1	—	—
Related party transactions (2)	(3)	(3)	(1)	(1)	(3)	(1)	(2)	—	(1)	—
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—	1
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	—	(8)

Total cash costs	195	128	45	78	155	29	130	38	38	11
Plus:
Depreciation, depletion and amortization	50	37	34	45	53	5	64	6	3	15
Employee severance costs	1	1	—	1	1	—	1	—	—	—
Rehabilitation and other non-cash costs	2	1	5	—	—	—	(1)	(2)	—	23
Adjusted for:
Noncontrolling interests (3)	—	—	—	—	—	—	—	—	—	—
Non-gold producing companies and adjustments	—	—	—	—	—	—	—	—	—	(4)

Total production costs	248	167	84	124	209	34	194	42	41	45

Gold produced (000’ ounces) (4)	483	418	67	165	587	73	409	80	125	—
Total cash costs per ounce (5)	404	306	672	473	264	397	318	475	304	—
Total production costs per ounce (5)	513	400	1,254	752	356	466	474	525	328	—

For the year ended December 31, 2007
Operations in Ghana, Guinea, Mali, Tanzania, Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)

										UNITED STATES OF
	GHANA		GUINEA	MALI			TANZANIA	AUSTRALIA		AMERICA	ARGENTINA	BRAZIL
										Cripple Creek &		AngloGold Ashanti
	Iduapriem(9)	Obuasi	Siguiri	Morila	Sadiola	Yatela	Geita	Boddington(8)	Sunrise Dam	Victor	Cerro Vanguardia	Brasil Minercao	Serra Grande

Production costs	92	176	136	—	—	—	206	1	145	73	44	82	52
Plus:
Production costs of equity accounted joint ventures (1)	—	—	—	50	54	30	—	—	—	—	—	—	—
Less:
Rehabilitation costs & other non-cash costs	(7)	(18)	(6)	—	(3)	(1)	(4)	(1)	3	(4)	(4)	(4)	(2)
Plus:
Inventory movement	2	1	(3)	1	—	—	(4)	—	(2)	42	6	—	(1)
Royalties	4	8	28	8	6	5	7	—	11	—	11	—	—
Related party transactions (2)	—	—	—	1	1	2	—	—	—	—	—	—	—
Adjusted for:
Noncontrolling interests (3)	(8)	—	(23)	—	—	—	—	—	—	—	(4)	—	(25)

Total cash costs	83	167	132	60	58	36	205	—	157	111	53	78	24
Plus:
Depreciation, depletion and amortization	21	67	45	13	6	4	58	—	53	32	17	32	18
Employee severance costs	—	14	—	—	—	—	—	—	—	—	—	—	—
Rehabilitation and other non-cash costs	7	18	6	—	3	1	4	1	(3)	4	4	4	2
Adjusted for:
Noncontrolling interests (3)	(2)	—	(7)	—	—	—	—	—	—	—	(1)	—	(10)

Total production costs	109	266	176	73	67	41	267	1	207	147	73	114	34

Gold produced (000’ ounces) (4)	167	360	280	180	140	120	327	—	600	282	204	317	91
Total cash costs per ounce (5)	497	464	471	333	414	300	627	—	262 (7)	269	260	246	264
Total production costs per ounce (5)	653	739	629	406	479	342	817	—	345	521	358	360	374

For the year ended December 31, 2007
AngloGold Ashanti operations — Total
(in $ millions, except as otherwise noted)

Total

Production costs per financial statements	1,917
Plus:
Production costs of equity accounted joint ventures (1)	126
Less:
Rehabilitation costs & other non-cash costs	(79)
Plus/(less):
Inventory movement	36
Royalties	89
Related party transactions (2)	(11)
Adjusted for:
Noncontrolling interests (3)	(59)
Non-gold producing companies and adjustments	(8)

Total cash costs	2,011
Plus:
Depreciation, depletion and amortization	678
Employee severance costs	19
Rehabilitation and other non-cash costs	79
Adjusted for:
Noncontrolling interests (3)	(20)
Non-gold producing companies and adjustments	(4)

Total production costs	2,763

Gold produced (000’ ounces) (4)	5,477
Total cash costs per ounce (5)	367
Total production costs per ounce (5)	504

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in the Company’s consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(6)	Corporate includes non-gold producing subsidiaries.

(7)	Total cash costs per ounce calculation includes heap-leach inventory change.

(8)	There was no production attributable to AngloGold Ashanti in 2007.

(9)	Remaining noncontrolling interests of 15 percent were acquired effective September 1, 2007.

Capital expenditure
Total capital expenditure of $1,027 million was recorded in the year ended December 31, 2009 compared to $1,239 million in the same period in 2008. This represents a $212 million, or 17 percent, decrease from 2008. In Australia, total capital expenditure decreased from $439 million in 2008 to $177 million in 2009. This is as a result of the sale of Boddington during 2009.
Total capital expenditure of $1,239 million was recorded in the year ended December 31, 2008 compared to $1,059 million in the same period in 2007. This represents a $180 million, or 17 percent, increase from 2007. In South Africa, capital expenditure decreased from $411 million in 2007 to $347 million in 2008. In Australia, capital expenditure increased from $281 million in 2007 to $439 million in 2008, mainly as a result of the expansion at Boddington mine. Capital expenditure in Ghana increased from $119 million in 2007 to $166 million in 2008, mainly due to the advancement of the plant extension project of Iduapriem and capital projects at Obuasi.
Comparison of financial performance on a segment basis for 2009, 2008 and 2007
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. Therefore, information regarding separate geographic segments is provided. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
     Revenues

	Year ended December 31
	2009		2008		2007
(in millions)	$	percent	$	percent	$	percent

Category of activity
Total revenues
Product sales	3,784		3,655		3,048
Interest, dividends and other	170		75		47

Total revenues	3,954		3,730		3,095

Geographical area data
Total revenues
South Africa	1,686	43	1,521	41	1,432	46
Continental Africa	1,451	36	1,406	38	1,048	34
Australasia	239	6	282	8	350	11
Americas	804	20	702	18	537	18
Other, including Corporate and Non-gold producing subsidiaries	129	3	—	—	8	—

	4,309		3,911		3,375
Less : Equity method investments included above	(355)	(8)	(181)	(5)	(280)	(9)

Total revenues	3,954	100	3,730	100	3,095	100

In 2009, 43 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 41 percent in 2008.
In 2008, 41 percent of AngloGold Ashanti’s total consolidated revenues were derived from its operations in South Africa, compared to 46 percent in 2007, mainly as a result of the 10 percent decrease in production in the South African operations. South Africa produced 41 percent of the global production in 2008.

     Assets

	As at December 31
	2009		2008		2007
(in millions)	$	percent	$	percent	$	percent

Geographical area data
Total segment assets
South Africa	3,354	31	2,497	26	3,353	32
Continental Africa	4,055	38	3,582	38	4,236	41
Australasia	496	5	1,279	14	1,183	11
Americas	2,012	19	1,717	18	1,438	14
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	745	7	376	4	171	2

Total segment assets	10,662	100	9,451	100	10,381	100

At December 31, 2009, 31 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 26 percent at the end of 2008, mainly due to increased capital expenditure, the strengthening of the rand against the US dollar (2009: $/R7.435, 2008: $/R9.455) and the increase of South Africa’s deferred tax asset. In addition, the sale of Boddington (Australia) increased the share of South Africa’s assets in relation to total assets. The remaining operations collectively accounted for approximately 69 percent of AngloGold Ashanti’s total assets at December 31, 2009 compared to 74 percent at the end of the same period in 2008.
At December 31, 2008, 26 percent of AngloGold Ashanti’s total assets were located in South Africa compared with 32 percent at the end of 2007, mainly due to the weakening of the rand against the US dollar (2008: $/R9.455, 2007: $/R6.810). The decrease in the assets of Tanzania (Geita) from 13 percent in 2007 to 9 percent in 2008 was primarily due to impairment of goodwill and mining assets. The remaining operations collectively accounted for approximately 65 percent of AngloGold Ashanti’s total assets at December 31, 2008 compared to 55 percent at the end of the same period in 2007.
Comparison of financial performance in 2009, 2008 and 2007

Financial performance of AngloGold Ashanti	Year ended December 31
(in millions)	2009	2008	2007

Revenue	3,954	3,730	3,095
Cost and expenses	(4,852)	(4,103)	(3,806)
Taxation benefit/(expense)	33	(22)	(118)
Equity income/(loss) in affiliates	88	(149)	41
Discontinued operations	—	23	2
Net income attributable to noncontrolling interests	(48)	(42)	(28)
Net loss	(825)	(563)	(814)

Comparison of financial performance in 2009 with 2008
Revenues
Revenues from product sales and other income increased by $224 million from $3,730 million in 2008 to $3,954 million in 2009, representing a 6 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $974 per ounce during 2009, $102 per ounce, or 12 percent, higher than $872 per ounce, the average spot price of gold in 2008. This increase was partially offset by reduced gold production (4.6 million ounces in 2009 compared to 5 million ounces in 2008). The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations increased by $165 million to $1,686 million from $1,521 million in 2008, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (1,797,000 ounces in 2009 compared to 2,099,000 ounces in 2008). Total revenues from Navachab (in Namibia) increased from $42 million in 2008 to $61 million in 2009.
The two operations in Brazil produced 406,000 attributable ounces compared to 407,000 ounces in 2008. Total revenues increased from $343 million in 2008 to $438 million in 2009 as a result of the increase in the average spot price of gold. Total revenues from Cerro Vanguardia (in Argentina) increased from $118 million in 2008 to $196 million in 2009.
The Australian operation at Sunrise Dam production decreased from 433,000 ounces in 2008 to 401,000 ounces in 2009. Average recovered grade decreased from 3.46 grammes per tonne in 2008 to 2.87 grammes per tonne in 2009. Total revenues decreased from $282 million in 2008 to $239 million in 2009. The decrease was partially offset by the increase in the average spot price of gold.
Production costs
Production costs increased from $2,159 million in 2008 to $2,229 million in 2009, which represents a $70 million, or 3 percent increase. The production costs of most of the operations increased in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power and ore stockpile adjustments. The increase in production costs was partially offset by the effects of cost savings initiatives.
The increase in production costs during 2009 was partially offset by a decrease in production costs in Argentina (Cerro Vanguardia) from $99 million in 2008 to $62 million in 2009. This was due to an increase in silver revenue (which is deducted from production costs) and the effects of cost savings initiatives.
South Africa continued to grapple with steeply rising electricity tariffs, evidenced by the 31 percent price increase effective from July 2009. Eskom Holdings Limited, the state-owned utility, was granted permission by the National Energy Regulator to raise prices annually by a further average 25 percent until 2012 to fund the construction of new power generation capacity. This will significantly increase the cost structure of AngloGold Ashanti’s South African operations which currently account for approximately 39 percent of annual production.
Exploration costs
Exploration costs increased from $126 million in 2008 to $150 million in 2009 mainly due to increased activities in Colombia relating to prefeasibility work at La Colosa, new projects in Canada and the Solomon Islands, increased activities in Australia, marginally offset by drop in activities in the DRC and winding down of activities in China. For a discussion of AngloGold Ashanti’s exploration activities in 2009, see “Item 4B.: Business overview — Global exploration” in the 2009 Form 20-F.
General and administrative
General and administrative expenses increased from $136 million in 2008 to $158 million in 2009, mainly due to costs relating to labor bonuses, corporate office costs and consultancy fees.
Royalties
Royalties paid by AngloGold Ashanti increased from $78 million in 2008 to $84 million paid in 2009 primarily due to higher spot prices, with royalties in Argentina amounting to $16 million in 2009 compared with $12 million in 2008. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation and are calculated as a percentage of revenues. Royalties paid in Ghana and Guinea amounted to $46 million in 2009 compared to $45 million in 2008. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability

Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation and are calculated as a percentage of revenues.
Royalties paid by AngloGold Ashanti will increase further in 2010 as a result of the requirement in the South African Mineral and Petroleum Resources Act to pay additional royalties in South Africa from March 1, 2010. See “key factors affecting results — South African economic and other factors”.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense recorded in 2009 was similar to the $615 million recorded in 2008.
Impairment of assets
In 2009, AngloGold Ashanti recorded impairments amounting to $8 million compared to $670 million in 2008. Impairments in 2009 consist of impairment and write-off of the oxide treatment plant at the Obuasi mine and impairment of Tau Lekoa (held for sale). Following the classification of Tau Lekoa as held for sale, impairment testing was performed on the held for sale asset. As the estimated fair value did not support the carrying value, an impairment of $4 million was recorded. See “Note 5 — Costs and expenses: Impairment of assets” to the consolidated financial statements for additional information. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) guidance on discontinued operations, Tau Lekoa is not classified as a discontinued operation. See “Note 17 — Assets and Liabilities Held for Sale” to the consolidated financial statements.
Interest expense
Interest expense increased by $51 million to $123 million in 2009, compared to $72 million recorded 2008. This was mainly due to the higher interest and fees cost on the Term Facility and a reduction in capitalized interest.
Accretion expense
Accretion expense of $17 million was recorded in 2009 compared with $22 million in 2008. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs increased to $14 million in 2009 from $9 million in 2008. The 2009 expense was due to retrenchments reflecting mainly downsizing and rationalization of operations in the South Africa and Ghana regions. Employee severance costs recorded in 2009 included retrenchment costs of $10 million in the South African region and $3 million in Ghana (at Obuasi) due to a planned reduction in workforce.
Profit/loss on sale of assets, realization of loans, indirect taxes and other
In 2009, the Company recorded a loss of $10 million compared to a profit of $64 million recorded in 2008. The loss in 2009 mainly related to the impairment of Pamodzi Gold debtor in South Africa whose operations were liquidated during October 2009, a loss on consignment stock and reassessment of indirect taxes payable in Tanzania, Brazil and Guinea offset by the profit on disposal of the indirect 33.33 percent joint venture interest in Boddington Gold Mine in Australia to Newmont Mining Corporation.

Non-hedge derivative loss
A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (which includes normal purchase and sale exempted (“NPSE”) contracts re-designated to non-hedging instruments during the period) compared to a loss of $258 million in 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement.
During 2009, the Company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as NPSE, which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts that were not previously designated as NPSE contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline (recorded in loss on non-hedge derivatives) of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009.
Therefore, the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million (as described in Note 20 to the financial statements) and the revaluation of non-hedge derivatives, including those NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2009.
During 2008, the Company recorded a realized loss on the accelerated settlement of non-hedge derivatives of $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the NPSE, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement. Following this, during the third quarter of 2008, the Company cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009. Non-hedge derivatives recorded for the years ended December 31, 2009 and 2008 included:

	Year ended December 31,
	2009	2008
	(in US Dollars, million)

Loss on realized non-hedge derivatives	544	1,243
Loss/(gain) on unrealized non-hedge derivatives	908	(985)

Net loss	1,452	258

Other operating items
Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $nil million in 2009 compared to a net expense of $19 million in 2008.
Equity income in affiliates
Equity income in equity method investments increased from a loss of $149 million in 2008 to an income of $88 million in 2009, mainly as a result of increased attributable earnings at Yatela, Sadiola and Morila mines in Mali in 2009 of $33 million, $32 million and $36 million, respectively, compared to losses of $18 million, $52 million and $69 million, respectively, in 2008. The increase in attributable earnings was mainly due to an increase in the average spot price of gold and better production from Yatela.
Taxation expense/benefit
A net taxation benefit of $33 million was recorded in 2009 compared to a net tax expense of $22 million recorded in 2008. Charges for current tax in 2009 amounted to $166 million compared to $94 million in 2008. Charges for deferred tax in 2009 amounted to a net tax benefit of $199 million compared to a net tax benefit of $72 million in 2008. The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price and capital gains tax on the sale of the interest in Boddington.
Comparison of financial performance in 2008 with 2007
Revenues
Revenues from product sales and other income increased by $635 million from $3,095 million in 2007 to $3,730 million in 2008, representing a 21 percent increase over the period. This increase was mainly due to the increase in the average spot price of gold. The average spot price of gold was $872 per ounce during 2008, $175 per ounce, or 25 percent, higher than $697 per ounce, the average spot price of gold in 2007. The majority of product sales consisted of US dollar-denominated gold sales.
Total revenues from the South African operations increased by $89 million to $1,521 million from $1,432 million realized in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production at the South African operations (2,099,000 ounces in 2008 compared to 2,328,000 ounces in 2007). Total revenues from Navachab (in Namibia) decreased from $54 million in 2007 to $42 million in 2008.
The Australian operation at Sunrise Dam production decreased from 600,000 ounces in 2007 to 433,000 ounces in 2008. Average recovered grade decreased from 4.86 grammes per tonne in 2007 to 3.46 grammes per tonne in 2008. Total revenues decreased from $350 million in 2007 to $282 million in 2008.
The two operations in Brazil produced 407,000 attributable ounces compared to 408,000 ounces in 2007. Total revenues increased from $280 million in 2007 to $343 million in 2008 as a result of the increase in the average spot price of gold. Total revenues from Cerro Vanguardia (in Argentina) amounted to $118 million in 2008 compared to $140 million in 2007.
Total revenues generated from operations situated in Ghana and Guinea amounted to $513 million and $350 million, respectively, in 2008, compared to $359 million and $221 million, respectively, in 2007. Total revenues increased as a result of the increase in the average spot price of gold and increased production. Tanzania recorded total revenues of $320 million in 2008 compared to $134 million in 2007, mainly as a result of the increase in the average spot price of gold. This increase was offset by the reduced gold production from 327,000 ounces in 2007 to 264,000 ounces in 2008.
Production costs
Production costs increased from $1,917 million in 2007 to $2,159 million in 2008, which represents a $242 million, or 13 percent increase. Production costs of operations outside of South Africa increased by $321 million to $1,364 million in 2008 from $1,043 million in 2007. The increase was mainly as a result of an increase in operational costs including labor, fuel, consumables and power as well as the strengthening of local currencies relative to the US dollar. The increase in production costs was partially offset by the effects of cost savings initiatives.
The increase in production costs during 2008 at these operations was partially offset by a decrease in production costs in South Africa from $874 million in 2007 to $795 million in 2008. This was due to the weakening of the rand against the US dollar, and the effects of cost savings initiatives which was partially offset by an increase in labor costs. About 37 percent of AngloGold Ashanti’s production costs were denominated in South Africa rands in 2008.
Exploration costs
Exploration costs increased to $126 million in 2008 from $117 million in 2007 primarily as a result of increased regional and target generation activities in Colombia. Exploration activities also continued to focus on new prospects in the Democratic Republic of Congo, China, Philippines, Russia and Australia. Mine based exploration programs continued around the operations in the countries in which the group operates, namely, Australia, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. For a discussion of AngloGold Ashanti’s exploration activities in 2008, see “Item 4B.: Business overview — Global exploration” in the 2009 Form 20-F.
General and administrative
General and administrative expenses increased from $130 million in 2007 to $136 million in 2008, mainly due to an Increase in labor and corporate office costs.
Royalties
Royalties paid by AngloGold Ashanti increased from $70 million in 2007 to $78 million paid in 2008 primarily due to higher spot prices, with royalties in Argentina amounting to $12 million in 2008 compared with $11 million in 2007. In Argentina, royalties are payable to Fomicruz, a State owned company in the Santa Cruz Province, being the minority shareholder of the Cerro Vanguardia operation calculated as a percentage of revenues. Royalties paid in Ghana and Guinea amounted to $45 million in 2008 compared to $40 million in 2007. In Ghana, royalties are payable to the government at a fixed rate of 3 percent per annum based on revenue, as agreed to under the Stability Agreement entered into with AngloGold as part of the AngloGold Ashanti business combination. In Guinea, royalties are paid to the government, Union Miniere and the International Finance Corporation calculated as a percentage of revenues.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense decreased by $40 million or 6 percent, to $615 million in 2008 when compared to $655 million recorded in 2007. This decrease was mainly due to decreases in depreciation, depletion and amortization expense in South Africa, Australia and Guinea from $301 million, $54 million and $45 million, respectively, incurred in the year ended December 31, 2007 to $256 million, $47 million and $36 million, respectively, in the same period of 2008 mainly as a result of a decrease in gold production as a factor of reserves and changes in estimated lives of assets. This was partially offset by an increase in depreciation, depletion and amortization expense in Ghana which increased from $91 million incurred in the year ended December 31, 2007 to $110 million in the same period in 2008 as a result of an increase in gold production.
Impairment of assets
In 2008, AngloGold Ashanti recorded impairments amounting to $670 million compared to $1 million in 2007. Impairments in 2008 include the impairment of goodwill $299 million (at Geita, Obuasi and Iduapriem), the impairment of tangible assets and equipment $371 million (at Geita, Obuasi, Iduapriem, the DRC, TauTona and Guinea) and the impairment and write-off of various minor tangible assets and equipment of $2 million.
The impairment charge related primarily to the former Ashanti mines in Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e., the forward gold curve off a 30-day average spot price during the fourth quarter, to test these assets annually for goodwill impairment purposes and when indicated for long-lived assets. Although the starting point of the forward gold price curve was higher in 2008 compared with 2007, the slope or rate of escalation of the price curve was lower in 2008. The forward price curve if discounted at US CPI is $817 per ounce (2007: $887 per ounce). Discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions. In addition, reserves at the Geita mine in Tanzania decreased during 2008. These two factors were the primary cause of the impairment charge in 2008.
Accretion expense
Accretion expense of $22 million was recorded in 2008 compared with $20 million in 2007. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases in the reclamation obligations to its future estimated payout.

Employment severance cost
Employment severance costs decreased to $9 million in 2008 from $19 million in 2007. The 2008 expense consists of retrenchment costs in the South African region (at Great Noligwa, Kopanang, Tau Lekoa, Moab Khotsong, TauTona, Mponeng and Savuka) due to a planned reduction in workforce.
Profit/loss on sale of assets, realization of loans, indirect taxes and other
A profit of $64 million was recorded in 2008 compared to a loss of $10 million recorded in 2007 which consisted mainly of the reassessment of indirect taxes payable in Tanzania and profit on disposal of certain exploration interests in Colombia to B2Gold Corporation and certain royalty and production related payment interests in the United States of America to Royal Gold Inc.
Non-hedge derivative loss
A loss on non-hedge derivatives of $258 million, being derivatives not designated in formal hedge accounting relationships, was recorded in 2008 compared to a loss of $808 million in 2007 relating to the use of non-hedging instruments. The loss primarily relates to changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk. Realized loss on accelerated settlement of non-hedge derivatives from the hedge close-outs effected during 2008, amounted to $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. However, due to the inability of a single counterpart to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the Company cash settled such contracts during the period. Accordingly, the remaining contracts with this counterpart scheduled to mature in later periods did not meet all of the requirements necessary for them to continue to qualify for the normal sale exemption in future periods and were accounted for as non-hedge derivatives at fair value on the balance sheet as from June 30, 2008, with changes in fair value reflected in the income statement. During the third quarter of 2008, the Company early cash settled contracts now designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009. Non-hedge derivatives recorded for the years ended December 31, 2008 and 2007 included:

	Year ended December 31,
	2008	2007
	(in US Dollars, million)

Loss/(gain) on realized non-hedge derivatives	1,243	(291)
(Gain)/loss on unrealized non-hedge derivatives	(985)	1,099

Net loss	258	808

Other operating items
Other operating items, consisting of realized loss on other commodity contracts and (reversal of) provision for loss on future deliveries of other commodities and unrealized gain/loss on other commodity physical borrowings amounted to a net expense of $19 million in 2008 compared to a net credit of $16 million in 2007.
Equity income in affiliates
Equity income in equity method investments decreased from $41 million in 2007 to a loss of $149 million in 2008, mainly as a result of a decrease in attributable earnings at Yatela, Sadiola and Morila mines in Mali, which reported losses of $18 million, $52 million and $69 million, respectively, in 2008 compared to attributable earnings of $17 million, $10 million and $18 million, respectively, in 2007. In 2008, the Company recorded an impairment loss of $8 million (2007: $14 million) on its investment held in Trans-Siberian Gold plc.
Taxation expense/benefit
A net taxation expense of $22 million was recorded in 2008 compared to a net tax expense of $118 million recorded in 2007. Charges for current tax in 2008 amounted to $94 million compared to $191 million in 2007. Charges for deferred tax in 2008 amounted to a net tax benefit of $72 million compared to a net tax benefit of $73 million in 2007. The reduction in the tax charge in 2008 mainly relates to losses on the early settlement of non-hedge derivative contracts and Sunrise Dam’s taxable income has reduced considerably following the completion of the mining in the megapit during the year.

LIQUIDITY AND CAPITAL RESOURCES
Operating activities
2009
Net cash provided by operating activities was $443 million in 2009, significantly higher than the 2008 amount of $64 million. The increase in net cash provided by operations was mainly as a result of lower payments to suppliers, higher received gold price and lower cash utilized in hedge buy-backs in 2009.
Net cash outflow from operating working capital items amounted to $21 million in 2009, compared with an outflow of $239 million in 2008.
2008
Net cash provided by operating activities was $64 million in 2008, 89 percent lower than the 2007 amount of $561 million. The decrease in net cash provided by operations was mainly as a result of delivering into maturing hedge contracts, hedge buybacks (limited to non-hedge derivatives) and higher payments to suppliers. The decrease was partly offset by a higher average gold price received for the year.
Net cash outflow from operating working capital items amounted to $239 million in 2008, compared with an outflow of $170 million in 2007.
Investing activities
2009
Investing activities in 2009 resulted in a net cash outflow of $268 million, which is a decrease of $1,325 million from an outflow of $1,593 million in 2008 mainly due to the $990 million in proceeds received from the sale of the 33.33 percent stake in Boddington which was offset in part by the $344 million acquisition of an effective indirect 45 percent interest in the Kibali gold project.
2008
Investing activities in 2008 resulted in a net cash outflow of $1,593 million compared with a net cash outflow of $1,031 million in 2007. The major component of cash outflows was additions to tangible assets which included capital expenditure of $1,194 million, compared to net cash outflow of $1,015 million in 2007, with the major capital projects being at Mponeng and TauTona in South Africa and Boddington in Australia. Cash outflows from derivative settlements amounted to $485 million in 2008.
Financing activities
2009
Net cash generated by financing activities in 2009 amounted to an inflow of $303 million, which is a decrease of $1,412 million from an inflow of $1,715 million in 2008, and included cash inflows from proceeds from loans of $2,774 million (which included $1.0 billion under the Standard Chartered Term Facility, $985 million under the $1.15 billion syndicated loan facility and $732.5 million under the convertible bonds issued May 2009). Proceeds from stock issued (reflecting mainly the equity offering to fund the acquisition of the initial effective 35 percent interest in the Kibali gold project) in 2009 amounted to $306 million.
Cash outflows from repayment of debt of $2,731 million during 2009 included: the capital repayment of the $1.0 billion convertible bond on February 27, 2009, $899 million on the $1.15 billion syndicated loan facility, $750 million on the Term Facility and normal scheduled loan repayments of $82 million.
Dividends paid decreased from $58 million (13 US cents or 103 South African cents per share) in 2008 to $56 million (13 US cents or 110 South African cents per share) in 2009. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year’s results.
2008
Net cash generated by financing activities increased by $1,253 million from an inflow of $462 million in 2007 to an inflow of $1,715 million in 2008. In 2008, drawdowns on existing loan facilities raised $853 million and debt repayments totaled $614 million. Cash effects from the issuance of stock amounted to $1,722 million, reflecting mainly proceeds from the rights offer completed in July 2008.
Dividends paid decreased from $144 million (44 US cents or 330 South African cents per share) in 2007 to $58 million (13 US cents or 103 South African cents per share) in 2008. AngloGold Ashanti declares interim dividends at the time of announcing its interim results and declares and pays final dividends in the following year based on the previous year’s results.
Liquidity
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Cash generated by operating activities is therefore the function of gold produced sold at a specific price. The market price of gold can fluctuate widely which impacts the profitability of the Company’s operations and the cash flows generated by these operations. The Company has used a number of products, including derivatives, to manage gold price and foreign exchange risks that arise out of the Company’s core business activities to limit the impact of such risks on the profitability of the Company’s operations and generated cash flows. Earnings of joint ventures and subsidiaries in Mali and Argentina which are not permanently re-invested may be received as dividends.
AngloGold Ashanti’s cash and cash equivalents increased to $1,100 million at December 31, 2009 compared with $575 million at December 31, 2008. In accordance with South African Reserve Bank regulations, cash generated by South African operations is held in rands and is therefore subject to exchange controls. At December 31, 2009, approximately 66 percent of the Company’s cash and cash equivalents were held in US dollars, 24 percent were held in South African rands and 10 percent were held in other currencies.
On December 13, 2007, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, each a wholly-owned subsidiary of AngloGold Ashanti, entered into a three year $1.15 billion syndicated loan facility, as borrowers, at a margin of 0.4 percent over LIBOR (the “Syndicated Loan Facility”). The Syndicated Loan Facility is a revolving credit facility, whereby amounts may be repaid and reborrowed during the three year term of the facility. AngloGold Ashanti, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, each guaranteed the obligations of the borrowers and the other guarantors under the Syndicated Loan Facility. The Syndicated Loan Facility will mature on December 13, 2010.
AngloGold Ashanti Holdings plc, as borrower, has also entered into a loan facility agreement with Standard Chartered Bank that provides for (i) a term loan of $250 million (the “2009 Term Facility”) and (ii) a revolving credit facility of $250 million (the “2009 Revolving Credit Facility”), each at a margin of 4.25 per cent per annum over the higher of the applicable LIBOR and the lender’s cost of funds (subject to a cap of LIBOR plus 1.25 per cent per annum). The terms and covenants of the loan facility agreement with Standard Chartered are similar to those of The Syndicated Loan Facility. AngloGold Ashanti, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. These facilities will each mature on August 24, 2010 (extendable, if required, at the option of AngloGold Ashanti Holdings plc until August 24, 2011). Amounts outstanding under these facilities may be prepaid at any time prior to the maturity date.
On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into American depositary shares (“ADSs”) of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company subsidiary wholly-owned by AngloGold Ashanti Limited. The business of AngloGold Ashanti Holdings Finance plc is to issue debt securities to finance the activities of AngloGold Ashanti Limited and its subsidiaries and affiliates. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend, loan or advances. The convertible bonds mature on May 22, 2014.
During 2010, approximately $1.3 billion of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of $1.0 billion under the $1.15 billion Syndicated Loan Facility and $250 million under the 2009 Term Facility (subject to the extension option described above).
AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
On April 09, 2010 AngloGold Ashanti had the following investment grade ratings assigned to it:
•	Moody’s Investors Service — Baa3, Outlook stable

•	Standard & Poor’s — BBB-, Outlook stable
Short-term debt
AngloGold Ashanti’s short-term debt increased to $1,292 million at December 31, 2009 from $1,067 million at December 31, 2008. Included in the short-term debt at December 31, 2009, was:
•	the amount outstanding of $1,025 million under The Syndicated Loan Facility due in December 2010;

•	the amount outstanding of $250 million under the 2009 Term Facility repayable in August 2010; and

•	$2 million in interest payable under the 2009 Term Facility (interest charged at LIBOR plus 1.25 percent per annum; the loan is repayable in August 2010 and is US dollar-based).
Long-term debt
AngloGold Ashanti’s long-term debt decreased to $667 million at December 31, 2009 compared with $873 million at December 31, 2008. As at December 31, 2009, the Company’s long-term borrowings included:
Unsecured loans:
•	$606 million outstanding under the convertible bonds issued on May 22, 2009 (interest charged at 3.50 percent per annum; the bonds are convertible, at holders’ option, into ADS up to May 2014 and are US dollar-based).
Secured capital leases:
•	$35 million is repayable to Turbine Square Two (Proprietary) Limited for buildings financed (interest charged at an implied rate of 9.8 percent per annum, lease payments are payable in monthly installments terminating in March 2022, are rand-based and the buildings financed are used as security for these loans).

•	$13 million is repayable to Caterpillar Financial Services Corporation (Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in December 2014 and are US dollar-based. The equipment financed is used as security for these loans.)

As at December 31, 2009, AngloGold Ashanti’s total long-term debt, including the short-term portion maturing within 2009, was made up as follows:

$ (million)

Unsecured loans	1,900
Secured capital leases	59

Total	1,959
Less: Short-term maturities	1,292

Long-term debt	667

Debt repayments are scheduled as follows:

$ (million)

2010	1,292
2011	11
2012	7
2013	6
2014	611
Thereafter	32

Total	1,959

At December 31, 2009 the currencies in which the borrowings were denominated were as follows:

$ (million)

United States dollars	1,917
South African rands	35
Brazilian real	7

Total	1,959

Repayments of short-term and long-term borrowings amounted to $1,867 million and $864 million, respectively, in 2009.
At December 31, 2009, AngloGold Ashanti had the following undrawn under its borrowing facilities:

$ (million)

Standard Chartered PLC (2009 Revolving Credit Facility) — US dollar	250
Syndicated Loan Facility ($1,150 million) — US dollar(1)	125
FirstRand Bank Limited — US dollar	50
Absa Bank Limited — US Dollar	42
Nedbank Limited — US Dollar	2
FirstRand Bank Limited — Rands	30
Standard Bank of South Africa Limited — Rands	25
Nedbank Limited — Rands	14
Absa Bank Limited — Rands	4

Total undrawn	542

(1)	Expires December 2010.
AngloGold Ashanti had no other committed lines of credit as of December 31, 2009.
As of December 31, 2009, the Company was in compliance with all debt covenants and provisions related to potential defaults.

Capital expenditure is expected to be approximately $1,081 million in 2010 and scheduled debt repayments during 2010 are expected to be $1,292 million which mainly consists of the $1.0 billion payment made upon the maturity of the $1.15 billion Syndicated Loan Facility in December 2010. AngloGold Ashanti intends to finance its capital expenditure and debt repayment requirements in 2010 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities, long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
AngloGold Ashanti, through its executive and treasury committees, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings. AngloGold Ashanti believes that it has sufficient working capital for its present requirements.
Commitments and contingencies
For a detailed discussion of commitments and contingencies, see note 22 to the consolidated financial statements “Commitments and contingencies”.
As at December 31, 2009, capital commitments(1) and contingencies can be summarized over the periods shown below as follows:

	Expiration per Period
	Total	Less than 1	1 - 3	4 - 5	Over 5
Commitment	amount	year	years	years	years
(in millions)	$	$	$	$	$

Capital expenditure (contracted and not yet contracted)(1)	1,814	969	845	—	—
Guarantees	3,488	2,537	—	733	218
Other commercial commitments(2)	442	346	39	49	8

Total	5,744	3,852	884	782	226

(1)	Including commitments through contractual arrangements with equity accounted joint ventures of $6 million (2008: $11 million).

(2)	Excludes commitments through contractual arrangements with equity accounted joint ventures.

Derivatives accounted for at fair value
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions that make use of both on- and off-balance sheet derivatives and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. A number of derivatives, including forward purchase and sale contracts and call and put options, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company’s core business activities.
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The following table represents the change in fair value of all derivative financial instruments:

$ (million)

Fair value of derivatives at January 1, 2009	(2,497)
Derivatives realized or otherwise settled during the year	983
Fair value of other new contracts entered into during the year	27
Change in fair value of derivatives during the year (1)	(707)
Option component of convertible bonds	(175)
Embedded derivatives	(1)
Warrants on shares	4

Fair value of derivatives at December 31, 2009	(2,366)

(1)	Net losses on revaluation of derivatives.
The fair value of the on-balance sheet derivatives at December 31, 2009 included:

$ (million)

Derivatives — current assets	330
Derivatives — non-current assets	5
Derivatives — current liabilities	(2,525)
Derivatives — non-current liabilities	(176)

Derivatives — net liabilities	(2,366)

The maturity of the fair value of derivatives as at December 31, 2009 was as follows:

Fair value of derivatives at December 31
	Maturity	Maturity	Maturity	Maturity
	less than	1 - 3	4 - 5	excess of	Total Fair
Source of fair value	1 year	years	Years	5 years	value
(in millions)	$	$	$	$	$

Prices actively quoted	—	—	—	—	—
Prices provided by other external sources	—	—	—	—	—
Prices based on models and other valuation methods (1)	(2,195)	5	(175)	(1)	(2,366)

(1)	Fair value is calculated using the Black Scholes option formula and other formulae, using ruling market prices and interest rates which are obtained from international banks and are liquid and actively quoted across the full time horizon of the tenor of the hedging contracts.
Recent developments
For a detailed discussion of recent developments, see note 31 to the consolidated financial statements “Subsequent events”.
Related party transactions
For a detailed discussion of related party transactions, see “Item 7B.: Related party transactions” in the 2009 Form 20-F.

Recently adopted accounting policies and pending adoption of new accounting standards
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. Recently adopted accounting policies are described in note 2 to the consolidated financial statements “Accounting changes”. Recent pronouncements are described in note 4.27 to the consolidated financial statements “Recent pronouncements”.
Critical accounting policies
AngloGold Ashanti’s accounting policies are described in note 4 to the consolidated financial statements “Significant accounting policies”. The preparation of the Company’s financial statements in conformity with US GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The following are considered to be the accounting policies that are most critical to the Company’s results of operations, financial condition and cash flows.
Using of estimates and making of assumptions
The most critical accounting estimates upon which AngloGold Ashanti’s financial reporting depends are those requiring estimates of Proven and Probable Reserves, recoverable ounces there from, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value) and the potential impairment of long-lived assets and intangibles as detailed below. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to earnings. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ significantly due to the ultimate conclusion of uncertainties.
Ore reserves and life-of-mines
AngloGold Ashanti estimates on an annual basis its Ore Reserves at its mining operations. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. Estimates of Ore Reserves are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect Ore Reserves. The Company uses its estimates of Ore Reserves to determine the unit basis for mine depreciation and closure rates, and to evaluate mine asset impairments. Changes in estimates of Ore Reserves could significantly affect these items. At least annually, the Company reviews mining schedules, production levels and asset lives in the Company’s life-of-mine planning for all of the Company’s operating and development properties. Significant changes in the life-of-mine plans may occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology and gold prices. Based on the life-of-mine analysis the Company reviews its accounting estimates and adjusts depreciation, amortization, reclamation costs and evaluation of each mine for impairment where necessary. Accordingly, this analysis and the estimates made therein have a significant impact on the Company’s results of financial condition.
Drilling and related costs
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.
Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
a.	There is a probable future benefit;

b.	AngloGold Ashanti can obtain the benefit and control access to it; and

c.	The transaction or event giving rise to it has already occurred.

The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

	2009	2008	2007

Net income ($ millions)	16	10	1
Earnings per share (cents)(1)	4	3	—

Retained income — January 1 ($ millions)	70	60	59
Retained income — December 31 ($ millions)	86	70	60

(1)	Impact per basic and diluted earnings per common share.
Accounting for derivatives
The Company accounts for derivative contracts in accordance with the FASB ASC guidance for derivatives and hedging .
The guidance requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are to be accounted for either in the income statement or in accumulated other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capital expenditure and the sale of production into the spot market, and are classified as cash flow hedges. Where a derivative qualifies as the hedging instrument in a cash flow hedge, changes in fair value of the hedging instruments, to the extent effective, are deferred in accumulated other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.
All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting, as defined in the FASB ASC guidance, are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains and losses on non-hedge derivatives.
The estimated fair values of derivatives are determined at discrete points in time based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
AngloGold Ashanti does not acquire, hold or issue derivative instruments for trading purposes. A number of products, including derivatives, are used to manage commodity price, interest rate and foreign exchange risks that arise out of the Company’s core business activities. Forward purchase and sale contracts and call and put options are used by the Company to manage its exposure to gold and other commodity prices, interest rate and currency fluctuations.
See “Item 5E.: Off-balance sheet arrangements” for a description of accounting treatment of the normal purchase and normal sale exempt contracts.
     Revenue recognition
AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured. Gold is a liquid commodity that is dealt with on the international markets, and gold produced by the Company’s mining operations is processed to saleable form at various precious metals refineries.

     Contingencies
AngloGold Ashanti accounts for contingencies in accordance with the FASB ASC guidance for contingencies. It requires the recording of an estimated loss for a loss contingency when information available indicates that it is probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. Accounting for contingencies such as legal and income tax matters requires the use of judgments to determine the amount to be recorded in the financial statements. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur and typically, those events will occur a number of years into the future. The Company assesses such contingent liabilities, which inherently involves the exercise of significant management judgment and estimates of the outcome of future events. Also, see “Taxation” discussed below.
     Impairment of long-lived assets
AngloGold Ashanti’s long-lived assets include property, plant and equipment, acquired properties, goodwill and other tangible assets. In assessing the potential impairment of its long-lived assets held for use, the Company must make assumptions regarding estimated future cash flows and other factors relating to the respective assets. To the extent that the carrying value of the long-lived asset as recorded in the consolidated financial statements exceeds the undiscounted cash flows associated with these assets, an impairment charge is recognized in the consolidated financial statements based on the fair value of the asset. The Company performs impairment tests for goodwill at least annually during the fourth quarter and whenever certain indicators of impairment exist. Impairment calculation assumptions are included in notes to the consolidated financial statements — Note 5 “Costs and expenses”.
     Taxation
AngloGold Ashanti follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Deferred tax is estimated at the future average anticipated taxation rates at which temporary differences are expected to reverse. Future average anticipated taxation rates are determined from revenue and expenditure outlined in life-of-mine business plans that are revised annually. When a deferred tax asset arises the Company reviews the asset for recoverability and establishes a valuation allowance where the Company determines it is more likely than not that such an asset will not be realized. These determinations are based on the projected realization of tax allowances and tax losses. If these tax assets are not to be realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made.
If the Company determines that it would be able to realize tax assets in the future in excess of the recorded amount thereof, an adjustment to reduce the valuation allowance would be recorded as a credit to income in the period that the determination is made. Management classifies taxes payable based on the likelihood of the amount required to be settled within twelve months, which are then reported within current liabilities. All other taxes payable are recorded within non-current assets. The Company reasonably expects that the valuation allowance applied to carried forward capital losses could reverse in the foreseeable future as it undertakes a capital asset realization program.
     Provision for environmental rehabilitation
AngloGold Ashanti’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Changes in Mineral Reserves could similarly affect the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
     Share-based payments
AngloGold Ashanti issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.
     Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions are described in Note 27 to the consolidated financial statements “Provision for pension and other post-retirement benefits” and include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs and rates of increase in compensation costs. While the Company believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in the assumptions occur.
The main assumptions for 2009 relating to the most significant defined benefit plan were the discount rate, the expected return on plan assets and the compensation and pension plan inflation rates. The discount rate was determined using the South African bond yield rate (on the “benchmark” R186 bond) as a guide and adjusted for the taxation effects on pension plans.
The assumed level of salary increases relative to inflation was advised by the AngloGold Ashanti directors as well as the AngloGold Ashanti Human Resources department. The expected return on plan assets were based on the historical market performance of the underlying assets. For inflation targets the published Consumer Price Index (CPI) by the Department of Statistics as well as the South African Reserve Bank inflation target were used as a guide. Pension increases were assumed to be at 90 percent of the assumed inflation rate, based on the respective Fund’s pension increase policy.
• Effects on results of operations
Company and plan participants’ contributions to the defined benefit funds are disclosed in note 27 to the consolidated financial statements “Provision for pension and other post-retirement medical benefits”. The total Company contributions to defined contribution plans for the years ended December 31, 2009, 2008 and 2007 amounted to $53 million, $49 million and $51 million, respectively.
• Change in pension trends
The trend of the expected return on the plan assets is higher at 10.63 percent for the year ended December 31, 2009 when compared to 2008. Based on the 2008 expected return of 9.28 percent on the defined benefit plan assets, the return for 2009 amounted to $20 million compared to the actual 2009 return of $32 million. The long-term compensation and pension inflation increases estimated in 2008 at 5.25 percent and 3.60 percent, respectively, have increased to 7.50 percent and 4.95 percent, respectively, which is in line with current economic indicators.
• Sensitivity analysis
It is not the policy of AngloGold Ashanti to consider the sensitivity of the accounting figures to different assumptions. The actual short-term salary inflation rate used for the 2009 valuation was a rate of 7 percent and the long-term salary inflation rate was 7.50 percent, which is in line with the actual average increases granted and expected future increases. For each 1 percent point variance in the actual return on the plan assets, the value in growth will vary by $3 million.
     Ore on Leach Pads
The recovery of gold from certain oxide ores is achieved through the heap-leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a process plant where the gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.
The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on metallurgical testing and ore type). Leach pad production cycles vary from several months to multiple years. In operations with multiple year leach cycles, approximately 65 percent of the placed recoverable ounces are recovered in the first year of leaching, with declining amounts each year thereafter until the leaching process is complete.
Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, AngloGold Ashanti’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. For operations with long-term leach production cycles, variations in recovery estimates from new metallurgical data or production variances would be accounted for as an adjustment to the recoverable ounces and the average cost per recoverable ounce of gold on the leach pad. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a pad will not be known until the leaching process has been concluded. Feasibility studies in the United States of America indicate that in terms of the mine life extension project at Cripple Creek leaching activities could extend to 2030.
The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2009 and 2008, $40 million and $49 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap-leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate calculation was used in determining the short-term portion of materials on the leach pad as at December 31, 2009. As at December 31, 2009, $324 million was classified as long-term compared with $261 million as at December 31, 2008.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Research and development expenditure included in the income statement amounted to $3 million, $1million and $10 million during 2009, 2008 and 2007 respectively..
TREND INFORMATION
Outlook. Gold production for 2010 is forecast to be between 4.5 million and 4.7 million ounces subject to stability and availability of power in South Africa and other factors.
Capital expenditure is expected to be approximately $1,081 million in 2010 (2009: $1,027 million), of which 36 percent relates to South Africa, 14 percent to Ghana and 23 percent to Brazil.
Our production outlook is subject to, among other things, unplanned stoppages and safety-related interventions, which may affect production. See “Certain Forward-Looking Statements” which are included in this annual report.

OFF-BALANCE SHEET ARRANGEMENTS
AngloGold Ashanti does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates. The most significant off-balance sheet items are normal purchase and normal sale exempt contracts and unaccrued future rehabilitation obligations, each of which is discussed below.
Normal purchase and normal sale exempt contracts
A number of derivatives are used to manage gold price risks that arise out of the group’s core business activities.
During 2009, gold derivative positions to the value of $797 million were accelerated and settled as part of a hedge buy back exercise. Of these accelerated settlements, the majority, being $580 million, were previously designated as NPSE contracts, allowing them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the provisions of the FASB ASC guidance for derivatives and hedging, necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the guidance for derivatives and hedging, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
Future rehabilitation liability
The unaccrued portion of the future rehabilitation liability is an off-balance sheet obligation. See note 21 to the consolidated financial statements “Provision for environmental rehabilitation”.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
As at December 31, 2009 AngloGold Ashanti had the following known contractual obligations:

Contractual Obligations				1-3	3-5
		Total	Less than 1 year	years	years	More than 5 years
(in millions)		$	$	$	$	$

Long-term debt obligations including interest	(1)	2,115	1,316	69	670	60
Capital lease obligations		93	10	19	16	48
Operating lease obligations		15	9	4	2	—
Purchase obligations
— Contracted capital expenditure	(2)	131	131	—	—	—
— Other purchase obligations	(3)	442	346	39	49	8
Environmental rehabilitation costs	(4)	2,184	27	43	66	2,048
Derivatives	(5)	2,371	2,195	—	175	1
Pensions and other post retirement medical obligations	(6)	164	15	30	32	87
Uncertain taxes	(7)	149	111	—	—	38

Total		7,664	4,160	204	1,010	2,290

(1)	Interest calculations are at the rate existing at the year end. Actual rates are set at floating rates for some of the debt (Refer Note 20 of the consolidated financial statements).

(2)	Represents contracted capital expenditure for which contractual obligations exist. Amounts stated include commitments of equity accounted joint ventures.

(3)	Other purchase obligations represent contractual obligations for mining contract services, purchase of power, supplies, consumables, inventories, explosives and activated carbon. Amounts stated exclude purchase obligations of equity accounted joint ventures.

(4)	Operations of gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of operations by AngloGold Ashanti. Pursuant to environmental regulations, AngloGold Ashanti is also obligated to close their operations and reclaim and rehabilitate the lands upon which it conducted its mining and gold recovery operations. The present estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information of environmental rehabilitation obligations, see “Item 4B.: Business overview — Sustainable development : Environment, community and human rights” in the 2009 Form 20-F. Amounts stated include a total estimated liability of $92 million in respect of equity accounted joint ventures.

(5)	Estimated fair value of all derivatives. Also see “Item 5B.: Liquidity and capital resources — Derivatives accounted for at fair value”. Amounts stated include derivatives of equity accounted joint ventures. Warrants on shares of $5 million dollars not included in derivatives total.

(6)	Represents payments for unfunded plans or plans with insufficient funding.

(7)	Certain of the uncertain tax positions will prescribe within the next 12 months which may result in the total amounts of unrecognized tax benefits decreasing.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The board of directors and stockholders of AngloGold Ashanti Limited
We have audited the accompanying consolidated balance sheets of AngloGold Ashanti Limited (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
The financial statements of Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”), a corporation in which the Company has a 41 percent (December 31, 2008: 38 percent) interest, have been audited by other auditors for the year ended December 31, 2008 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Sadiola, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Sadiola is stated at $97 million at December 31, 2008, and the Company’s equity in net loss is stated at $52 million for the year then ended.
The financial statements of Société des Mines de Morila S.A. (“Morila”), a corporation in which the Company has a 40 percent interest, have been audited by other auditors at December 31, 2008 and for the period then ended, whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Morila, is based solely on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Morila is stated at $114 million at December 31, 2008, and the Company’s equity in net loss is stated at $69 million for the year then ended.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngloGold Ashanti Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2010 expressed an unqualified opinion thereon.
As discussed in note 2 to the consolidated financial statements, in 2007 the Company adopted the guidance originally issued in Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified in FASB ASC Topic 740, Income Taxes), and accordingly has evaluated all tax positions and has made sufficient provision and disclosure.
Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
April 19, 2010
except Note 1, Note 7 and Note 28,
as to which the date is August 11, 2010

Report of the Independent Registered Public Accounting Firm
To the Members of Société des Mines de Morila S.A.
We have audited the accompanying balance sheet of Société des Mines de Morila S.A. (the Company) as of December 31, 2008, and the related statement of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Société des Mines de Morila S.A. at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the IASB.
BDO Stoy Hayward LLP
London, England
April 22, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and stockholders of Societe d’Exploitation des Mines d’Or de Sadiola S.A.:
We have audited the accompanying balance sheet of Societe d’Exploitation des Mines d’Or de Sadiola S.A. (the company) as of December 31, 2008, and the related statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Societe d’Exploitation des Mines d’Or de Sadiola S.A. as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
KPMG Inc.
Registered Auditor
Bloemfontein, South Africa
May 4, 2009

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of income
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share and per share information)

		2009	2008	2007
	Notes	$	$	$

Sales and other income		3,954	3,730	3,095

Product sales		3,784	3,655	3,048
Interest, dividends and other		170	75	47

Costs and expenses		4,852	4,103	3,806

Production costs		2,229	2,159	1,917
Exploration costs		150	126	117
Related party transactions	6	(18)	(10)	(16)
General and administrative		158	136	130
Royalties		84	78	70
Market development costs		10	13	16
Depreciation, depletion and amortization		615	615	655
Impairment of assets	5	8	670	1
Interest expense	5	123	72	75
Accretion expense	5	17	22	20
Employment severance costs	5	14	9	19
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	5	10	(64)	10
Non-hedge derivative loss	5	1,452	258	808
Other operating items	5	—	19	(16)

Loss from continuing operations before income tax and equity income in affiliates		(898)	(373)	(711)

Taxation benefit/(expense)	7	33	(22)	(118)

Equity income/(loss) in affiliates		88	(149)	41

Net loss from continuing operations		(777)	(544)	(788)
Discontinued operations	8	—	23	2

Net loss		(777)	(521)	(786)

Less: Net income attributable to noncontrolling interests		(48)	(42)	(28)

Net loss — attributable to AngloGold Ashanti		(825)	(563)	(814)

Net loss — attributable to AngloGold Ashanti

Loss from continuing operations		(825)	(586)	(816)

Discontinued operations		—	23	2

		(825)	(563)	(814)

(Loss)/earnings per share attributable to AngloGold Ashanti common stockholders: (cents)
From continuing operations	9
Ordinary shares		(230)	(186)	(293)
E Ordinary shares		(115)	(93)	(146)
Ordinary shares — diluted		(230)	(186)	(293)
E Ordinary shares — diluted		(115)	(93)	(146)
Discontinued operations	9
Ordinary shares		—	7	1
E Ordinary shares		—	4	—
Ordinary shares — diluted		—	7	1
E Ordinary shares — diluted		—	4	—

Net loss	9
Ordinary shares		(230)	(179)	(292)
E Ordinary shares		(115)	(89)	(146)
Ordinary shares — diluted		(230)	(179)	(292)
E Ordinary shares — diluted		(115)	(89)	(146)

Weighted average number of shares used in computation	9
Ordinary shares		357,355,126	313,157,584	277,337,292
E Ordinary shares — basic and diluted		3,873,169	4,046,364	4,117,815
Ordinary shares — diluted		357,355,126	313,157,584	277,337,292

Dividend paid per ordinary share (cents)		13	13	44
Dividend paid per E ordinary share (cents)		7	7	22

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated balance sheets
AT DECEMBER 31, 2009 and 2008
(In millions, except share information)

		2009	2008
	Notes	$	$

ASSETS
Current Assets		2,758	2,913

Cash and cash equivalents		1,100	575
Restricted cash	10	12	10
Receivables		206	224

Trade	11	45	39
Recoverable taxes, rebates, levies and duties		82	64
Related parties		5	4
Other	11	74	117

Inventories	12	663	552
Materials on the leach pad	12	40	49
Derivatives	25	330	571
Deferred taxation assets	7	333	150
Assets held for sale	17	74	782

Property, plant and equipment, net	13	5,454	4,765
Acquired properties, net	14	831	814
Goodwill	15	162	132
Other intangibles, net	15	18	20
Derivatives	25	5	—
Other long-term inventory	12	26	40
Materials on the leach pad	12	324	261
Other long-term assets	16	1,022	455
Deferred taxation assets	7	62	51
Total assets		10,662	9,451

LIABILITIES AND EQUITY
Current liabilities		4,475	3,458

Trade accounts payable		340	314
Payroll and related benefits		147	92
Other current liabilities	18	120	157
Derivatives	25	2,525	1,758
Short-term debt	20	1,292	1,067
Tax payable		42	28
Liabilities held for sale	17	9	42

Other non-current liabilities	19	163	117
Long-term debt	20	667	873
Derivatives	25	176	130
Deferred taxation liabilities	7	1,171	1,008
Provision for environmental rehabilitation	5/21	385	302
Provision for labor, civil, compensation claims and settlements		33	31
Provision for pension and other post-retirement medical benefits	27	147	126
Commitments and contingencies	22	—	—
Equity	23	3,445	3,406

Common stock

Share capital - 600,000,000 (2008 - 400,000,000) authorized common stock of 25 ZAR cents each. Stock issued 2009 - 362,240,669 (2008 - 353,483,410)		12	12
Additional paid in capital		7,836	7,502
Accumulated deficit		(3,914)	(3,044)
Accumulated other comprehensive income		(654)	(1,148)
Other reserves		37	—

Total AngloGold Ashanti stockholders’ equity		3,317	3,322
Noncontrolling interests		128	84

Total liabilities and equity		10,662	9,451

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of cash flows
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions)

		2009	2008	2007
	Notes	$	$	$

Net cash provided by operating activities		443	64	561

Net loss		(777)	(521)	(786)
Reconciled to net cash provided by operations:

Loss/(profit) on sale of assets, realization of loans, indirect taxes and other		18	(64)	14
Depreciation, depletion and amortization		615	615	655
Impairment of assets		8	670	1
Deferred taxation		(199)	(72)	(73)
Cash utilized for hedge book settlements		(797)	(1,113)	—
Movement in non-hedge derivatives		1,689	511	802
Equity (income)/loss in affiliates		(88)	149	(41)
Dividends received from affiliates		101	78	65
Other non cash items		(125)	27	6
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits		19	24	90
Effect of changes in operating working capital items:
Receivables		(44)	(7)	(77)
Inventories		(169)	(131)	(240)
Accounts payable and other current liabilities		192	(101)	147

Net cash provided by continuing operations		443	65	563
Net cash used in discontinued operations		—	(1)	(2)

Net cash used in investing activities		(268)	(1,593)	(1,031)

Acquisition of assets		—	—	(40)
Increase in non-current investments		(89)	(93)	(27)
Affiliates and equity accounted joint ventures acquired		(354)	—	—
Proceeds on disposal of affiliate		—	48	—
Affiliates loans advanced		(2)	(4)	—
Affiliates loans repaid		—	4	—
Additions to property, plant and equipment		(1,019)	(1,194)	(1,015)
Proceeds on sale of mining assets		1,142	39	29
Proceeds on the sale of discontinued assets		—	10	1
Proceeds on sale of available for sale investments		2	4	4
Proceeds on redemption of held to maturity investments		79	84	21
Dividends from available for sale investments		—	—	2
Cash outflows from derivatives purchased		(18)	(485)	—
Cash inflows from derivatives purchased		—	—	19
Loans receivable advanced		—	—	(1)
Loans receivable repaid		1	—	1
Change in restricted cash		(10)	(6)	(25)

Net cash generated by financing activities		303	1,715	462

Short-term debt repaid		(1,867)	(298)	(520)
Short-term debt raised		1,014	110	318
Issuance of stock		306	1,722	34
Share issue expenses		(11)	(54)	—
Long-term debt repaid		(864)	(316)	—
Long-term debt raised		1,760	743	525
Debt issue costs		(14)	—	—
Cash outflows from derivatives with financing		—	(134)	—
Cash inflows from derivatives with financing		35	—	249
Dividends paid to common stockholders		(45)	(41)	(125)
Dividends paid to noncontrolling interests		(11)	(17)	(19)

Net increase/(decrease) in cash and cash equivalents		478	186	(8)
Effect of exchange rate changes on cash		47	(88)	14
Cash and cash equivalents — January 1,		575	477	471

Cash and cash equivalents — December 31,		1,100	575	477

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Consolidated statements of stockholders’ equity
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share information)

	AngloGold Ashanti stockholders
				Accumulated other
		Common	Additional paid	comprehensive	Accumulated	Other	Noncontrolling
	Common	stock	in capital	income*	deficit	reserves	interests	Total
	stock	$	$	$	$	$	$	$

Balance — January 1, 2007	275,307,563	10	5,539	(765)	(1,476)		61	3,369
Net (loss)/income					(814)		28	(786)
Cumulative FIN 48 adjustment. Refer to Note 2.					(25)			(25)
Translation gain				93			2	95
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				200			2	202
Net loss on cash flow hedges, net of tax				(166)			(2)	(168)
Hedge ineffectiveness on cash flow hedges, net of tax				10				10
Net gain on available-for-sale financial assets arising during the period, net of tax				3				3

Other comprehensive income								117

Comprehensive loss								(669)
Acquisition of noncontrolling interests in Iduapriem and Teberebie mines							(9)	(9)
Stock issues as part of Share Incentive Scheme	1,181,882	—	37					37
Stock issues in exchange for E Ordinary shares cancelled	8,026	—	2					2
Stock issues transferred from Employee Share Ownership Plan to exiting employees	46,590	—	2					2
Stock based compensation expense			27					27
Dividends					(125)		(19)	(144)

Balance — December 31, 2007	276,544,061	10	5,607	(625)	(2,440)		63	2,615
Net (loss)/income					(563)		42	(521)
Translation loss				(597)			(8)	(605)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				157			3	160
Net loss on cash flow hedges, net of tax				(61)				(61)
Hedge ineffectiveness on cash flow hedges, net of tax				8				8
Net loss on available-for-sale financial assets arising during the period, net of tax				(29)				(29)
Release on disposal of available-for-sale financial assets during the period, net of tax				(1)				(1)

Other comprehensive loss								(528)

Comprehensive loss								(1,049)
Acquisition of subsidiary							1	1
Stock issues as part of rights offer	69,470,442	2	1,664					1,666
Stock issues as part of Golden Cycle acquisition	3,181,198	—	118					118
Stock issues as part of Sao Bento acquisition	2,701,660	—	70					70
Stock issues as part of Share Incentive Scheme	672,545	—	14					14
Stock issues in exchange for E Ordinary shares cancelled	94	—	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	57,761	—	2					2
Stock based compensation expense			24					24
Dividends					(41)		(17)	(58)

Balance — December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)		84	3,406
Net (loss)/income					(825)		48	(777)
Translation gain				320			6	326
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax				97			1	98
Net loss on cash flow hedges, net of tax				(12)				(12)
Hedge ineffectiveness on cash flow hedges, net of tax				5				5
Net gain on available-for-sale financial assets arising during the period, net of tax				72				72
Realized loss in earnings on available-for-sale financial assets during the period, net of tax				12				12

Other comprehensive income								501

Comprehensive loss								(276)
Share of capital transaction at equity accounted joint venture						37		37
Stock issues as part of equity offering	7,624,162	—	280					280
Stock issues as part of Share Incentive Scheme	1,131,916	—	25					25
Stock issues in exchange for E Ordinary shares cancelled	1,181	—	3					3
Stock issues transferred from Employee Share Ownership Plan to exiting employees	189,787	—	7					7
Stock based compensation expense			19					19
Dividends					(45)		(11)	(56)

Balance — December 31, 2009	361,574,807	12	7,836	(654)	(3,914)	37	128	3,445

*	The cumulative translation loss included in accumulated other comprehensive income amounted to $765 million (2008: $1,085 million). The translation loss has no tax effect. The cumulative charge, net of deferred taxation of $33 million (2008: $68 million), included in accumulated other comprehensive income in respect of cash flow hedges amounted to $22 million (2008: $112 million). The cumulative gain, net of deferred taxation of $3 million (2008: $1 million), included in accumulated other comprehensive income in respect of available for sale financial assets amounted to $69 million (2008: $15 million loss). The cumulative gain included in accumulated other comprehensive income in respect of the hedge of a net investment in foreign entities amounted to $64 million (2008: $64 million). This gain is offset by $64 million (2008: $64 million) arising from translation of net investments in foreign entities.

As at December 31, 2009 and 2008, $254 million and $453 million, respectively, of retained earnings arising from the Company’s equity accounted joint ventures and certain subsidiaries may not be remitted without third-party shareholder consent.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ANGLOGOLD ASHANTI LIMITED
Notes to the consolidated financial statements
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(In millions, except share and per share information)
1.	NATURE OF OPERATIONS

AngloGold Ashanti Limited (the “Company”), as it conducts business today, was formed on April 26, 2004 following the Business Combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). AngloGold, formerly Vaal Reefs Exploration and Mining Company Limited, was incorporated in South Africa on May 29, 1944 and Ashanti was incorporated in Ghana on August 19, 1974. The Company conducts gold-mining operations in the following regions: South Africa; Continental Africa (Ghana, Guinea, Mali, Namibia and Tanzania); Australasia (Australia) and the Americas (Argentina, Brazil and United States of America). The Company also produces as by-product: silver, uranium oxide and sulfuric acid.
2.	ACCOUNTING CHANGES
Decreases in ownership of a subsidiary

In January 2010, the Financial Accounting Standards Board (“FASB”) updated the Accounting Standards Codification (“the Codification” or “ASC”) guidance for decreases in ownership of a subsidiary to include additional disclosures required upon deconsolidation of a subsidiary. The amendments are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and should be applied retrospectively to the first period in which the guidance on noncontrolling interests is adopted. The adoption had no impact on the Company’s financial statements.

The accounting standards codification

In June 2009, the FASB established the accounting standards codification to become the source of authoritative U.S. GAAP. The codification will supersede all non-SEC accounting and reporting standards. It is effective for interim and annual periods ending after September 15, 2009. The adoption had no impact on the Company’s financial statements, other than the references to authoritative U.S. GAAP.

Subsequent events

In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended the ASC guidance for subsequent events. As a result, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants is effective immediately. The adoption had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.	ACCOUNTING CHANGES (continued)

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB updated the ASC guidance for recognition and presentation of other-than-temporary impairments which: (i) clarifies the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provides guidance on the amount recognized of an other-than-temporary impairment and (iii) expands the disclosures required. It is effective for interim and annual reporting periods ending after June 15, 2009. See Note 16 for additional information.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB updated the ASC guidance for interim disclosures about fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. It is effective for interim reporting periods ending after June 15, 2009. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

Assets and liabilities from contingencies in business combinations

In April 2009, the FASB updated the ASC guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance addresses issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. It is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted the provisions to be applied to all future business combinations.

Equity method investment

In November 2008, The Emerging Issues Task Force (“EITF”) reached consensus on equity method investment accounting considerations, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. It provides guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. It is effective for the Company’s fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption had no impact on the Company’s financial statements.

Instrument indexed to own stock

In June 2008, the EITF reached a consensus on determining whether an instrument (or an embedded feature) is indexed to an entity’s own stock. The consensus was reached on the following three issues:
•	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

•	How the currency in which the strike price of an equity-linked financial instrument is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

•	How an issuer should account for market-based employee stock option valuation instruments.
It is effective for the Company’s fiscal year beginning January 1, 2009. The adoption had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.	ACCOUNTING CHANGES (continued)

Participating securities

In June 2008, the FASB updated the ASC guidance for determining whether instruments granted in share-based payment transactions are participating securities, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Under the guidance unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. It is effective for the Company’s fiscal year beginning January 1, 2009. The adoption of had no impact on the Company’s financial statements.

Convertible debt instruments

In May 2008, the FASB updated the ASC guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which addresses the accounting for convertible debt securities that may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. It is effective for the Company’s fiscal year beginning January 1, 2009. The adoption had no impact on the Company’s financial statements.

Useful life of intangible assets

In April 2008, the FASB updated the ASC guidance for determination of the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and remove the requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions. Instead, it requires an entity to consider its own historical experience in renewing similar arrangements. It is effective for the Company’s fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company’s financial statements.

Derivative instruments

In March 2008, the FASB updated the ASC guidance for disclosures about derivative instruments and hedging activities. The guidance requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The Company adopted these provisions on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company’s financial statements. See Note 25 for additional information.

Noncontrolling interests

In December 2007, the FASB updated the ASC guidance for noncontrolling interests in consolidated financial statements to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company adopted the provisions on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.	ACCOUNTING CHANGES (continued)

Business combinations

In December 2007, the FASB updated the ASC guidance for business combinations, which requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions on January 1, 2009 to be applied to all future business combinations.

Post-retirement benefit plan assets

In December 2008, the FASB updated the ASC guidance for employers’ disclosures about post-retirement benefit plan assets, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. It requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. The Company early adopted the provisions as of December 31, 2008. The adoption did not have a material impact on the Company’s financial statements.

Disclosures about credit derivatives and certain guarantees

In September 2008, the FASB updated the ASC guidance for disclosures about credit derivatives and certain guarantees, which requires disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument to provide certain disclosures for each credit derivative for each statement of financial position presented. It also requires an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company does not have any credit derivatives. The Company adopted the disclosure requirements with regards to guarantees as of December 31, 2008.

Employee benefit plans

In September 2006, the FASB updated the ASC guidance for employers’ accounting for defined benefit pension and other post-retirement plans. The adoption of its requirement to measure the plan assets and benefit obligations as of December 31, 2008 did not have a material impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
2.	ACCOUNTING CHANGES (continued)

Fair value measurements

The Company adopted the FASB ASC guidance for fair value measurements for financial assets and financial liabilities on January 1, 2008.

It provided enhanced guidance for using fair value to measure assets and liabilities. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. It also requires that fair value measurements be separately disclosed by level within the fair value hierarchy. Refer to Note 24.

In February 2008, the FASB issued an update to the ASC guidance which provided a one year deferral until January 1, 2009 for certain non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The Company adopted the provisions on January 1, 2009.

In October 2008, the ASC guidance was updated for determining the fair value of a financial asset when the market for that asset is not active. The intent of this update was to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is not active. It is effective as of the issuance date and has not affected the valuation of the Company’s financial assets.

In April 2009, the ASC guidance was updated for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. It provides additional guidance for estimating fair value when the volume and level of activity have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. It is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption had no impact on the Company’s financial statements.

In August 2009, the ASC guidance was updated to clarify how entities should estimate the fair value of liabilities. It provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The amended guidance on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 28, 2009. The adoption had no impact on the Company’s financial statements.

Uncertain taxes

The Company adopted the FASB ASC guidance for accounting for uncertainty in income taxes on January 1, 2007 and recorded an opening adjustment of $25 million against opening accumulated deficit on adoption. The guidance prescribes a comprehensive model for the financial statement recognition, measurement presentation and disclosure of tax positions taken or expected to be taken in income tax returns. It also provides guidance on derecognition and classification and recognition of interest and penalties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS
2009 acquisitions
The Company made the following acquisitions during the year:
•	Acquisition of an effective 45 percent interest in the Kibali gold project

With effect from December 22, 2009, AngloGold Ashanti and Randgold Resources Limited (“Randgold”) each hold an effective 45 percent interest in the Kibali gold project (formerly the Moto gold project), while L’Office des Mines d’Or de Kilo-Moto (“OKIMO”), a Congolese parastatal, holds the remaining 10 percent stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (“the DRC”) in the Kibali gold project.

The purchase price for the acquisition of AngloGold Ashanti’s initial interest of 35 percent in the Kibali gold project was funded by an offering of 7,624,162 ordinary shares at an issue price of $37.25 per ADS (or R288.32 per ordinary share) which represented an approximate 3 percent discount to the closing price of its ADS on the NYSE on August 31, 2009. The offering closed on September 8, 2009 and AngloGold Ashanti received total gross proceeds, before underwriting discounts and expenses, of approximately $284 million. Total consideration for the effective 45 percent interest acquired in the Kibali gold project amounted to $345 million.

•	Acquisition of an additional interest in Sadiola

On December 29, 2009, AngloGold Ashanti, together with IAMGOLD Corporation purchased from the International Finance Corporation (“IFC”), the IFC’s 6 percent stake in Société d’Exploitation des Mines d’or de Sadiola (“SEMOS”), which owns the Sadiola Gold Mine for $12 million (AngloGold Ashanti’s share being $6 million) to be followed by contingent payments not exceeding $3 million (of which AngloGold Ashanti’s share is $1.5 million). This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38 percent to 41 percent. In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Government of the Republic of Mali to take up its proportionate entitlement of 19.15 percent of the 6 percent sale interest, by acquiring an equal 0.574 percent interest in SEMOS from each. The Government of the Republic of Mali has advised the parties that they expect to confirm their intention by the end of June 2010.
2009	disposals
The Company’s disposals during the year included:
•	Disposal of Boddington Gold Mine

On January 28, 2009, AngloGold Ashanti announced that it had agreed to sell its 33.33 percent interest in the Boddington Gold Mine to Newmont Mining Corporation (“Newmont”). The transaction was completed on June 26, 2009.

In terms of the agreement, the Company received payment of $750 million in cash during June 2009 and a further $240 million in December 2009. In addition, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million. All refunds and reimbursements between the Company and Newmont have been settled.

•	Disposal of Tau Lekoa

On February 17, 2009, AngloGold Ashanti announced that it had agreed to sell with effect from January 1, 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer & Jack Mines Limited (“Simmers”). On November 25, 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval of the South African Department of Mineral Resources (“DMR”), of the transfer of the applicable mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from March 31, 2010 to September 30, 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before September 30, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2008	acquisitions
The Company made the following acquisitions during the year:
•	Acquisition of noncontrolling interests in the United States of America

Effective July 1, 2008, AngloGold Ashanti acquired the remaining 33 percent shareholding in the Cripple Creek & Victor Gold Mining Company joint venture (“CC&V”) through the acquisition of 100 percent of Golden Cycle Gold Corporation (“GCGC”). The Company issued 3,181,198 AngloGold Ashanti shares (total value $118 million) pursuant to this transaction. The Company completed the purchase price allocation of fixed assets during the third quarter of 2008. The transaction was accounted for as a purchase business combination whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and as such, the acquisition resulted in goodwill of $18 million being recorded, relating mainly to the premium paid to obtain the remaining interest in CC&V. The goodwill related to the acquisition is non-deductible for tax purposes.

•	Acquisition of São Bento mine

On December 15, 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited (“SBG”) and its wholly-owned subsidiary, São Bento Mineração S.A. (“SBMSA”) from Eldorado Gold Corporation (“Eldorado”) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. The transaction was accounted for as an asset acquisition. The purchase price was allocated to the underlying assets acquired. The purchase of SBG and SBMSA gave AngloGold Ashanti access to the São Bento mine, a gold operation situated in the immediate vicinity of AngloGold Ashanti’s Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil.
2008	disposals
The Company’s disposals during the year included:
•	Disposal of exploration interests in Colombia

On February 14, 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (“MOA”) with B2Gold Corp. (“B2Gold”). B2Gold would acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On May 16, 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9 percent direct interest in B2Gold and increase B2Gold’s interest in certain Colombian properties, as stated.

•	Disposal of equity interest in Nufcor International Limited

During the quarter ended June 30, 2008, the Company disposed of its 50 percent interest held in Nufcor International Limited, a London based uranium marketing, trading and advisory business, to Constellation Energy Commodities Group for net proceeds of $48 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3.	ACQUISITIONS AND DISPOSALS OF BUSINESSES AND ASSETS (continued)
2007	acquisitions
The Company made the following acquisitions during the year:
•	Strategic alliance in Russia with Polymetal and assets acquired from Trans-Siberian Gold plc

During 2006, AngloGold Ashanti entered into a 50:50 strategic alliance (joint venture) with Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal (“Polymetal”). In June 2007, the Company concluded the purchase of Trans-Siberian Gold plc (“TSG”)’s interests in its Krasnoyarsk based subsidiaries, OOO GRK Amikan (“Amikan”) and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania (“AS APK”) for a consideration of $40 million. The companies acquired from TSG by AngloGold Ashanti, together with two greenfields exploration companies held by Polymetal, hold the initial operating assets of the joint venture. Of the assets acquired from TSG, assets of $15 million were subsequently sold by the joint venture during the quarter ended March 31, 2008.

•	Acquisition of noncontrolling interests in Ghana

AngloGold Ashanti completed the acquisition of the noncontrolling interests in the Iduapriem and Teberebie mine previously held by the Government of Ghana (5 percent) and the International Finance Corporation (10 percent) effective September 1, 2007 for a total cash consideration of $25 million. The Company finalized the purchase price allocation of fixed assets during the third quarter of 2008. The final purchase price allocation did not vary significantly from the preliminary allocation.
2007	disposals
The Company’s disposals during the year included:
•	Sale of Ergo surface reclamation operation

On June 8, 2007, AngloGold Ashanti announced that it had sold, subject to certain conditions, most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited. The transaction was approved by the Competition Commissioner on May 5, 2008.

•	Sale of Mwana Africa plc shares

During July 2007, AngloGold Ashanti disposed of its investment of 600,000 shares previously held in Mwana Africa plc for $0.8 million.

Fair value of acquisition of business

2008
Golden Cycle
acquisition(1)
$
Property, plant and equipment	93
Goodwill(1)	18
Current assets	7

Net value of assets acquired	118
Purchase price paid	(118)

- Issuance of common stock	(118)

Gross value	(118)
Share issue expenses	—

(1)	The Golden Cycle Gold Corporation business combination was completed effective July 1, 2008. Refer to: “Acquisition of noncontrolling interests in the United States of America”. The Company recorded goodwill, relating to the portion of the purchase price which cannot be attributed to the fair value of assets and liabilities acquired, of $18 million on acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company presents its consolidated financial statements in United States dollars. The functional currency of a significant portion of the group’s operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars. The translation of amounts into US dollars is in accordance with the FASB ASC guidance on foreign currency translation.

Use of estimates: The preparation of the financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. The Company regularly reviews estimates and assumptions that affect the annual financial statements, however, actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions include mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred taxation assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

Comparatives: The Company adopted the FASB ASC guidance on noncontrolling interests, effective January 1, 2009, which requires the noncontrolling interests to be classified as a separate component of net income and equity. The Company also reclassified the short-term portion relating to its post-retirements benefits of $13 million in the consolidated balance sheet as of December 31, 2008, from Provision for pension and other post-retirement medical benefits to Other current liabilities. The change was made to conform to the presentation in the consolidated balance sheet as of December 31, 2009.

The following are the accounting policies used by the Company which have been consistently applied:
4.1	Consolidation

The consolidated financial information includes the financial statements of the Company and its subsidiaries. Where the Company has a direct or indirect controlling interest in an entity through a subsidiary, the entity is classified as a subsidiary. Interests in incorporated mining joint ventures in which the Company has joint control are accounted for by the equity method.

The financial statements of subsidiaries and the Environmental Trust Fund (a rehabilitation trust under the Company’s control) are prepared for the same reporting period as the Company, using the same accounting policies, except for Rand Refinery Limited (a subsidiary of the Company) which reports on a three-month time lag. Adjustments are made to subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are consolidated from the date on which control is transferred. They are de-consolidated from the date on which control ceases.

All significant intercompany transactions and accounts are eliminated in consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.2	Investments in equity investees (associates and incorporated joint ventures)

An associate is an entity other than a subsidiary in which the Company has a material long-term interest and in respect of which the Company has the ability to exercise significant influence over operational and financial policies, normally owning between 20 percent and 50 percent of the voting equity.

A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more external joint venture partners under a contractual arrangement that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent.

Investments in associates and incorporated joint ventures are accounted for using the equity method.

Goodwill relating to associates and incorporated joint ventures is included in the carrying value of the Company’s investment. The total carrying value of equity accounted investments in associates and incorporated joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually. When an indicated impairment exists, the carrying value of the Company’s investment in those entities is written down to its fair value. The Company’s share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the Company, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the Company.

Profits realized in connection with transactions between the Company and associated companies are eliminated in proportion to ownership.

4.3	Foreign currency translation

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).

Transactions and balances

Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Non-monetary items are translated at historic rates. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate, except where hedge accounting is applied. These transactions are included in the determination of other income.

Group companies

The results and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	equity items other than profit attributable to equity shareholders are translated at the closing rate;

•	assets and liabilities for each balance sheet presented are translated at the closing rate;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity and included within accumulated other comprehensive income.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to stockholders’ equity on consolidation.

When a foreign operation is sold, cumulative exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate at each balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.4	Segment reporting

A segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other segments and are reported on a reporting segment basis using the management approach. This approach is based on the way management organizes segments within the Company for making operating decisions and assessing performance. The Chief Operating Decision Maker has determined that the Company operates primarily in the delivery of gold.

4.5	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value. Restricted cash is reported separately in the consolidated balance sheets.

4.6	Non-marketable debt securities

Investments in non-marketable debt securities, for which the Company does not control or exercise significant influence, are classified as held to maturity are subsequently measured at amortized cost. If there is evidence that held to maturity financial assets are impaired the carrying amount is reduced and the loss recognized in the income statement.

4.7	Marketable equity investments and debt securities

Marketable equity investments and debt securities which are considered available-for-sale, are carried at fair value, and the net unrealized gains and losses computed in marking these securities to market are reported within accumulated other comprehensive income in the period in which they arise. These amounts are removed from accumulated other comprehensive income and reported in income when the asset is derecognized or when there is evidence that the asset is impaired in accordance with the FASB ASC guidance on accounting for certain investments in debt and equity securities. AngloGold Ashanti considers several factors in determining other-than-temporary impairment losses: including the current and expected long-term business prospects of the issuer; the length of time and relative magnitude of the price decline and its ability and intent to hold the investment until the price recovers.

Marketable debt securities that are classified as held to maturity are subsequently measured at amortized cost.

4.8	Inventories

Inventories, including gold in process, gold on hand (doré/bullion), uranium oxide, sulfuric acid, ore stockpiles and supplies, are stated at the lower of cost or market value. Gold in process is valued at the average total production cost at the relevant stage of production as described below. The cost of gold, uranium oxide and sulfuric acid is determined principally by the weighted average cost method using related production costs.

Ore stockpiles are valued at the average moving cost of mining the ore. Supplies are valued at the lower of weighted average cost or market value. Heap leach pad materials are measured on an average total production cost basis.

The cost of inventory is determined using the full absorption costing method. Gold in process and ore stockpile inventory include all costs attributable to the stage of completion. Costs capitalized to inventory include amortization of property, plant and equipment and capitalized mining costs, direct and indirect materials, direct labor, shaft overhead expenses, repairs and maintenance, utilities, metallurgy costs, attributable production taxes and royalties, and directly attributable mine costs. Gold on hand (doré/bullion) includes all gold in process and refining costs. Ore is recorded in inventory when blasted underground, or when placed on surface stockpiles in the case of open-pit operations.

The costs of materials currently contained on the leach pad are reported as a separate line item. As at December 31, 2009 and 2008, $40 million and $49 million, respectively, was classified as short-term as the Company expects the related gold to be recovered within twelve months. The short-term portion of materials on the leach pad is determined by multiplying the average cost per ounce in inventory by the expected production ounces for the next twelve months. Heap leach pad inventory occurs in two forms: (1) gold recoverable but yet to be dissolved (i.e. gold still in the ore), and (2) gold recoverable from gold dissolved in solution within the leach pad (i.e. pore water). This estimate was used in determining the short-term portion of materials on the leach pad as at December 31, 2009. As at December 31, 2009, $324 million was classified as long-term compared with $261 million as at December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.9	Development costs and stripping costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to initially establish a mine and to expand the capacity of operating mines.

Post production stripping costs are considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs only occurs to the extent inventory exists at the end of a reporting period.

Costs associated with the opening of a new pit, are capitalized as mine development costs.

4.10	Depreciation, depletion and amortization

Mine development costs, mine plant facilities and other fixed assets

Mine development costs, mine plant facilities and other fixed assets are recorded at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs.

Capitalized mine development costs include expenditure incurred to develop new orebodies, to define further mineralization in existing orebodies and to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred.

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

Mine plant facilities are amortized using the lesser of their useful life or units-of-production method based on estimated proven and probable mineral reserves. Main shafts are depleted using total proven and probable reserves as the shaft will be used over the life of the mine. Other infrastructure costs including ramps, stopes, laterals, etc. and ore reserve development are depleted using proven and probable reserves applicable to that specific area. When an area is vacated and there is no longer an intention to mine due to a change in mine plans, all costs that have not been depleted are written off.

Other fixed assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives as follows:
•	vehicles up to five years; and

•	computer equipment up to three years.
Acquired properties

Acquired properties are carried at amortized cost. Purchased undeveloped mineral interests are acquired mineral rights and are recorded as tangible assets as part of acquired properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. “Brownfield” stage mineral interests represent interests in properties that are believed to potentially contain other mineralized material, such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, that is in proximity to proven and probable mineral reserves and within an immediate mine structure. “Greenfield” stage mineral interests represent interests in properties that are other mine-related or greenfields exploration potential that are not part of measured or indicated resources and are comprised mainly of material outside of a mine’s infrastructure. The Company’s mineral rights are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.10	Depreciation, depletion and amortization (continued)

Brownfield properties are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Greenfield mineral interests are carried at acquired costs until such time as a mineral interest enters the production stage and are amortized using the unit-of-production method based on estimated proven and probable mineral reserves.

Both Brownfield properties and Greenfield mineral interests are evaluated for impairment as held-for-use assets in accordance with the Company’s asset impairment accounting policy. See Note 4.13.

4.11	Other mining costs

Other mining costs including repair and maintenance costs incurred in connection with major maintenance activities are charged to operations as incurred.

4.12	Goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves including value beyond proven and probable, acquired properties and other net assets is recognized as goodwill.

Goodwill relating to subsidiaries is tested for impairment at least annually or when indicators of impairment exist and is carried at cost less accumulated impairment losses.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to reporting units for the purpose of impairment testing.

Goodwill relating to incorporated joint ventures and associates is included within the carrying value of the investment in incorporated joint ventures and associates and tested for impairment when indicators exist. See Note 4.2.

The allocation of goodwill to an individual operating mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. The Company performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

4.13	Asset impairment

The Company evaluates its held-for-use long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, including goodwill, if any, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets. The Company records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The Company estimates fair value by discounting the expected future cash flows using a discount factor that is commensurate with the risks involved, considering the term of the expected cash flows and any asset specific and country risks. In addition, an asset impairment is considered to exist where the fair value less costs to sell of an asset held for sale is below its carrying amount.

4.14	Borrowing costs

Interest on borrowings relating to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project. Such borrowing costs are capitalized over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.15	Leased assets

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments with the related lease obligation recognized at the same amount. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

4.16	Provisions

Provisions are recognized when the Company has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

4.17	Taxation

Current and deferred taxation is recognized as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period directly in equity; or a business combination that is an acquisition. See Note 4.22.

Current taxation is measured on taxable income at the applicable enacted statutory rates.

The Company’s operation involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities and resolution of disputes arising from federal, state, and international tax audits. A tax position is recognized in the financial statements when it is ‘more-likely-than-not’ that the tax position will be sustained upon examination by the relevant taxing authority based on the technical merits. The Company recognizes tax liabilities for anticipated tax audit issues in tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest and penalties, if any, in the income statement as part of income tax expense.

4.18	Asset retirement obligations and rehabilitation costs

The Company accounts for asset retirement obligations (“AROs”) in accordance with the FASB ASC guidance on accounting for asset retirement obligations.

AROs also referred to as decommissioning costs, arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Where the obligation arises from activities that are operational in nature and does not give rise to future economic benefit, the capitalized cost is amortized in the period incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

Rehabilitation costs and related liabilities are based on the Company’s interpretation of current environmental and regulatory requirements.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are accrued when they are known, probable and reasonably estimable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.19	Product sales

Revenue from product sales is recognized when:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectability is reasonably assured.
The sales price, net of any taxes, is fixed on either the terms of gold sales contracts or the gold spot price.

4.20	Financial instruments

Financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the Company becomes a party to the contractual arrangements. Subsequent measurement of derivative instruments is dealt with below.

Derivatives

The Company accounts for derivative contracts in accordance with the FASB ASC guidance on accounting for derivative instruments and hedging activities, which requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value at each reporting period are accounted for either in the income statement or in accumulated other comprehensive income, depending on the use and designation of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from capitalized expenditure and the sale of production into the spot market, and are classified as cash flow hedges. Where a derivative qualifies as the hedging instrument in a cash flow hedge, changes in fair value of the hedging instruments, to the extent effective, are deferred in accumulated other comprehensive income and reclassified to earnings as product sales or as an adjustment to depreciation expense pertaining to capital expenditure, when the hedged transaction occurs. The ineffective portion of changes in fair value of the cash flow hedging instruments is reported in earnings as gains or losses on non-hedge derivatives in the period in which they occur.

All other contracts not meeting the criteria for the normal purchases and sales exemption or hedge accounting are recorded at their fair market value, with changes in value at each reporting period recorded in earnings as gains or losses on non-hedge derivatives.

Cash flows from derivative instruments accounted for as cash flow hedges and non-hedge derivatives are included in net cash provided by operating activities in the statements of consolidated cash flows. Contracts that contain ‘off-market’ terms that result in the inflow of cash at inception are analogous to borrowing activities and, as such, are treated as financing activities. All current and future cash flows associated with such instruments are classified as financing activities within the consolidated cash flow statement. Contracts that contain ‘off-market’ terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities. All current and future cash flows associated with such instruments are classified within the investing activities of the consolidated statement of cash flows.

The estimated fair values of derivatives are determined at discrete points in time based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Certain derivative instruments are designated as hedges of foreign currency denominated borrowings and investments in foreign entities. This designation is reviewed at least quarterly, or as borrowing and investment levels change. The hedge amounts (to the extent effective) are recorded as an offset to the translation gains/losses being hedged.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.21	Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee administered funds, determined by annual actuarial calculations. The Company has both defined benefit and defined contribution plans.

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income as and when they arise. This method is applied consistently in each period end to all gains and losses.

The asset/liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The contributions on defined contribution plans are recognized as employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other post-employment benefit obligations

Some group companies provide post-retirement healthcare benefits. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. These obligations are valued annually by independent qualified actuaries. Actuarial gains and losses arising in the plan are recognized as income or expense as and when they arise.

Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after balance sheet date are discounted to present value.

4.22	Deferred taxation

The Company follows the liability method of accounting for deferred taxation whereby the Company recognizes the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred taxation assets and liabilities include the impact of any tax rate changes enacted during the year. Principal temporary differences arise from depreciation on property, plant and equipment, derivatives, provisions and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred taxation assets if it is more likely than not that such assets will not be realized.

4.23	Dividends paid

Dividends are recognized when declared by the board of directors. Dividends may be payable in Australian dollars, South African rands, United Kingdom pounds or Ghanaian cedis. Dividends declared to foreign stockholders are not subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. Dividends are freely transferable to foreign stockholders from both trading and non-trading profits earned in South Africa by publicly listed companies. Under South African law, the Company may declare and pay dividends from any reserves included in total shareholders’ equity (including share capital and premium) calculated in accordance with International Financial Reporting Standards (IFRS), subject to its solvency and liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.24	Earnings per share

Earnings and diluted earnings per share have been calculated, for each class of common stock outstanding, in accordance with the FASB ASC guidance on earnings per share, using the two class method which requires that basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of Ordinary shares and, if dilutive, potential common shares outstanding during the period. The computation of the diluted income (loss) per share of Ordinary shares assumes the conversion of E Ordinary shares.

The rights, including the liquidation, voting and dividend rights, of holders of Ordinary shares and E Ordinary shares are identical. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Ordinary and E Ordinary shares as if the earnings for the year had been distributed. As only 50 percent of dividends are paid to E ordinary share holders in cash (the remaining 50 percent reduces the exercise price of the E ordinary shares), the undistributed earnings are allocated between E ordinary shares and ordinary shares based on this proportionate basis. Further, as the Company assumes the conversion of E Ordinary shares in the computation of the diluted net income (loss) per share of Ordinary shares, the undistributed earnings are equal to net income (loss) for the computation.

4.25	Exploration and evaluation costs

The Company expenses all exploration costs until the directors conclude that a future economic benefit is more likely than not of being realized. In evaluating if expenditures meet this criterion to be capitalized, the directors utilize several different sources of information depending on the level of exploration. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.
•	Costs on greenfields sites, being those where the Company does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proven and probable reserves at this location.

•	Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proven and probable reserves after which the expenditure is capitalized as a mine development cost.

•	Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, are capitalized as mine development costs.
Costs relating to property acquisitions are capitalized within development costs.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are recorded as exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.        SIGNIFICANT ACCOUNTING POLICIES (continued)
4.25	Exploration and evaluation costs (continued)
a.	There is a probable future benefit;

b.	AngloGold Ashanti can obtain the benefit and control access to it; and

c.	The transaction or event giving rise to it has already occurred.
The Company understands that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

	2009	2008	2007

Net income ($ millions)	16	10	1
Earnings per share(1)(cents)	4	3	—

Retained income — January 1 ($ millions)	70	60	59
Retained income — December 31 ($ millions)	86	70	60

(1)	Impact per basic and diluted earnings per common share.
4.26	Stock-based compensation plans
The Company’s management awards certain employees stock options on a discretionary basis.

The fair value of the stock-based payments is calculated at grant date using an appropriate model. For equity settled stock-based payments, the fair value is determined using a Black-Scholes method and expensed on a straight-line basis over the vesting period based on the group’s estimate of shares that will eventually vest.

Option schemes which include non-market vesting conditions have been calculated using the Black-Scholes model. For all other stock-based payments to employees the fair value is determined by reference to the market value of the underlying stock at grant date adjusted for the effects of the relevant terms and conditions.

For schemes with non-market related vesting conditions, the likelihood of vesting has been taken into account when determining the income statement charge. Vesting assumptions are reviewed during each reporting period.

Stock options are subject to a three year vesting condition and their fair value is recognized as an employee benefit expense with a corresponding increase in Additional paid in capital over the vesting period. The proceeds received, net of any directly attributable transaction costs are credited to Common stock and Additional paid in capital when the options are exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4.	SIGNIFICANT ACCOUNTING POLICIES (continued)
4.27	Recent pronouncements
Variable interest entities

In June 2009, the FASB ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

Distributions to shareholders

In January 2010, the FASB ASC guidance for accounting for distributions to shareholders with components of stock and cash was updated to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in EPS prospectively. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and should be applied retrospectively to all prior periods. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.

Fair value measurements

In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance will have no impact on the Company’s financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES
Employment severance costs

Total employee severance costs amounted to $14 million for 2009 (2008: $9 million, 2007: $19 million) and were due to retrenchments reflecting mainly downsizing and rationalization of operations in the South Africa and Continental Africa regions. Employee severance costs recorded in 2009, 2008 and 2007 included retrenchment costs of $10 million, $9 million and $5 million, respectively, in South Africa and $3 million, $nil million and $14 million, respectively, in Ghana (at Obuasi) due to a planned reduction in workforce.

Interest expense

	2009	2008	2007
	$	$	$

Finance costs on bank loans and overdrafts	85	49	18
Finance costs on corporate bond (1)	—	18	31
Finance costs on convertible bonds (2)	37	27	26
Capital lease charges	3	3	3
Discounting of non-current trade and other debtors	6	1	6
Other	5	4	1

	136	102	85
Less : Amounts capitalized (3)	(13)	(30)	(10)

	123	72	75

(1)	The unsecured corporate bond (issued on August 21, 2003) in the aggregate principal amount of R2 billion ($300 million) was repaid on August 28, 2008.

(2)	The $1.0 billion 2.375 percent convertible bond (issued February 27, 2004) was repaid on February 27, 2009. On May 22, 2009, AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, issued $732.5 million 3.5 percent guaranteed convertible bonds due May 2014, convertible into ADSs and guaranteed by AngloGold Ashanti Limited. Refer to Note 20.

(3)	Interest capitalized on qualifying assets. Refer to Note 13.
Impairment of assets

Impairments are made up as follows:

	2009	2008	2007
	$	$	$

Continental Africa
Impairment and write-off of oxide treatment plant at Obuasi mine(1)	4	—	—
Impairment of goodwill held in Obuasi mine(2)	—	104	—
Impairment of abandoned shaft infrastructure and reserve power plant at Obuasi mine(3)	—	15	—
Impairment of reserve power plant at Iduapriem mine(3)	—	3	—
Impairment of goodwill held in Iduapriem mine(4)	—	14	—
Impairment of goodwill held in Geita mine(5)	—	181	—
Impairment of Geita mining assets(5)	—	299	—
Impairment of exploration assets in the DRC(6)	—	29	—
Impairment of obsolete heap leach plant infrastructure at Siguiri mine	—	7	—
South Africa
Impairment of Tau Lekoa (held for sale). Refer to Note 17.(7)	4	—	—
Below 120 level at TauTona(8)	—	16	—
Other
Impairment and write-off of various minor tangible assets and equipment	—	2	1

	8	670	1

(1)	Due to damage suffered by the leach tanks of the treatment plant its use was discontinued in 2009.

(2)	In 2008, annual impairment testing for goodwill was performed for Obuasi and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana. The reporting unit’s fair value was determined using a real pre-tax discount rate of 9 percent.

(3)	The reserve power plant had been placed on care and maintenance during 2008 and was handed over to the Volta Regional Authority in 2009. Both Obuasi mine and Iduapriem mine contributions to the capital cost of the reserve power plant were impaired as the mines would not derive further economic benefit.

(4)	In 2008, annual impairment testing for goodwill was performed for Iduapriem and it was determined that its goodwill was fully impaired. The goodwill impairment was the result of factors such as the lower forward gold curve price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher power costs experienced in Ghana. The reporting unit’s fair value was determined using a real pre-tax discount rate of 8.8 percent.

(5)	In 2008, annual impairment testing for goodwill was performed for Geita and it was determined that its goodwill was fully impaired. The impairment testing for mining assets was performed and the estimated fair value of the mining assets did not support the carrying values and as a result, an impairment of mining assets was recorded. The impairment at Geita mine was due to a combination of factors such as the lower forward gold curve price, higher discount rates and a change in the mine plan revised mainly due to a reduction in reserves resulting from resource model changes, grade factors and an increase in the cost of extraction. The reporting unit’s fair value was determined using a real pre-tax discount rate of 11.5 percent.

(6)	In terms of the volatile political situation in the DRC in 2008, commercial exploitation appeared unlikely and the mineral right value was impaired.

(7)	Following the classification of Tau Lekoa as held for sale in 2009, impairment testing was performed on the held for sale asset. As the estimated fair value less costs to sell did not support the carrying value, an impairment of $4 million was recorded for held for sale assets. The reporting unit’s fair value was derived from the anticipated sales price, discounted at a rate of 10 percent.

(8)	Due to a change in the mine plan resulting from safety related concerns following seismic activity, a portion of the below 120 level development was abandoned and would not generate future cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

The following estimates and assumptions were used by management when reviewing long-lived assets for impairment:
•	the gold price assumption represented management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information including current prices, historical averages, and forward pricing curves. A long-term real gold price of $906 per ounce (2008: $817 per ounce) was based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

•	proven and probable ore reserves as well as value beyond proven and probable reserves estimates. For these purposes proven and probable ore reserves of approximately 68.3 million ounces (including joint ventures) as at December 31, 2009 were determined assuming a three year historical average gold price of $840 per ounce, A$1,024 per ounce in Australia and R213,352 per kilogram in South Africa;

•	the real pre-tax discount rate is commensurate with the risks involved which is consistent with the basis used in 2008. The risk factors considered were country risk as well as asset risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor was based on the Company’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;

•	foreign currency cash flows were translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;

•	cash flows used in impairment calculations were based on life of mine plans; and

•	variable operating cash flows were increased at local Consumer Price Index (CPI) rates.
The real pre-tax discount rates applied in the 2009 impairment calculations on reporting units with significant assigned goodwill were as follows:

Percentage

Australasia
Sunrise Dam	9.9
Americas
Cripple Creek	6.4

In addition to the gold price and discount rate assumptions described above, the factors affecting the estimates include:
•	changes in proven and probable ore reserves as well as value beyond proven and probable reserves;

•	the grade of ore reserves as well as value beyond proven and probable reserves may vary significantly from time to time;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues; and

•	changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)
Environmental rehabilitation obligations

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

(in US Dollars, millions)
The following is a reconciliation of the total liabilities for asset retirement obligations:
Balance as at December 31, 2008	302
Additions to liabilities	7
Transfers to held for sale	(6)
Liabilities settled	(8)
Accretion expense	17
Change in assumptions	33 (1)
Translation	40

Balance as at December 31, 2009	385

(1)	Revisions relate to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These liabilities are anticipated to unwind beyond the end of the life of mine.
These liabilities mainly relate to obligations at the Company’s active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations.

Certain amounts have been contributed to a rehabilitation trust and environmental protection bond under the Company’s control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company’s consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company’s consolidated balance sheets. As at December 31, 2009 and 2008 the balances held in the trust and bond amounted to $117 million and $84 million, respectively.

Operating lease charges

Operating lease rentals are charged against income in a systematic manner related to the period the leased property will be used. Lease charges relate mainly to the hire of plant and machinery and other land and buildings.

Operating leases for plant and machinery are for contracts entered into with mining contractors. The contracts are for specified periods and include escalation clauses. Renewals are at the discretion of the respective operating mine. Certain contracts include the provision of penalties payable on early exiting or cancellation.

Rental expense(1)

	2009	2008	2007
	$	$	$

Comprising of:
Minimum rentals	33	30	51

(1)	Included in production costs for each period presented.

Future minimum rental payments are:
2010	9
2011	2
2012	2
2013	1
2014	1
Thereafter	—

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)

Loss/(profit) on sale of assets, realization of loans, indirect taxes and other

	2009	2008	2007
	$	$	$

Profit on disposal of a 33.33 percent joint venture interest in Boddington Gold Mine in Australia (1)	(56)	—	—
Insurance claim recovery(2)	(7)	—	—
Reassessment of indirect taxes payable in Brazil	(3)	—	—
Reassessment of indirect taxes payable in Tanzania	25	(15)	7
Loss/(profit) on disposal of land, mineral rights and exploration properties(3)	13	2	(10)
Loss on consignment stock	12	—	—
Impairment of investments(4)	12	6	—
Impairment of Pamodzi Gold debtor	7	—	—
Reassessment of indirect taxes and royalties payable in Guinea	7	(3)	11
Profit on disposal of certain exploration interests in Colombia to B2Gold Corporation	—	(33)	—
Certain royalty and production related payment interests in the United States of America sold to Royal Gold Inc.	—	(14)	—
Deferred income on sale of La Rescatada exploration interest recognized in Peru	—	(8)	—
Recovery of exploration costs previously expensed in South Africa and Peru	—	(4)	(6)
Contributions by other members to Nufcor Uranium Trust situated in South Africa	—	(3)	—
Profit on disposal of the Company’s 50 percent equity interest held in Nufcor International Limited	—	(2)	—
Costs relating to the issue of rights granted to E ordinary shareholders(5)	—	9	—
Contractor termination costs in Ghana	—	1	—
Non-recoverable value added state tax	—	—	5
Buildings destroyed by fire in Guinea	—	—	3

	10	(64)	10

(1)	Includes $31 million foreign exchange transaction loss.

(2)	Refers to business interruption insurance following a seismic event which resulted in the suspension of operations at Savuka (in South Africa) during 2009.

(3)	Refers to the disposal and abandonment of land, mineral rights and exploration properties situated in Brazil, Ghana, South Africa, United States of America and Tanzania.

(4)	Impairment of B2Gold Corporation shares ($12 million) in 2009 and Red 5 Limited shares ($4 million) in Australia and Dynasty Gold Corporation shares ($2 million) in China in 2008. Refer to Note 16.

(5)	Rights offer was completed in early July 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5.	COSTS AND EXPENSES (continued)
Non-hedge derivative loss

A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (2008: $258 million, 2007: $808 million).

During 2009, the Company embarked on a hedge buy back that resulted in the accelerated settlement of both non-hedge and forward gold contracts qualifying for the normal purchases and sales exemption (which permits the Company to not record such amounts in its financial statements until the maturity date of the contract) under which the Company had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. Of the total hedge buy-back cost of $797 million, the majority, being $580 million, related to contracts previously designated as normal purchase and sale exempted (“NPSE”), which allowed them to be accounted for off-balance sheet in prior periods. A further $217 million was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. However, as a result of the accelerated cash settlement of the NPSE contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As the Company will continue to consider alternatives to reduce its outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.

The impact in July 2009 of the related re-designation of the contracts discussed above resulted in an increase in the current non-hedge derivative liability and a consequential loss on non-hedge derivatives of $543 million. During the remainder of 2009, the contracts that were previously NPSE designated experienced a further fair value decline (recorded in loss on non-hedge derivatives) of $143 million, settlements of $130 million and thus resulted in a $556 million derivative liability balance as of December 31, 2009.

Therefore the loss on non-hedge derivatives recorded for the year ended December 31, 2009 primarily relates to the hedge buy-back that resulted in the accelerated settlement and related re-designation of the NPSE contracts discussed above, the fair value movement of the conversion features of convertible bonds amounting to $32.6 million (as described in Note 20) and the revaluation of non-hedge derivatives, including those NPSE contracts re-designated as a result of the accelerated settlement as discussed above, resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and non-performance risk during 2009.

During 2008, the Company recorded a realized loss on the accelerated settlement of non-hedge derivatives of $1,088 million. In addition, the Company recognized a loss of $150 million during 2008 on forward gold contracts previously qualifying for the normal sale exemption, due to the inability of a single counterpart to accept physical delivery of gold for the forward contracts that had matured. Accordingly, the remaining contracts with this counterpart for future periods were accounted for at fair value on balance sheet, with changes in fair value reflected in the income statement. Following this, during the third quarter of 2008, the Company cash settled contracts designated as non-hedge derivative contracts, with the same counterpart, maturing in July 2008 through August 2009.

Other operating items

	2009	2008	2007
	$	$	$

Comprising of:
Realized loss on other commodity contracts	—	32	—
Provision reversed on loss on future deliveries of other commodities	—	(5)	(13)
Unrealized gain on other commodity physical borrowings	—	(8)	(3)

	—	19	(16)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
6.	RELATED PARTY TRANSACTIONS

As at December 31, 2008, Anglo American plc (AA plc) and its subsidiaries held an effective 16.17 percent interest in AngloGold Ashanti. On March 17, 2009, AA plc disposed of its entire remaining shareholding in the Company. The Company had the following transactions with related parties during the years ended December 31, 2009, 2008 and 2007:

	December 31, 2009		December 31, 2008		December 31, 2007
		Amounts owed		Amounts owed	Purchases
	Purchases (by)/from	to/(by) related	Purchases (by)/from	to/(by) related	(by)/from
	related party	party	related party	party	related party
(in millions)	$	$	$	$	$

Related party transactions of equity accounted joint ventures and associates
AGA Polymetal Strategic Alliance	—	(3)	—	(3)	—
Margaret Water Company	1	—	1	—	—
Oro Group (Proprietary) Limited	—	(2)	—	(2)	—
Societe d’Exploitation des Mines d’Or de Sadiola S.A.	(10)	(3)	(5)	(2)	(7)
Societe d’Exploitation des Mines d’Or de Yatela S.A.	(3)	—	(1)	(1)	(3)
Societe des Mines de Morila S.A.	(6)	(1)	(5)	(1)	(5)
Trans-Siberian Gold plc	—	(1)	—	(1)	(1)
Orpheo (Proprietary) Limited	—	(1)	—	—	—
AuruMar (Proprietary) Limited	—	(2)	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
6.	RELATED PARTY TRANSACTIONS (continued)

Amounts owed to/due by joint venture related parties are unsecured, non-interest bearing and under terms that are no less favorable than those with third parties.

The loan balance due to Goldmed Medical Scheme of $1 million as of December 31, 2008, was repaid during 2009.

The AGA-Polymetal Strategic Alliance (joint venture) loan of $3 million advanced during 2008, is interest free and is repayable on demand at any time after profits have been generated by the joint venture.

The Oro Group (Proprietary) Limited loan of $2 million (2008: $2 million) bears interest at a rate determined by the Oro Group (Proprietary) Limited’s board of directors and is repayable at their discretion.

The AuruMar (Proprietary) Limited loan of $2 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.

The Orpheo (Proprietary) Limited loan of $1 million (2008: $nil million) is unsecured, interest free and there are no fixed terms of repayment.

The Company, which holds an equity interest of 29.7 percent (2008: 29.7 percent) in Trans-Siberian Gold plc (TSG), entered into a transaction during the quarter ended June 30, 2007 with TSG in which two companies were acquired from TSG for a consideration of $40 million. The companies acquired consist of Amikan and AS APK.

In connection with the relocation of Roberto Carvalho Silva, a former executive director of the Company who retired in 2007, to Nova Lima, Brazil, in 2000, Mr. Carvalho Silva commenced renting a house in Nova Lima from a Brazilian subsidiary of the Company. Mr. Carvalho Silva purchased the house from the Company’s subsidiary in January 2005. The total purchase price of the house was BRL1,150,000 ($429,923). Mr. Carvalho agreed to pay the purchase price of the house in 60 installments, the first being BRL19,167.70 and 59 installments of BRL19,166.65 each, starting on January 28, 2005. Such monthly installments were adjusted annually by the cumulative INPC (a Consumer Price Index in Brazil) in lieu of interest. All outstanding balances were repaid on or about August 31, 2007.

A Brazilian subsidiary of the Company received marketing, communications and corporate affairs services from a Brazilian company in which a son of Roberto Carvalho Silva owns a one-third interest. The amounts paid by the Company’s subsidiary to this company in respect of such services during 2007 was BRL634,023 ($329,055). The Company terminated the agreement with the Brazilian marketing, communications and corporate affairs services company effective July 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. TAXATION

	2009	2008	2007
	$	$	$

(Loss)/income from continuing operations before income tax and equity income in affiliates was derived from the following jurisdictions:
South Africa	(340)	251	(44)
Continental Africa	(249)	(714)	(682)
Australasia	(147)	(69)	81
Americas	(19)	200	(16)
Other, including Corporate and Non-gold producing subsidiaries(1)	(143)	(41)	(50)

	(898)	(373)	(711)

(1)	The increase in the loss from 2008 is due to the additional finance charges on the Term Facility and exploration expenses in 2009.

Charge)/benefit for income taxes attributable to continuing operations is as follows:

Current:
South Africa(1)	(36)	(20)	(92)
Continental Africa(2)	(38)	(32)	(12)
Australasia(3)	(34)	3	(37)
Americas(4)	(54)	(34)	(49)
Other	(4)	(11)	(1)

Total current	(166)	(94)	(191)

(1)	The increase in the tax charge in 2009 is mainly due to higher income as a result of the higher gold price. The reduction in the tax charge in 2008 mainly related to the tax benefit on losses relating to the settlement of non-hedge derivative contracts. The high taxation charge in 2007 partly related to higher earnings arising from the higher gold price.

(2)	Siguiri has utilized the historic assessed losses and unredeemed capital allowances brought forward assisted by the improved grade and plant utilization which resulted in taxable income in 2009 and 2008.

(3)	The increase in the tax charge in 2009 is mainly due to capital gains tax on the sale of the Boddington Gold Mine. In 2008, Sunrise Dam’s taxable income reduced considerably following the completion of the mining in the megapit during the year.

(4)	Increase in tax charge in 2009 mainly relates to higher earnings due to the improved gold price.

Deferred:
South Africa(1)	141	(40)	52
Continental Africa(2)	27	122	38
Australasia(3)	49	(4)	10
Americas	(18)	(16)	(21)
Other	—	10	(6)

Total deferred	199	72	73

Total income and mining tax benefit/(expense)	33	(22)	(118)

(1)	Mining tax on mining income in South Africa is determined according to a formula which adjusts the tax rate in accordance with the ratio of profit to revenue from operations. This formula also allows an initial portion of mining income to be free of tax. Non-mining income is taxed at a standard rate. Estimated deferred taxation rates reflect the future anticipated taxation rates at the time temporary differences reverse.

During 2009, 2008 and 2007, deferred taxation was provided at a future anticipated taxation rate ranging between 36 percent and 39 percent for 2009, 36 percent and 38 percent for 2008, and in 2007 at 39 percent and 37 percent, respectively.

The increase in deferred tax credits in 2009 is mainly due to unrealized non-hedge derivative losses arising from an improved gold price and the remaining NPSE contracts being re-designated as non-hedge derivatives and recorded on the balance sheet, following the hedge buy-back in July 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.	TAXATION (continued)

The effect of the change in estimated deferred taxation rate on the results for 2009, 2008 and 2007 were as follows:

Year ended December 31
	2009			2008			2007
		Per basic and			Per basic and			Per basic and
		diluted			diluted			diluted
		common			common			common
	Impact	share	(a)(b)	Impact	share	(a)(b)	Impact	share	(a)(b)
	$	cents		$	cents		$

Net income	(21)	(6)		4	1		23	8

(a)	Per basic and diluted ordinary and E ordinary shares.

(b)	The calculation of diluted earnings per common share for 2009, 2008 and 2007 did not assume the effect of 15,384,615 shares issuable upon exercise of convertible bonds and 1,234,858, 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.

(2)	The 2008 deferred tax benefit was due to the continuing net increase in the capital allowances at Obuasi as a result of the high capital expenditure and the benefit relating to the impairment of mining assets at Geita.

(3)	The deferred tax benefit in 2009 relates to the reversal of timing differences on the sale of Boddington.
The unutilized tax losses of Cripple Creek & Victor which are available for offset against future profits earned in the United States of America, amount to $399 million (2008: $339 million, 2007: $248 million).
The unutilized tax losses of Sunrise Dam in Australia which are available for offset against future capital gains amounts to $nil million (2008: $184 million).

	2009
	$

Analysis of unrecognized tax losses
Assessed losses utilized during the year	184	(1)

(1) Utilized on the Boddington gold mine disposal.

Unutilized tax losses remaining to be used against future profits can be split into the following periods:
Within one year	127
Within one and two years	—
Within two and five years	5
In excess of five years	267

	399

	2009	2008	2007
	$	$	$

Reconciliation between corporate income tax and statutory income tax is as follows:
Corporate income tax at statutory rates	(314)	(131)	(263)
Formula variation in mining taxation rate	(21)	(1)	(3)
Disallowable expenditure(1)	292	47	388
Effect of income tax rates of other countries	38	118	(9)
Impact of change in estimated deferred taxation rate	(21)	4	23
Other	(7)	(15)	(18)

Total income and mining tax (benefit)/expense	(33)	22	118

(1)	Disallowable expenditure includes the impact of hedge losses in non-taxable jurisdictions and share expense costs. In 2009, the losses on the hedge settlements were mainly in non-tax effective entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.	TAXATION (continued)

	2009	2008
	$	$

Deferred taxation liabilities and assets on the balance sheet as of December 31, 2009 and 2008, relate to the following:

Deferred tax liabilities:
Depreciation, depletion and amortization	1,471	1,309
Product inventory not taxed	15	15
Unrealized non-hedge derivatives	8	54
Other	4	3

Total	1,498	1,381

Deferred tax assets:
Provisions, including rehabilitation accruals	(175)	(181)
Derivatives	(14)	(43)
Unrealized non-hedge derivatives	(415)	(161)
Other	(6)	(9)
Tax loss carry forwards	(298)	(382)

Total	(908)	(776)
Less: Valuation allowances	194	226

Total	(714)	(550)

Disclosed as follows:
Long-term portion deferred taxation assets	62	51
Short-term portion classified as other current assets	333	150

Long-term portion deferred taxation liabilities	1,171	1,008
Short-term portion classified as other current liabilities. Refer to Note 18.	8	24
The classification of deferred taxation assets is based on the related asset or liability creating the deferred taxation. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2009, the Company had non-mining losses in South Africa of $4 million (2008: $103 million), on which deferred tax had been provided at the future anticipated tax rate of 37 percent (2008: 35 percent).
Unremitted earnings of foreign subsidiaries and foreign incorporated joint ventures
Dividends from incorporated joint ventures may be remitted to the Company without being subject to income or withholding taxes. No provision is made for the income tax effect that may arise on the remittance of unremitted earnings by certain foreign subsidiaries. It is management’s intention that these earnings will be permanently re-invested into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. The amounts of these unremitted earnings as at December 31, 2009 totaled $624 million (2008: $308 million). In the event that the Company repatriated these earnings, income taxes and withholding taxes may be incurred. The determination of such taxes is subject to various complex calculations and accordingly, the Company has determined that it is impractical to estimate the amount of the deferred tax liability on such unremitted earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.	TAXATION (continued)
Analysis of valuation allowances
The movement in valuation allowances for the three years in the period ended December 31, is summarized as follows:

	Balance at beginning of
	period	Movement	Balance at end of period
	$	$	$

Year ended December 31, 2009
- Valuation allowance	226	(32)	194
Year ended December 31, 2008
- Valuation allowance	98	128	226
Year ended December 31, 2007
- Valuation allowance	97	1	98

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which it is more likely than not that these items will not be realized.
Although realization is not assured, the Company has concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized based on the available evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could change in the near term if actual future income or income tax rates differ from that estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.
Uncertain tax positions
As at December 31, 2009 and 2008, the Company had $149 million and $106 million, respectively, of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
	$	$

Balance at January 1,	106	134
Additions for tax positions of prior years	14	9
Translation	29	(37)

Balance at December 31,	149	106

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $9 million, $6 million and $9 million, respectively, in interest. The Company had approximately $53 million and $34 million for the payment of interest accrued as at December 31, 2009 and 2008, respectively.
As at December 31, 2009, the Company’s South African tax assessment for the years 2001 — 2003 remain open to scrutiny by the South African Revenue Service. As at December 31, 2009, in South Africa, the Company’s assessments due from the tax authorities for 2004 and all subsequent years have yet to be received. It is possible that the Company will receive assessments during the next twelve months, which may have an effect on uncertain tax positions. Certain of these assessment scrutiny periods will prescribe within the next twelve months and it is reasonably possible that the total amounts of unrecognized tax benefits will significantly decrease within twelve months of the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7.	TAXATION (continued)

In other jurisdictions, the revenue system is based on a self-assessment process, all tax filings due by December 31, 2009 have been filed, and the self-assessed position recorded in the consolidated financial statements. The legislation of individual jurisdictions provides for different periods for the authorities to review the filings with specified expiry dates. The Company is disputing assessments received in some jurisdictions where it operates and these arguments are under consideration by the authorities. Based on current legal advice, the Company does not expect the resolution will significantly affect the Company’s consolidated financial statements.

8.	DISCONTINUED OPERATIONS

The Ergo reclamation surface operation, which formed part of the South Africa region, had been discontinued as the operation had reached the end of its useful life and the assets were no longer in use. The pre-tax gain on disposal of $27 million recorded in 2008 related to the remaining assets of Ergo, that were sold by the Company to ERGO Mining (Pty) Limited a joint venture between Mintails South Africa (Pty) Limited and DRD South African Operations (Pty) Limited.

The results of Ergo for the years ended December 31, 2008 and 2007, are summarized as follows:

		2008			2007
	$	(cents)(1)(3)	(cents)(2)(3)	$	(cents)(1)(3)	(cents)(2)(3)

Revenue	—	—	—	1	—	—
Costs, expenses and recoveries	1	—	—	5	2	1
Gain on disposal	27	8	5	—	—	—

Pre-tax profit	28	8	5	6	2	1
Taxation	(5)	(1)	(1)	(4)	(1)	(1)

Net profit attributable to discontinued operations	23	7	4	2	1	—

(1)	Per basic and diluted ordinary shares.

(2)	Per basic and diluted E ordinary shares.

(3)	Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive. The calculation of diluted earnings/(loss) per common share for 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. LOSS PER COMMON SHARE

	2009	2008	2007
	$	$	$

The following table sets forth the computation of basic and diluted loss per share (in millions, except per share data):
Numerator	(825)	(586)	(816)
Net loss — attributable to AngloGold Ashanti
Loss from continuing operations
Discontinued operations	—	23	2

Net loss	(825)	(563)	(814)
Less Dividends:
Ordinary shares	45	41	124
E Ordinary shares	—	—	1

Undistributed losses	(870)	(604)	(939)

Ordinary shares undistributed losses	(865)	(600)	(932)
E Ordinary shares undistributed losses	(5)	(4)	(7)

Total undistributed losses	(870)	(604)	(939)

Denominator for basic loss per ordinary share
Ordinary shares	356,563,773	312,610,124	276,805,309
Fully vested options(1)	791,353	547,460	531,983

Weighted average number of ordinary shares	357,355,126	313,157,584	277,337,292

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options(2)	—	—	—
Dilutive potential of convertible bonds(3)	—	—	—
Dilutive potential of E Ordinary shares(4)	—	—	—

Denominator for diluted loss per share — adjusted weighted average number of ordinary shares and assumed conversions	357,355,126	313,157,584	277,337,292

Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E Ordinary share	3,873,169	4,046,364	4,117,815

Loss per share attributable to AngloGold Ashanti common stockholders (cents)
From continuing operations
Ordinary shares	(230)	(186)	(293)
E Ordinary shares	(115)	(93)	(146)
Ordinary shares — diluted	(230)	(186)	(293)
E Ordinary shares — diluted	(115)	(93)	(146)

Discontinued operations
Ordinary shares	—	7	1
E Ordinary shares	—	4	—
Ordinary shares — diluted	—	7	1
E Ordinary shares — diluted	—	4	—

Net loss
Ordinary shares	(230)	(179)	(292)
E Ordinary shares	(115)	(89)	(146)
Ordinary shares — diluted	(230)	(179)	(292)
E Ordinary shares — diluted	(115)	(89)	(146)

(1)	Compensation awards are included in the calculation of basic loss per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

(2)	The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of 1,234,858, 872,373 and 575,316 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive.

(3)	The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of 15,384,615 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive.

(4)	The calculation of diluted loss per common share for 2009, 2008 and 2007 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.
10. RESTRICTED CASH

	2009	2008
	$	$

Cash classified as restricted for use comprise of the following:
Cash restricted by prudential solvency requirements	8	9
Cash balances held by the Tropicana project	3	—
Other	1	1

	12	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. TRADE AND OTHER RECEIVABLES

	2009	2008
	$	$

Trade debtors are net of:
Provision for doubtful debt	12	1

Other receivables include:
Prepayments and accrued income	52	107
Interest receivable	2	1
Other debtors	20	9

	74	117

12. INVENTORIES

Short-term:
Gold in process	115	118
Gold on hand (doré/bullion)	75	37
Ore stockpiles	227	182
Uranium oxide and sulfuric acid	34	24
Supplies	252	240

	703	601
Less: Heap leach inventory(1)	(40)	(49)

	663	552

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

Long-term:
Gold in process	324	261
Ore stockpiles	25	39
Supplies	1	1

	350	301
Less: Heap leach inventory(1)	(324)	(261)

	26	40

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
The Company recorded aggregate write-downs of $48 million, $60 million and $37 million for the years ended December 31, 2009, 2008 and 2007, respectively, to reduce the carrying value of inventories to net realizable value. Inventory write-downs are included in production costs.
13. PROPERTY, PLANT AND EQUIPMENT, NET

Mine development(1)	5,604	4,543
Buildings and mine infrastructure	2,957	2,497
Mineral rights and other	1,053	1,032
Assets under construction(2)	251	229
Land	30	25

	9,895	8,326
Accumulated depreciation, depletion and amortization	(4,441)	(3,561)

Net book value December 31,	5,454	4,765

(1)	Includes interest capitalized of $nil million (2008: $4 million). Refer to Note 5.

(2)	Includes interest capitalized of $13 million (2008: $26 million). Refer to Note 5.
Mining assets with a net book value of $50 million (2008: $27 million) are encumbered by capital leases. Refer to Note 20.
14. ACQUIRED PROPERTIES, NET

Acquired properties, at cost	2,053	1,868
Accumulated amortization	(1,222)	(1,054)

Net book value December 31,	831	814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
15. GOODWILL AND OTHER INTANGIBLES
Goodwill
The carrying amount of goodwill by reporting unit as of December 31, 2009 and 2008 and changes in the carrying amount of goodwill are summarized as follows:

	Americas	Australasia	Continental Africa	Total
	$	$	$	$

Balance at January 1, 2008	—	259	310	569
Golden Cycle Gold Corporation acquisition(1)	18	—	—	18
Transferred to assets held for sale(2)	—	(103)	—	(103)
Impairment losses(3)	—	—	(299)	(299)
Translation	—	(53)	—	(53)

Balance at December 31, 2008	18	103	11	132
Translation	—	30	—	30

Balance at December 31, 2009	18	133	11	162

(1)	Purchase price allocation for acquisition of remaining 33 percent shareholding in Cripple Creek & Victor Gold Mining Company, acquired effective July 1, 2008.

(2)	Goodwill of Boddington mine reclassified as held for sale during 2008. Refer to Note 17.

(3)	During 2008, the Company recorded goodwill impairment losses for Obuasi ($104 million), Iduapriem ($14 million) and Geita ($181 million), respectively. Refer to “Note 5 — Costs and expenses: Impairment of assets”.

	2009	2008
	$	$

Other intangibles, net
Royalty rate concession agreement(1)
Gross carrying value	29	29
Accumulated amortization	(11)	(9)

	18	20

(1)	The government of Ghana agreed to a concession on royalty payments at a fixed rate of 3 percent per year for a period of fifteen years from 2004. The royalty rate concession is amortized on a straight line basis with nil residual value.

Amortization expense included in the consolidated statements of income amounted to $2 million for 2009 (2008: $2 million and $2007: $2 million).

2009
$

Based on carrying value at December 31, 2009, the estimated aggregate amortization expense for each of the next five years is as follows:
2010	2
2011	2
2012	2
2013	2
2014	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS

	2009	2008
	$	$

Investments in affiliates — unlisted	6	4
Investments in affiliates — listed	2	5
Investments in equity accounted joint ventures	659	272

Carrying value of equity method investments	667	281

Investment in marketable equity securities — available for sale	111	26
Investment in marketable debt securities — held to maturity	10	11
Investment in non-marketable assets — held to maturity	2	3
Investment in non-marketable equity securities — available for sale	4	—
Investment in non-marketable debt securities — held to maturity	48	35
Restricted cash	53	34
Other non-current assets	127	65

	1,022	455

     Investments in affiliates

	December 31,	December 31,
	2009	2008
	percentage held	percentage held

Unlisted
Oro Group (Proprietary) Limited(1)	25.00	25.00
Margaret Water Company	33.33	33.33
Orpheo (Proprietary) Limited	33.33	—
Wonder Wise Holdings Limited	25.00	—
Listed
Trans-Siberian Gold plc(1)(2)(3)	29.74	29.74

(1)	Results are included for the twelve months ended September 30, 2009, adjusted for material transactions.

(2)	At December 31, 2009, the market value of the Company’s investment in Trans-Siberian Gold plc was $12 million (2008: $5 million).

(3)	During the years ended December 31, 2009, 2008 and 2007 the Company recorded impairment losses of $nil million, $8 million and $14 million, respectively, on its investment.
     Investments in equity accounted joint ventures
The Company holds the following interests in incorporated mining joint ventures, of which the significant financial operating policies are, by contractual arrangement, jointly controlled:

	December 31,	December 31,
	2009	2008
	percentage held	percentage held
| |
Sadiola(1)	41.00	38.00
Morila	40.00	40.00
Yatela	40.00	40.00
AGA — Polymetal Strategic Alliance(2)	50.00	50.00
Kibali Goldmines s.p.r.l.(3)	45.00	—
AuruMar (Proprietary) Limited	50.00	—

(1)	The Company increased its holding in Sadiola from 38 percent to 41 percent, effective December 29, 2009.

(2)	Results are included for the twelve months ended September 30, 2009, adjusted for material transactions. The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company, Amikan Holdings Limited (“Amikan”), AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited.

(3)	The Company acquired an effective 45 percent holding in Kibali Goldmines during 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS (continued)

	2009	2008
	$	$
Effective December 2, 2009, AngloGold Ashanti Holdings plc, a wholly owned subsidiary, entered into a memorandum of understanding with Polyholding Limited relating to the disposal of Amikan. Amikan holds mining and exploration interests in Russia. Completion is expected to occur on or before April 30, 2010. The Company recorded an impairment loss of $9 million (net of tax of $nil million) on Amikan to reduce the carrying amount of the investment to fair value. The impairment loss is reflected in equity income in affiliates for 2009.

During 2008, the Company recorded an impairment loss of $42 million (net of tax of $6 million) relating to its interest held in Morila, based on the investment’s future cash flows. The impairment loss was reflected in equity loss in affiliates for 2008.

Investment in marketable equity securities — available for sale	111	26(1)

Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Total gains, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the year amount to $74 million (2008: $2 million). Total losses, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the year amount to $nil million (2008: $29 million). The Company recognized an other-than-temporary impairment in the B2Gold investment of $12 million during the third quarter of 2009. See “Note 5 — Costs and expenses: Loss/(profit) on sale of assets, realization of loans, indirect taxes and other” and Note 24 for additional information. In addition to the investment in B2Gold, the Company holds various equities as strategic investments in gold exploration companies. Three of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.

The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12 months	More than 12 months	Total
	$	$	$
2009 (2)
Aggregate fair value of investments with unrealized losses	—	—	—
Aggregate unrealized losses	—	—	—

2008
Aggregate fair value of investments with unrealized losses	9	8	17
Aggregate unrealized losses	(21)	(10)	(31)

(1)	During 2008, Red 5 Limited shares of $4 million in Australia and Dynasty Gold Corporation shares of $2 million in China were impaired. The impairments resulted in a transfer of fair value adjustments previously included in accumulated other comprehensive income to the income statement in 2008.

(2)	In aggregate, the fair value of strategic investments in an unrealized loss position, as well as the aggregate unrealized losses amount to less than $1 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS (continued)

	2009	2008
	$	$

Investment in marketable debt securities — held to maturity	10	11
Investments in marketable debt securities represent held to maturity government and corporate bonds.
Investment in non-marketable assets — held to maturity	2	3
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
Investment in non-marketable equity securities — available for sale	4	—
Investments in non-marketable equity securities mainly represent shares held in XDM Resources Limited.
Investment in non-marketable debt securities — held to maturity	48	35
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As of December 31, 2009 the contractual maturities of debt securities were as follows:

Marketable debt securities
Up to three years	3
Three to seven years	7

	10

Non-marketable debt securities
Less than one year	48

Fair values of the held to maturity debt securities at December 31, 2009 and 2008 approximate cost.

Restricted cash	53	34
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Funds.
Other non-current assets
Unsecured
Other loans and assets(1)	8	3
Non-current debtors
Prepayments and accrued income	27	11
Recoverable tax, rebates, levies and duties	56	35
Unamortized issue costs of convertible bonds	13	—
Other debtors	23	16

	127	65

(1)	Other comprises loans and receivables of $1 million (2008: $1 million) measured at amortized cost and post-retirement assets of $7 million (2008: $2 million) measured according to the employee benefits accounting policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. OTHER LONG-TERM ASSETS (continued)
     Equity accounted joint ventures
     Summarized financial statements of the joint ventures which have been equity accounted are as follows (100 percent shown):

	2009	2008	2007
	$	$	$

Statements of income for the period
Sales and other income	880	464	716
Costs and expenses	(508)	(726)	(465)
Taxation	(120)	(97)	(115)

Net income/(loss)	252	(359)	136

Balance sheets at December 31,
Non-current assets	1,166	524
Current assets	523	486

	1,689	1,010
Long-term liabilities	(111)	(107)
Loans from shareholders	(5)	(7)
Current liabilities	(169)	(221)

Net assets	1,404	675

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17. ASSETS AND LIABILITIES HELD FOR SALE

	2009	2008
	$	$

Effective February 17, 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas (“Tau Lekoa”) in South Africa was classified as held for sale. Tau Lekoa was previously recognized as a combination of tangible assets, current assets and current and long-term liabilities. The Company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited (“Simmers”).

Purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmers shares together with future royalty payments.

The effective date will occur on the later of January 1, 2010, or the first day in the calendar month following the fulfillment of all conditions precedent to the transaction. The Company will continue to operate Tau Lekoa until the effective date with appropriate joint management arrangements with Simmers. Following the effective date of the disposal, Simmers will treat all ore produced from the assets at its own processing facilities. As a result, AngloGold Ashanti will have increased processing capacity available at its Vaal River plants, allowing for the processing of additional material from its surface sources and the other Vaal River mines.

The additional treatment capacity will ensure significant continuing direct cash flows from the same gold commodity in an active market. Consequently, due to the migration of cash flows and in accordance with the FASB ASC guidance on discontinued operations, Tau Lekoa is not classified as a discontinued operation.

During 2009, an impairment loss of $4 million was recognized in earnings to reduce the carrying amount of Tau Lekoa to fair value less costs to sell. Refer to “Note 5 — Costs and expenses: Impairment of assets”. At December 31, 2008, net assets for Tau Lekoa amounted to $46 million.	64	—

Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company) transferred parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery Limited currently awaits the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.	1	1

Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in Boddington Gold Mine in Australia was classified as held for sale. The interest in Boddington Gold Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company agreed to sell the 33.33 percent interest, subject to conditions precedent, to Newmont Mining Corporation.

On June 26, 2009, the Company announced that the sale had been completed in accordance with the sale agreement with all conditions precedent being met. A profit on disposal of $56 million was realized on the sale of Boddington. Refer to “Note 5 — Costs and expenses: (Profit)/loss on sale of assets, realization of loans, indirect taxes and other”.	—	739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
17. ASSETS AND LIABILITIES HELD FOR SALE (continued)

	2009	2008
	$	$

As at December 31, 2009 and 2008 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:

Cash and cash equivalents	—	2
Trade and other receivables	—	10
Inventories	3	2
Property, plant and equipment	70	651
Acquired properties	1	14
Goodwill	—	103
Trade and other payables	(3)	(31)
Provision for environmental rehabilitation	(6)	(11)

Net assets	65	740

18. OTHER CURRENT LIABILITIES

Deferred income	13	5
Deferred taxation. Refer to Note 7.	8	24
Pension and other post-retirement medical benefits. Refer to Note 27.	14	13
Accrual for power	18	24
Other (including accrued liabilities)	67	43
Unearned premiums	—	27
$1.0 billion term facility fee accrual	—	21

	120	157

19. OTHER NON-CURRENT LIABILITIES

Deferred income	5	7
Taxation. Refer to Note 7.	149	106
Other creditors	9	4

	163	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. LONG-TERM DEBT

	2009	2008
	$	$

Unsecured
Syndicated loan facility ($1,150 million) — Drawn down in US and Australian dollars(1)	1,025	842
Interest charged at LIBOR plus 0.4 percent per annum. Loan is repayable in December 2010 and is US dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.

3.5% Convertible bonds(2)	609	—
Fixed semi-annual coupon of 3.5 percent per annum. The bonds are convertible, at the holders’ option, into ADSs up to May 2014 and are US dollar-based. The bonds are convertible at an initial conversion price of $47.6126 per ADS.

2.375% Convertible bonds(3)	—	1,008
Fixed semi-annual coupon of 2.375 percent per annum. The bonds were convertible, at the holders’ option, into ADSs up to February 2009 and were US dollar-based. The bonds were convertible at a price of $65.00 per ADS. The bonds matured and were repaid on February 27, 2009.

2009 Term Facility(4)	252	—
Interest is charged at a margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders’ cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum). Loan is repayable on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and is US dollar-based.

Santander Banespa	8	11
Interest is charged at LIBOR plus 1.45 percent per annum. Loan is repayable in quarterly installments terminating in September 2011 and is US dollar-based.

Santander Banespa	6	—
Interest is charged at 6 percent per annum. Loans are repayable in monthly installments terminating in November 2013 and April 2014 and are Brazilian real-based.

Various US dollar-based loans and overdrafts with interest rates ranging from 3.72 percent per annum to 8.69 percent per annum were repaid during 2009.	—	48

Secured
Capital leases
Turbine Square Two (Proprietary) Limited(5)	35	27
The leases are capitalized at an implied interest rate of 9.8 percent per annum. Lease payments are due in monthly installments terminating in March 2022 and are ZAR-based. The buildings financed are used as security for these loans. Refer to Note 13.

Caterpillar Financial Services Corporation(6)	16	—
Interest charged at an average rate of 5.46 percent per annum. Loans are repayable in monthly installments terminating in December 2014 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. LONG-TERM DEBT (continued)

	2008	2008
	$	$

Mazuma Capital Corporation(7)	7	—

Interest charged at an average rate of 5.6 percent per annum. Loans are repayable in monthly installments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans. Refer to Note 13.

Senstar Capital Corporation	—	3

Interest was charged at a weighted average rate of 6.6 percent per annum. Loans were repaid in monthly installments terminating in December 2009 and were US dollar-based. The equipment financed was used as security for these loans. Refer to Note 13.

CSI Latina Arrendamento Mercantil S.A.(8)	1	1

Interest charged at a rate of 6.74 percent per annum. Loan is repayable in monthly installments terminating in February 2012 and is Brazilian real-based. The equipment financed is used as security for this loan. Refer to Note 13.

Total debt	1,959	1,940

Current maturities included in short-term debt.	1,292	1,067

Total long-term debt	667	873

Scheduled minimum total debt repayments are:
2010	1,292
2011	11
2012	7
2013	6
2014	611
Thereafter	32

	1,959

The currencies in which the borrowings are denominated are as follows:
United States dollars	1,917	1,391
South African rands	35	27
Australian dollars	—	521
Brazilian real	7	1

	1,959	1,940

Undrawn borrowing facilities as at December 31, 2009 are as follows:
Standard Chartered PLC (2009 Revolving Credit Facility) — US dollar	250	—
Syndicated loan facility ($1,150 million) — US dollar	125	327
FirstRand Bank Limited — US dollar	50	50
Absa Bank Limited — US dollar	42	42
Nedbank Limited — US dollar	2	2
FirstRand Bank Limited — rands	30	23
Standard Bank of South Africa Limited — rands	25	20
Nedbank Limited — rands	14	5
Absa Bank Limited — rands	4	3

	542	472

(1) Syndicated loan facility ($1,150 million)

Drawn down in US dollars and Australian dollars	1,025	838
Add: Accrued interest	—	4

	1,025	842

In December 2007, the Company entered into a new three year $1,150 million unsecured syndicated borrowing facility, at a margin of 0.4 percent over LIBOR. A commitment fee of 0.12 percent per annum is payable on the undrawn portion of the facility. The three year $1,150 million syndicated facility was used to repay a maturing facility of $700 million (repaid on December 14, 2007) and is available for general corporate purposes. During the year ended December 31, 2009, the Company drew down $985 million and repaid $899 million, respectively, under the $1,150 million syndicated facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. LONG-TERM DEBT (continued)

	2009	2008
	$	$

(2) 3.5% Convertible bonds
Senior unsecured fixed rate bonds	607	—
Add: Accrued interest	2	—

	609	—

On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into ADSs of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance subsidiary wholly-owned by AngloGold Ashanti Limited, and were fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend, loan or advances.

The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.

Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion.

The conversion features of the convertible bonds, which include the make whole premium (“conversion features”), give rise to an embedded derivative instrument that is required to be accounted for separately in accordance with the FASB ASC guidance on derivatives and hedging. Accordingly, the Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. As at December 31, 2009, the fair value of the derivative liability was $174.8 million and the $32.6 million increase in fair value was recorded during the year ended December 31, 2009 as a non-hedge derivative loss. As a result of the separate accounting treatment for the conversion features, the carrying value of the convertible bonds on May 22, 2009 was $590.3 million. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at December 31, 2009 of $609 million.

(3) 2.375% Convertible bonds
Senior unsecured fixed rate bonds	—	1,000
Add: Accrued interest	—	8

	—	1,008

On February 27, 2004, AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of the Company, issued $1.0 billion 2.375 percent guaranteed convertible bonds due 2009, convertible into ADSs. The bonds matured and were repaid on February 27, 2009, as mentioned below.

(4) 2009 Term Facility
Draw down	250	—
Add: Accrued interest	2	—

	252	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. LONG-TERM DEBT (continued)

	2009	2008
	$	$

On November 20, 2008, AngloGold Ashanti Holdings plc entered into a $1.0 billion term loan facility agreement (the “Term Facility”). $1.0 billion on the Term Facility was drawn on February 26, 2009 to redeem the $1.0 billion 2.375 percent convertible bonds due February 27, 2009 upon its maturity.

On August 24, 2009, the Company completed an amendment to the Term Facility by prepaying an amount of $750 million and satisfying certain other conditions. As a result the balance of the Term Facility has been converted into a new term loan of $250 million (the “2009 Term Facility”) and a new revolving credit facility of $250 million has been made available (the “2009 Revolving Credit Facility”). A commitment fee of 1.7 percent is payable quarterly in arrears on the undrawn portion of the 2009 Revolving Credit Facility. As of December 31, 2009, $nil million was drawn under the 2009 Revolving Credit Facility.

The 2009 Term Facility and the 2009 Revolving Credit Facility will each mature on August 24, 2010 (extendable, if required, at the option of the Company until August 24, 2011) and will bear an interest margin of 4.25 percent per annum over the higher of the applicable LIBOR and the lenders’ cost of funds (subject to a cap of LIBOR plus 1.25 percent per annum).

Capital leases

(5) Turbine Square Two (Proprietary) Limited

Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009 and 2008, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $33 million and $26 million of assets under capital leases and $6 million and $3 million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The weighted average interest rate on the leases existing at December 31, 2009 is 9.8 percent. Payments are made monthly, including interest, through 2022.

(6) Caterpillar Financial Services Corporation

Capital leases are for specific periods, with terms of renewal but no purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $16 million of assets under capital leases and $nil million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended December 31, 2009. The weighted average interest rate on the leases existing at December 31, 2009 is 5.46 percent. Payments are made monthly, including interest, through 2014.

(7) Mazuma Capital Corporation

Capital leases are for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $7 million of assets under capital leases and $1 million of related accumulated depreciation. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for the year ended December 31, 2009. The average interest rate on the leases existing at December 31, 2009 is 5.6 percent. Payments are made monthly, including interest, through 2012.

(8) CSI Latina Arrendamento Mercantil S.A.

Capital lease is for specific periods, with terms of renewal and purchase options. Renewals are at the discretion of the entity that holds the lease. As of December 31, 2009 and 2008, Property, plant and equipment, allocated to Buildings and mine infrastructure, includes $2 million and $1 million of assets under capital leases and $1 million and $nil million of related accumulated depreciation, respectively. Amortization charges relating to capital leases are included in Depreciation, depletion and amortization expense for all periods presented. The average interest rate on the leases existing at December 31, 2009 is 6.74 percent. Payments are made monthly, including interest, through 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. LONG-TERM DEBT (continued)

2009
$

Future minimum lease payments under all the above capital leases together with the present value of minimum lease payments as of December 31, 2009 are:
2010	10
2011	10
2012	9
2013	7
2014	9
Thereafter	48

Total minimum lease payments	93
Less interest	34

Present value of net minimum lease payments	59
Less current portion	5

Long-term capital lease obligation	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
21. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2009	2008
	$	$

Accrued environmental rehabilitation costs	385	302

Long-term environmental obligations comprising decommissioning and restoration are based on the Company’s environmental management plans, in compliance with the current environmental and regulatory requirements.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused from establishing mining operations.

Decommissioning costs, representing obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets, are accounted for in accordance with the FASB ASC guidance on asset retirement and environmental obligations. Decommissioning costs are further described in Note 5 — Asset retirement obligations.

Restoration costs

While the ultimate amount of rehabilitation is uncertain, the Company has estimated that the total cost for mine rehabilitation and closure, on an undiscounted basis, will be $2,184 million which includes a total estimated liability of $93 million in respect of equity accounted joint ventures. Refer to Note 16. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover environmental rehabilitation obligations. Refer to Note 22.

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund, the environmental protection bond as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. COMMITMENTS AND CONTINGENCIES

	2009	2008
	$	$

Capital expenditure commitments(1)
Contracts for capital expenditure	131	82
Authorized by the directors but not yet contracted for	1,683	632

	1,814	714

Allocated for:
Project expenditure
— within one year	264	252
— thereafter	594	70

	858	322

Stay in business expenditure
— within one year	705	349
— thereafter	251	43

	956	392

(1)	Including commitments of $6 million (2008: $11 million) through contractual arrangements by equity accounted joint ventures.

Other contractual purchase obligations(2)
— within one year	346	289
— thereafter	96	396

	442	685

(2)	Other purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon. Amounts exclude purchase obligations of equity accounted joint ventures.
Summary of contracted uranium sales as at December 31, 2009
The Company had the following forward pricing uranium commitments:

		Average
		contracted
Year	lbs (000)(1)	price ($/lbs)

2010	494	34.20
2011	494	35.06
2012 — 2013	988	36.38

(1)	Certain contracts allow the buyer to adjust the purchase quantity within a specified range.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. COMMITMENTS AND CONTINGENCIES (continued)

	2009	2008
	$	$

Contingencies

Groundwater pollution — South Africa

The Company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

Deep ground water pollution — South Africa

The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Sales tax on gold deliveries — Brazil	76	55

Mineração Serra Grande S.A. (“MSG”), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brazil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47 million. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $29 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. COMMITMENTS AND CONTINGENCIES (continued)

	2009	2008
	$	$

Other tax disputes — Brazil	25	18

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately $8 million. Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17 million.

Withholding taxes — Ghana	9	—

AngloGold Ashanti (Ghana) Limited received a tax assessment for $9 million during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.

Contingent assets

Royalty — Boddington Gold Mine

As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty commences on July 1, 2010 and is capped at a total amount of $100 million.

Insurance claim — Savuka Gold Mine

On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40 million to be received during the first half of 2010.

Financial guarantees

Oro Group surety	13	11

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The probability of the non-performance under the suretyships is considered minimal.

AngloGold Ashanti USA reclamation bonds	84	85

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. COMMITMENTS AND CONTINGENCIES (continued)

	2009	2008
	$	$

The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at December 31, 2009, the carrying value of these obligations amounted to $31 million and is included in the Provision for environmental rehabilitation in the Company’s consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

AngloGold Ashanti environmental guarantees	134	—

Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. Provision for environmental rehabilitation in the Company’s consolidated balance sheet as of December 31, 2009 includes an amount of $115 million for future costs, excluding premature closure costs. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. As at December 31, 2009, the value of these obligations amounted to $134 million. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

Guarantee provided for term loan facility and revolving credit facility	252	—

AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the 2009 Revolving Credit Facility. The total amount outstanding under the 2009 Term Facility as of December 31, 2009 amounted to $252 million and $nil under the 2009 Revolving Credit Facility.

Guarantee provided for syndicated loan facility	1,025	842

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility. The total amount outstanding under this facility as of December 31, 2009 amounted to $1,025 million.

Guarantee provided for convertible bonds	735	1,008

AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. COMMITMENTS AND CONTINGENCIES (continued)

	2009	2008
	$	$

The Company had guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1.0 billion 2.375 percent convertible bonds. The bonds matured and were repaid on February 27, 2009.

Hedging guarantees	370	325

The Company has issued gold delivery guarantees of $370 million to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services Limited (“ATS”) hedging guarantees	443	987

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At December 31, 2009 the marked-to-market valuation of the ATS hedge book was negative $443 million.

Geita Management Company Limited (“GMC”) hedging guarantees	432	331

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At December 31, 2009 the marked-to-market valuation of the GMC hedge book was negative $432 million.

The Company assesses the credit quality of counterparts at least on a quarterly basis. As of December 31, 2009, the probability of non-performance is considered minimal.

Vulnerability from concentrations

The majority of AngloGold Ashanti’s 63,364 employees (2008: 62,895, 2007: 61,522) are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body that represents the gold mining industry in South Africa, and representative groups of labor. The agreements have a two-year validity period. The most recent settlement negotiation was completed in July 2009, when the parties reached an agreement covering the period from July 1, 2009 to June 30, 2011.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $36 million at December 31, 2009 (December 31, 2008: $16 million). The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.

Recoverable fuel duties from the Tanzanian government to the Company amount to $48 million at December 31, 2009 (December 31, 2008: $37 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
23. STOCKHOLDERS’ EQUITY
On May 15, 2009, shareholders approved the increase in the authorized common stock, from 400,000,000 shares of common stock to 600,000,000 shares of common stock of 25 ZAR cents each. At a general meeting held in 2006, 1,760,000 shares of common stock of 25 ZAR cents each were authorized for issue, at the discretion of the directors, to employee share schemes to be implemented in countries other than South Africa, where the Company has its operations. This authority lapsed on December 31, 2009.
During 2009, 8,757,259 shares of common stock were issued and 171,943 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 8,947,046 shares of common stock and E shares as follows:
•	7,624,162 shares of common stock in the Company were issued as part of an equity offering completed on September 8, 2009, amounting to $280 million net of costs, which funds were applied on the acquisition of an initial 35 percent interest in the Kibali gold project;

•	1,131,916 shares of common stock were issued on the exercise of options/awards granted in terms of the share incentive scheme for a consideration of $25 million;

•	1,181 shares of common stock were issued with a subscription value of $3 million in exchange for 171,943 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan; and

•	189,787 shares of common stock with a subscription value of $7 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme.
During 2008, 76,025,939 shares of common stock were issued and 173,289 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 76,083,700 shares of common stock and E shares as follows:
•	69,470,442 shares of common stock in the Company were issued as part of the rights offer completed on July 11, 2008, amounting to $1,666 million, which funds were applied primarily to reduce the hedge book;

•	3,181,198 shares of common stock in the Company were issued to acquire the remaining 33 percent shareholding in the Cripple Creek & Victor Gold mine from Golden Cycle Gold Corporation effective July 1, 2008, amounting to $118 million;

•	2,701,660 shares of common stock in the Company were issued to purchase São Bento Gold Company Limited in December 2008, amounting to $70 million;

•	672,545 shares of common stock were issued on the exercise of options/awards granted in terms of the share incentive scheme for a consideration of $14 million;

•	94 shares of common stock were issued with a subscription value of $3 million in exchange for 173,289 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan; and

•	57,761 shares of common stock with a subscription value of $2 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme.
During 2007, 1,221,318 shares of common stock and 94,230 E shares of common stock were issued while 139,770 E shares of common stock were cancelled. These issues and cancellations resulted in the movement year-on-year of 1,236,498 shares of common stock and the net cancellation of 45,540 E shares of common stock as follows:
•	1,181,882 shares of common stock were issued as part of the share incentive scheme for a consideration of $37 million;

•	8,026 shares of common stock were issued with a subscription value of $2 million in exchange for 139,770 E shares of common stock which were cancelled in accordance with the cancellation formula pertaining to the Employee Share Ownership Plan;

•	46,590 shares of common stock with a subscription value of $2 million were transferred from the Employee Share Ownership Plan to exiting employees pursuant to the rules of the scheme;

•	31,410 shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $1 million; (1) and

•	94,230 E shares of common stock were issued as part of the Employee Share Ownership Plan for a consideration of $2 million.(1)

(1)	Shares of common stock and E shares of common stock issued in respect of the Employee Share Ownership Plan are eliminated as shares held within the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
23. STOCKHOLDERS’ EQUITY (continued)
At the annual general meeting of shareholders held on May 15, 2009, shareholders approved, as a general authority, authorization to the board of directors to allot and issue, in their discretion, and for such purpose and on such terms as they may in their discretion determine, up to a maximum of 5 percent of the total number of common stock of 25 ZAR cents each in the issued share capital of the Company from time to time. During 2009, a total of 7,624,162 shares of common stock were issued under this authority. Shareholders will be asked to renew this authority at the forthcoming annual general meeting to be held on May 7, 2010.
Redeemable preference shares
A and B redeemable preference shares issued of 2,000,000 and 778,896 shares, respectively, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realization of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
24. FAIR VALUE MEASUREMENTS
The Company adopted the updated FASB ASC guidance on fair value measurements and disclosures for the Company’s non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis as of January 1, 2009, with no material impact on the Company’s financials. During the third quarter of 2009, the Company fully impaired the oxide treatment plant at Obuasi. See “Note 5 — Costs and expenses: Impairment of assets” for additional information. During the current year the Company transferred certain assets to “held for sale” and accordingly measured them at fair value less estimated costs to sell. Refer to Note 17. During 2009, the Company also measured certain investments in equity accounted joint ventures at fair value. Refer to Note 16.
An impairment loss on the investment in B2Gold of $12 million was recognized in the third quarter of 2009 in the income statement. See “Note 5 — Costs and expenses: Loss/(profit) on sale of assets, realization of loans, indirect taxes and other” for additional information. Since the third quarter, the fair value of B2Gold has increased and an unrealized gain of $21 million pertaining to the investment is included in accumulated other comprehensive income as of December 31, 2009.
The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured on a recurring basis at fair value, by level within the hierarchy as at December 31, 2009 (in US Dollars, millions):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
24. FAIR VALUE MEASUREMENTS (continued)
     Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	1,100			1,100
Marketable equity securities	111			111
Derivatives, net		(2,195)		(2,195)
Embedded derivative		(1)		(1)
Warrants on shares		5		5
Option component of convertible bonds		(175)		(175)

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.
Items measured at fair value on a non-recurring basis
During the third quarter of 2009, the Company fully impaired the oxide treatment plant at Obuasi, resulting in a loss of $4 million which is included in earnings for the period. During the current year long-lived assets with a carrying value of $68 million were transferred to assets held for sale and were written down to fair value less costs to sell of $64 million. Refer to Note 17. In addition, during 2009 investments in equity accounted joint ventures with a carrying value of $24 million were written down to fair value of $15 million. Refer to Note 16. This resulted in a loss of $13 million which is included in earnings for the period. Fair values of these assets were based on sales agreements with third parties and as such are classified within Level 2 of the fair value hierarchy.

	Fair value/fair value
	less costs to sell (on
	held for sale)	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$

Long-lived assets held and used(1)	—				(4)
Long-lived assets held for sale	64		64		(4)
Equity accounted joint ventures	15		15		(9)

	79		79		(17)

(1)	Write-off of oxide treatment plant at Obuasi.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes. Although all derivative transactions executed by the Company serve to economically manage the Company’s risk to the market factors discussed above, not all such derivatives qualify for hedge accounting treatment, including instances whereby management has elected to not designate such derivatives as part of a qualifying hedge accounting relationship.
The financial risk management activities objectives of the Company are as follows:
•	Safeguarding the Company’s core earnings stream through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;

•	Effective and efficient usage of credit facilities through the adoption of liquidity planning procedures;

•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and

•	Ensuring that contracts and agreements related to risk management activities are coordinated, consistent throughout the Company and comply where necessary with relevant regulatory and statutory requirements.
A number of products, including derivatives are used to satisfy these objectives. Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the year was $5 million (2008: $8 million; 2007: $10 million). Of the contracts accounted for as cash flow hedges, contracts with a fair value of $37 million (2008: $123 million; 2007: $194 million), a liability at December 31, 2009 are expected to be reclassified from accumulated other comprehensive income and recognized as a reduction in product sales or as an adjustment to depreciation expense pertaining to capital expenditure during 2010.
A loss on non-hedge derivatives of $1,452 million was recorded in 2009 (2008: $258 million; 2007: $808 million). See “Note 5 — Cost and expenses: Non-hedge derivative loss” for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Gold price risk management activities
Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The mix of derivative instruments, the volume of production hedged and the tenor of the hedge book is continuously reviewed in light of changes in operational forecasts, market conditions and the Company’s hedging policy as set by the board of directors. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Some of the instruments described above are designated and accounted for as cash flow hedges. The remaining cash flow hedged forecast transactions are expected to occur during 2010, in line with the maturity date of the hedging instrument.
Forward sales contracts establish the price of future gold sales at a specified price. A number of these contracts are intended by AngloGold Ashanti for delivery against production in a future period. The volume of net outstanding forward sales type contracts at the end of 2009 was 571kg (2008: 39,990kg). The volume of outstanding net call options sold was 120,594kg (2008: 146,542kg) and the volume of outstanding net put options sold was 27,071kg (2008: 16,963kg).
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date. The Company’s risk in selling gold call options is unlimited but mitigated by the fact that the Company produces the commodity required by the option contract and can partially offset any loss resulting from sold call options via the sale of production in the open market.
The fair value of early termination options as at December 31, 2009 amounted to $nil (December 31, 2008: $498 million) as these options were part of the hedge buy-back effected during July 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Rights offer and hedge buy-backs
During 2008, the Company communicated a board approved strategy to begin reducing its outstanding gold derivatives position in order to be more exposed to spot gold prices. The Company also communicated that it would begin considering alternatives to reduce its outstanding gold derivatives position in future periods.
The principal purpose of the rights offer concluded during July 2008 was to provide additional financial resources to improve the Company’s financial flexibility. In particular, the net proceeds allowed the Company to significantly restructure and reduce its gold derivatives position, which has adversely affected financial performance in recent years, while also being able to continue to fund the Company’s principal development projects and exploration growth initiatives. The Company capitalized on a weaker gold market during 2008 in executing a combination of early cash and physical settlement of a portion of its non-hedge derivative contracts (which had been recorded at fair value in the Company’s financial statements, with changes in such fair value recorded in the income statement), originally scheduled to mature in years 2008 to 2010.
During July 2009, the Company also embarked on a hedge buy-back that resulted in the accelerated cash settlement of both non-hedge and forward gold contracts qualifying for the NPSE. See “Note 5 — Cost and expenses: Non-hedge derivative loss” for additional information relating to this transaction, including its impact on the 2009 consolidated financial statements.
The Company has therefore been able to make substantial progress in the reduction of its gold derivatives position, and although its results of operations and cash flows for 2008 and 2009 were adversely impacted given the early cash settlement of non-hedge derivatives and certain NPSE contracts with low contracted sales prices, respectively, committed ounces have been reduced to 3.90 million ounces as at December 31, 2009 (December 31, 2008: 5.99 million committed ounces). During the year ended December, 2009, the Company also continued to deliver into hedge commitments, as part of its strategy to reduce its overall hedge position and increase exposure to spot gold prices. The combination of the early cash settlement and physical delivery against derivatives contracts will allow the Company to benefit from improved participation in the spot gold price in future periods, earlier than anticipated.
Net delta open hedge position as at December 31, 2009
The Company has an established practice of actively managing its hedged commitments under changing market circumstances.
As of December 31, 2009, the hedge book reflected a net delta tonnage position of 3.49 million ounces (108 tonnes). As of December 31, 2008, the hedge book reflected a net delta tonnage position of 5.22 million ounces (162 tonnes).
The marked-to-market value of all hedge transactions making up the hedge positions as at December 31, 2009 was a liability of $2,175 million, which represents a decrease of $280 million from a liability of $2,455 million as at December 31, 2008. This value was based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.435 and A$1 = $0.8967 and the prevailing market interest rates and volatilities at December 31, 2009. The values as at December 31, 2008 were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 = $0.6947 and the prevailing market interest rates and volatilities at that date.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
     The Company had the following net forward pricing commitments outstanding against future production as at December 31, 2009.

	Year	2010	2011	2012	2013	2014	2015	Total

DOLLAR GOLD
Forward contracts	Amount (kg)	* (13,534)	1,866	3,810	3,717	2,846		* (1,295)
	$ per oz	*$909	$227	$418	$477	$510		*$5,457

Put options sold	Amount (kg)	14,801	4,603	2,659	1,882	1,882		25,827
	$ per oz	$929	$623	$538	$440	$450		$764

Call options sold	Amount (kg)	33,137	24,161	25,238	17,857	21,165	902	122,460
	$ per oz	$619	$554	$635	$601	$604	$670	$605

RAND GOLD
Forward contracts	Amount (kg)	* (1,244)						* (1,244)
	Rand per kg	*R 232,225						*R 232,225

Put options sold	Amount (kg)	1,244						1,244
	Rand per kg	R 240,354						R 240,354

Call options sold	Amount (kg)	1,244						[1],244
	Rand per kg	R 262,862						R 262,862

AUD DOLLAR GOLD
Forward contracts	Amount (kg)	3,110						3,110
	A$ per oz	A$646						A$646

Call options purchased	Amount (kg)	3,110						3,110
	A$ per oz	A$712						A$712

**Total net gold:	Delta (kg)	(13,582)	(24,567)	(26,855)	(20,278)	(22,383)	(817)	(108,482)
	Delta (oz)	(436,666)	(789,849)	(863,406)	(651,962)	(719,638)	(26,258)	(3,487,779)

Hedge delta as a percentage of current production levels (%)***		9%	17%	19%	14%	16%	1%

*	Represents a net long gold position and net short US Dollars/rands position resulting from both forward sales and purchases for the period.

**	The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ** ruling market prices, interest rates and volatilities as at December 31, 2009.

***	Weighted average percentage based on 2009 full year production of 4,599,000 ounces.

	Year	2010

GOLD LEASE RATE SWAPS
Gold borrowing cost associated with forward contracts(1)	Amount (oz)	100,000
	Interest rate %	2.05

(1)	Gold borrowing cost relating to Australian dollar gold forwards:

The Australian dollar denominated gold forward contract prices are presented on a net basis where the final price of the contract is determined by the cost of borrowing gold over the full duration of the contract. The net prices in the table above have been adjusted to take account of the total expected future cost of all accumulated costs incurred to date and the expected future borrowing cost based on ruling market prices. The amount shown under “Gold borrowing cost associated with forward contracts” in the table above is the face value of the borrowing amount and the period in which it matures. The interest rates shown are the future market rates prevailing at the time of the financial statements.
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
As at December 31, 2009, the Company had no open forward exchange or currency option contracts in its currency hedge position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Interest rate and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the company.
Cash and loans advanced maturity profile

		2009				2008
		Fixed rate		Floating rate		Fixed rate		Floating rate
		investment amount		investment amount		investment amount		investment amount
Maturity date	Currency	(million)	Effective rate %	(million)	Effective rate %	(million)	Effective rate %	(million)	Effective rate %

All less than one year	USD	506	0.29	178	0.13	166	2.48	121	1.95
	ZAR	1,135	7.03	839	6.38	930	11.50	668	10.84
	AUD	—	—	13	3.52	—	—	—	—
	EUR	—	—	1	0.50	—	—	—	—
	CAD	—	—	1	0.08	—	—	—	—
	HKD	—	—	1	0.01	—	—	1	2.25
	BRL	—	—	152	10.20	—	—	144	13.52
	ARS	—	—	4	10.23	—	—	5	12.50
	NAD	—	—	—	—	155	11.58	96	9.40
Borrowings maturity profile

			Between		Between
	Within one year		one and two years		two and five years		After five years		Total
	Borrowings Amount	Effective Rate	Borrowings Amount	Effective Rate	Borrowings Amount	Effective Rate	Borrowings Amount	Effective Rate	Borrowings amount
Currency	(million)%		(million)%		(million)%		(million)%		(million)

	$1,290	2.3	9	3.5	618	3.5	-	-	1,917
ZAR	2	9.8	2	9.8	14	9.8	240	9.8	258
BRL	3	6.1	3	6.0	5	6.0	-	-	11
Interest rate risk

			Fixed for between one and		Fixed for greater than
	Fixed for less than one year		three years		three years		Total
	Borrowings	Effective	Borrowings	Effective	Borrowings	Effective	Borrowings
	Amount	Rate	Amount	Rate	Amount	Rate	amount
Currency	(million)%		(million)%		(million)%		(million)

	$1,290	2.3	11	3.5	616	3.5	1,917
ZAR	2	9.8	5	9.8	251	9.8	258
BRL	3	6.1	5	6.0	3	6.0	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts ISDA netting agreements in place.
The combined maximum credit exposure at the balance sheet date amounts to $335 million (2008: $571 million). Credit risk exposure netted by counterparts amounts to $104 million (2008: $207 million). No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the Company as at December 31, 2009 is as follows.

At December 31,
2009
$

Forward sales type agreements — commodity	283
Option contracts — commodity	47
Warrants on shares	5

335

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at December, 2009.
The table below provides a summary of the number, type and credit quality of AngloGold Ashanti’s hedge counterparts.

Number of Counterparts	Type	Credit Rating (Fitch)

4	International Bank	AA
10	International Bank	AA-
9	International Bank	A+
1	International Bank	A
2	International Bank	A-
1	International Bank	BBB+
1	South African Bank	AAA(zaf)
3	South African Bank	AA(zaf)
1	South African Bank	A+(zaf)
6	Brazilian Bank	AAA(bra)
4	Brazilian Bank	AA+(bra)
1	Brazilian Bank	AA(bra)
1	Brazilian Bank	A+(bra)
1	Brazilian Bank	A(bra)
1	Trade Finance House	Not rated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Due to the inability of a single counterpart to accept the physical delivery of gold under the terms of NPSE designated forward contracts expiring in April through June 2008, the Company cash settled such contracts with this counterpart during that period. In 2008, the Company also reclassified all remaining outstanding contracts with this counterpart from the NPSE category to the “non-hedge derivatives” category as they no longer qualified for the exemption permitted by the FASB ASC guidance on derivatives and hedging. See “Note 5 — Cost and expenses: Non-hedge derivative loss” for additional information.
The Company has not experienced and does not anticipate non-performance by any other counterparts.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at December 31, 2009 and 2008, are as follows (assets (liabilities)):

	December 31, 2009		December 31, 2008
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value
	$	$	$	$

Cash and cash equivalents	1,100	1,100	575	575
Restricted cash	65	65	44	44
Short-term debt	(1,292)	(1,292)	(1,067)	(1,048)
Long-term debt	(667)	(889)	(873)	(873)
Derivatives(1)	(2,366)	(2,366)	(1,317)	(2,497)

(1)	Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet NPSE contracts in 2008.
The following is the fair value of the derivative (liabilities)/assets split by accounting designation:

	December 31, 2009
	Assets
		Cash flow hedge
		accounted	Non-hedge accounted	Total
	Balance Sheet location	$	$	$

Forward sales type agreements — commodity	Current assets — derivatives	—	283	283
Option contracts — commodity	Current assets — derivatives	—	47	47

Total hedging contracts		—	330	330
Warrants on shares	Non-current assets — derivatives	—	5	5

Total derivatives		—	335	335

	December 31, 2009
	Liabilities
		Cash flow hedge
		accounted	Non-hedge accounted	Total
	Balance Sheet location	$	$	$

Forward sales type agreements — commodity	Current liabilities — derivatives	(37)	(441)	(478)
Option contracts — commodity	Current liabilities — derivatives	—	(2,034)	(2,034)
Interest rate swaps — Gold	Current liabilities — derivatives	—	(13)	(13)

Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities — derivatives	—	(1)	(1)
Option component of convertible bonds	Non-current liabilities — derivatives	—	(175)	(175)

Total derivatives		(37)	(2,664)	(2,701)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
25. FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
		December 31, 2008
		Assets
				Cash flow hedge
		Normal sale exempted		accounted	Non-hedge accounted		Total
	Balance Sheet location	$		$	$		$

Forward sales type agreements — commodity	Current assets - derivatives		—	—		468		468
Option contracts — commodity	Current assets - derivatives		—	—		56		56
Forward sales agreements — currency	Current assets - derivatives		—	—		25		25
Option contracts — currency	Current assets - derivatives		—	—		6		6
Interest rate swaps — Gold	Current assets - derivatives		—	—		15		15

Total hedging contracts			—	—		570		570
Warrants on shares	Current assets - derivatives		—	—		1		1

Total derivatives			—	—		571		571

			December 31, 2008
			Liabilities
		Normal sale	Cash flow hedge
		exempted(1)	accounted	Non-hedge accounted	Total
	Balance Sheet location	$	$	$	$

Forward sales type agreements — commodity	Non-current liabilities - derivatives	—	(25)	(105)	(130)
Forward sales type agreements — commodity	Current liabilities - derivatives	(622)	(121)	(311)	(1,054)
Option contracts — commodity	Current liabilities — derivatives	(534)	—	(1,311)	(1,845)
Forward sales agreements — currency	Current liabilities — derivatives	—	(1)	(9)	(10)
Option contracts — currency	Current liabilities — derivatives	—	—	(5)	(5)
Interest rate swaps — Gold	Current liabilities — derivatives	(24)	—	—	(24)

Total derivatives		(1,180)	(147)	(1,741)	(3,068)

(1)	NPSE exempted contracts not reported on balance sheet.
The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totaling $150 million as of December 31, 2009 (2008: $227 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
     Non-hedge derivative gain/(loss) recognized

	Year ended December 31, 2009
	Location of gain/(loss) in income statement	$

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss)	(535	) (1)
Option contracts — commodity	Non-hedge derivative gain/(loss)	(144	) (1)
Forward sales agreements — currency	Non-hedge derivative gain/(loss)	107
Option contracts — currency	Non-hedge derivative gain/(loss)	12
Interest rate swaps — Gold	Non-hedge derivative gain/(loss)	16

		(544)

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss)	(188	) (2)
Option contracts — commodity	Non-hedge derivative gain/(loss)	(648	) (2)
Forward sales agreements — currency	Non-hedge derivative gain/(loss)	(15)
Option contracts — currency	Non-hedge derivative gain/(loss)	(3)
Interest rate swaps — Gold	Non-hedge derivative gain/(loss)	(25	) (2)
Option component of convertible bonds	Non-hedge derivative gain/(loss)	(33)
Embedded derivatives	Non-hedge derivative gain/(loss)	(1)
Warrants on shares	Non-hedge derivative gain/(loss)	5

		(908)

Loss on non-hedge derivatives		(1,452)

(1)	Includes $580 million loss related to accelerated settlement of contracts previously designated as NPSE.

(2)	Includes $556 million loss related to re-designation of contracts formerly qualifying for the NPSE designation.
Other comprehensive income

Year ended December 31, 2009
	Cash flow hedges,	Cash flow hedges removed from
	before tax	equity, before tax		Hedge ineffectiveness, before tax
	$		$		$
		Location of	Amount of
	Gain/(loss)	(gain)/loss	(gain)/loss	Location of
	recognized in	reclassified from	reclassified from	(gain)/loss	Amount of
	accumulated other	accumulated other	accumulated other	recognized in	(gain)/loss
	comprehensive	comprehensive	comprehensive	income	recognized in
	income (effective	income into income	income into income	(ineffective	income (ineffective
	portion)	(effective portion)	(effective portion)	portion)	portion)
Forward sales type agreements - commodity	(16)	Product sales	137	Non-hedge derivatives gain/(loss)	5
Forward sales agreements - currency	(1)	Depreciation	—	Non-hedge derivatives gain/(loss)	—

	(17)		137		5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
Other comprehensive income

				Accumulated other
	Accumulated other			comprehensive
	comprehensive	Changes in fair		income as of
	income as of	value recognised in	Reclassification	December 31,
	January 1, 2009	2009	adjustments	2009
	$	$	$	$

Derivatives designated as
Gold sales	(178)	(16)	142	(52)
Capital expenditure	(2)	(2)	1	(3)

Before tax totals	(180)	(18)	143	(55	)(1)

After tax totals	(112)	(13)	103	(22)

				Accumulated other
	Accumulated other			comprehensive
	comprehensive	Changes in fair		income as of
	income as of	value recognised in	Reclassification	December 31,
	January 1, 2008	2008	adjustments	2008
	$	$	$	$

Derivatives designated as
Gold sales	(312)	(87)	221	(178)
Capital expenditure	—	(2)	—	(2)

Before tax totals	(312)	(89)	221	(180	)(1)

After tax totals	(216)	(61)	165	(112)

(1)	Includes cumulative net translation differences of $18 million (2008: $33 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)
     Maturity profile of on-balance sheet derivatives, at carrying value

		2009
	Total	Assets	Liabilities
	$	$	$

Amounts to mature within twelve months of balance sheet date	(2,195)	330	(2,525)
Amounts maturing between one and two years	5	5	—
Amounts maturing between two and five years	(175)	—	(175)
Amounts to mature thereafter	(1)	—	(1)

Total	(2,366)	335	(2,701)

		2008
	Total	Assets	Liabilities
	$	$	$

Amounts to mature within twelve months of balance sheet date	(1,187)	571	(1,758)
Amounts maturing between one and two years	(49)	—	(49)
Amounts maturing between two and five years	(81)	—	(81)

Total	(1,317)	571	(1,888)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair value of the convertible bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.
Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at December 31, 2009 and 2008. The Company uses the Black-Scholes option pricing formula to value option contracts. The amounts disclosed in 2008 include those contracts accounted for as normal purchase and sale exemption derivatives.
Sensitivity analysis
Derivatives
A principal part of the Company’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, including commodity prices, foreign exchange rates and interest rates under varying scenarios. Additionally the Company’s management of risk is to monitor the sensitivity of the convertible bonds to changes in AngloGold Ashanti Limited’s share price and warrants on shares.
The following table discloses the approximate sensitivities, in US dollars, of the fair value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at December 31, 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table sets out the impact on the fair value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from January 1, 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25.	FINANCIAL RISK MANAGEMENT ACTIVITIES (continued)

	2009
		Cash flow hedge		Total change in
	Change in underlying	accounted	Non-hedge accounted	fair value
	factor (+)	$	$	$

Hedge book
Currency(R/$)	Spot(+R1)	—	2	2
Currency(A$/$)	Spot(+A$0.25)	—	2	2
Gold price($/oz)	Spot(+$250)	(12)	(903)	(915)
USD interest rate (%)	IR(+0.1%)	—	(4)	(4)
Gold interest rate (%)	IR(+0.1%)	—	11	11

Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (+$1)	—	(9)	(9)

Warrants on shares
B2Gold Corporation share price (C$)	Spot (+C$0.1)	—	1	1

	2009
		Cash flow hedge		Total change in
	Change in underlying	accounted	Non-hedge accounted	fair value
	factor (-)	$	$	$

Hedge book
Currency(R/$)	Spot(-R1)	—	(6)	(6)
Currency(A$/$)	Spot(-A$0.25)	—	(2)	(2)
Gold price($/oz)	Spot(-$250)	12	789	801
USD interest rate (%)	IR(-0.1%)	—	4	4
Gold interest rate (%)	IR(-0.1%)	—	(11)	(11)
Convertible bonds
AngloGold Ashanti Limited share price (US$)	Spot (-$1)	—	9	9

Warrants on shares
B2Gold Corporation share price (C$)	Spot (-C$0.1)	—	(1)	(1)

IR represents interest rate.

26.	ADDITIONAL CASH FLOW INFORMATION

	2009	2008	2007
	$	$	$
Reported in the statements of consolidated cash flows:
Interest paid	111	93	71
Taxation paid	147	125	180

Non-cash items not reported in the statements of consolidated cash flows:

Shares issued to acquire Golden Cycle Gold Corporation	—	118	—
Shares issued to acquire São Bento Gold Company Limited	—	70	—
Exercise of share entitlements	20	16	7
Foreign exchange transaction gain/(loss)(1)	103	7	(10)

(1)	Foreign exchange transaction gain/(loss) included in Interest, dividends and other amounts to $112 million (2008: $4 million and 2007: $(1) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS
The provision for pension and post-retirement medical funding represents the provision for health care and pension benefits for employees, retired employees and their dependants.
Defined benefit plans
The retirement schemes as at December 31, 2009, 2008 and 2007, consists of the following which reflects the following provision values:

	2009	2008	2007
	$	$	$

AngloGold Ashanti Pension Fund (asset)/liability	(5)	11	(36)
Post Retirement medical scheme for AngloGold Ashanti South African employees	149	115	168
Other defined benefit plans	10	11	9

Sub Total	154	137	141
Transferred to other non-current assets
AngloGold Ashanti Pension Fund	5	—	36
Post-retirement medical scheme for Rand Refinery employees	2	2	3
Short-term portion transferred to other current liabilities	(14)	(13)	(13)

Total Provision	147	126	167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

South Africa defined benefit pension fund

The plan is evaluated by independent actuaries on an annual basis as at December 31. The valuation as at December 31, 2009 was completed at the beginning of 2010. The previous statutory valuation had an effective date of December 31, 2005, and was completed in June 2006. The statutory valuation effective December 31, 2008 is in the process of being finalized and will be submitted to the Registrar of Pension Funds during the first half of 2010. The next statutory valuation will have an effective date no later than December 31, 2011. The accumulated benefit obligation at December 31, 2009 is $230 million.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the defined benefit fund, which includes benefits for AngloGold Ashanti employees, for the year ended December 31, is set forth in the table below:

	Pension benefits
	2009	2008	2007
	$	$	$

Change in benefit obligation
Benefit obligation at January 1,	199	257	224
Service cost	6	6	7
Interest cost	16	17	18
Plan participants’ contributions	2	2	2
Actuarial (gain)/loss	(2)	16	11
Increase as a result of transfers into the fund	—	—	1
Benefits paid	(8)	(24)	(12)
Translation	56	(75)	6

Benefit obligation at December 31,	269	199	257

Change in plan assets
Fair value of plan assets at January 1,	188	293	262
Actual return on plan assets	32	(7)	27
Company contributions	5	5	6
Plan participants’ contributions	2	2	2
Increase as a result of transfers into the fund	—	—	1
Benefits paid	(8)	(24)	(12)
Translation	55	(81)	7

Fair value of plan assets at December 31,	274	188	293

Funded status at end of year	5	(11)	36

Net amount recognized	5	(11)	36

Components of net periodic benefit cost
Service cost	6	6	7
Interest cost	16	17	18
Actuarial gains and losses	(14)	49	12
Expected return on assets	(20)	(26)	(28)

Net periodic benefit cost	(12)	46	9

Assumptions
Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate	9.25%	7.25%	8.25%
Rate of compensation increase(1)	7.50%	5.25%	6.00%

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31,
Discount rate	9.25%	7.25%	8.25%
Expected long-term return on plan assets	10.63%	9.28%	11.14%
Rate of compensation increase(1)	7.50%	5.25%	6.00%
Pension increase	4.95%	3.60%	4.73%

(1)	The short-term compensation rate increase is 7% (2008: 10%) and the long-term compensation rate increase is 7.50% (2008: 5.25%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

The expected long-term return on plan assets is determined using the after tax return of RSA Government long bond yields as a guide.

	Pension benefits
	2009	2008
	%	%

Plan assets
AngloGold Ashanti’s pension plan asset allocations at December 31, 2009 and 2008, by asset category are as follows:

Asset category
Equity securities	60%	58%
Debt securities	32%	37%
Other	8%	5%

	100%	100%

Fair value of plan assets

	2009	2008
	$	$

Domestic equity security	128	81
Foreign equity securities	36	28
Domestic fixed interest bonds	76	60
Foreign fixed interest bonds	12	10
Property	3	—
Cash	19	9

	274	188

Fair value is based on quoted market prices as at December 31, 2009 and 2008. The value of the securities in the Company’s employee pension plans have been adversely impacted by market volatility in 2008. The declines had a substantial impact on the funded status of the plans in 2008.

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.

		2009			2008
	No. of	Percentage of	Fair Value	No. of	Percentage of	Fair Value
	Shares	total assets	$	Shares	total assets	$

Related parties
Investments held in related parties are summarized as follows:

Equity securities
AngloGold Ashanti Limited	296,410	4.5%	12	115,970	1.6%	3

Other investments exceeding 5% of total plan assets
Equities
Sasol Limited	424,680	6.2%	17			—
SABMiller Plc	759,600	8.0%	22			—
Bonds
IFM Corporate Bond Unit Trust	158,630,977	7.3%	20	117,299,950	6.6%	12
Allan Gray Orbis Global Equity Fund	312,715	13.0%	36	316,082	13.4%	25

			95			37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Cash flows
Contributions
The Company expects to contribute $6 million (2009: $4 million) to its pension plan in 2010.

$

Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2010	17
2011	17
2012	17
2013	17
2014	17
2015 — 2019	91

South Africa post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants. The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last actuarial valuation was performed at December 31, 2009.

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for AngloGold Ashanti South Africa employees, for the year ended December 31, is set forth in the table below:

	Other benefits
	2009	2008	2007
	$	$	$

Change in benefit obligation
Benefit obligation at January 1,	115	168	159
Service cost	—	1	1
Interest cost	9	11	12
Benefits paid	(10)	(11)	(11)
Actuarial loss/(gain)	4	(8)	1
Translation	31	(46)	6

Benefit obligation at December 31,	149	115	168

Unfunded status of the end of the year	(149)	(115)	(168)

Net amount recognized	(149)	(115)	(168)

Components of net periodic benefit cost
Service cost	—	1	1
Interest cost	9	11	12
Actuarial gains and losses	4	(8)	1

	13	4	14

The assumptions used in calculating the above amounts are:
Discount rate	9.25%	7.25%	8.25%
Expected increase in health care costs	7.00%	5.50%	6.75%

Assumed health care cost trend rates at December 31,
Health care cost trend assumed for next year	7.00%	5.50%	6.75%
Rate to which the cost trend is assumed to decline (ultimate trend rate)	7.00%	5.50%	6.75%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effect:

	1-percentage point	1-percentage point
	increase	decrease

Effect on total service and interest cost	2	(1)
Effect on post-retirement benefit obligation	16	(14)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Cash flows

Post-retirement medical plan
The Company expects to contribute $14 million (2009: $22 million) to the post-retirement medical plan in 2010.

$

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2010	14
2011	14
2012	14
2013	15
2014	15
2015 — 2019	74

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for the United States of America employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR) — Retiree Medical Plan for Nufcor South African employees.

Information in respect of other defined benefit plans for the years ended December 31, 2009, 2008 and 2007 have been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost as follows:

Aggregated information in respect of the other defined benefit plans, for the year ended December 31, is set forth in the table below:

	2009	2008	2007
	$	$	$

Change in benefit obligations
Balance at January 1,	17	18	19
Interest cost	—	—	1
Benefits paid	(1)	(1)	(1)
Translation	2	—	(1)

Balance at December 31,	18	17	18

Change in plan assets
Fair value of plan assets at January 1,	6	9	8
Actual return on plan assets	—	(1)	—
Translation	2	(2)	1

Fair value of plan assets at December 31,	8	6	9

Unfunded status at end of year	(10)	(11)	(9)

Net amount recognized	(10)	(11)	(9)

Components of net periodic benefit cost
Interest cost	—	—	1
Actuarial gains and losses	—	1	—

	—	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The Company does not make a contribution to these plans.

$

Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2010	1
2011	1
2012	1
2013	1
2014	1
2015 — 2019	5

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year and the cost of contributions to retirement benefits for the year amounted to $53 million (2008: $49 million, 2007: $51 million).

Australia (Sunrise Dam)

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the Company of all these contributions amounted to $4 million (2008: $3 million(1), 2007: $3 million(1)).

(1) Including Boddington.

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Insurance Company. Both the Company and the employees contribute to this fund. The cost of providing retirement benefits for the year amounted to $1 million (2008: $1 million, 2007: $1 million).

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the Company also makes a contribution on the employee’s behalf to the same fund. On leaving the Company, employees may withdraw their contribution from the fund. From July 2005, the Company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The Company makes no contribution towards any retirement schemes for contracted expatriate employees. The Company contributes to the NSSF on behalf of expatriate employees. On termination of employment the Company may apply for a refund of contributions from the NSSF.

United States of America (Cripple Creek & Victor)

AngloGold Ashanti USA sponsors a 401(k) savings plan whereby employees may contribute up to 60 percent of their salary, of which up to 5 percent is matched at a rate of 150 percent by AngloGold Ashanti USA. AngloGold Ashanti USA’s contributions were $2 million (2008: $2 million, 2007: $1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
27.	PROVISION FOR PENSION AND OTHER POST-RETIREMENT MEDICAL BENEFITS (continued)

Argentina and Brazil (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande)

The AngloGold Ashanti Limited operates defined contribution arrangements for their employees in Argentina and Brazil. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401 (k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the Company in the country. Employees in Argentina contribute 11 percent of their salaries towards the Argentinean government pension fund. The Company makes a contribution of 17 percent of an employee’s salary on behalf of employees to the same fund. Contributions amounted to $1 million (2008: $3 million, 2007: $5 million).

Ghana and Guinea (Iduapriem, Obuasi and Siguiri)

The Company’s mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invested mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The costs of these contributions for the year amounted to $4 million (2008: $4 million, 2007: $4 million).

South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)

South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the Company’s assets. The cost of providing these benefits amounted to $41 million (2008: $36 million, 2007: $36 million).

28.	SEGMENT AND GEOGRAPHICAL INFORMATION

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Individual members of the Executive Management team are responsible for geographic regions of the business. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.
Business segment data

	Year ended December 31
	2009	2008	2007
	$	$	$

Revenues
Revenues from product sales:
South Africa	1,374	986	1,472
Continental Africa	1,242	905	1,136
Australasia	291	214	378
Americas	692	493	631

	3,599	2,598	3,617
Less: Equity method investments included above	(358)	(186)	(278)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	543	1,243	(291)

Total revenues from product sales	3,784	3,655	3,048

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Business segment data

	Year ended December 31
	2009	2008	2007
	$	$	$

Depreciation and amortization expense
South Africa	281	256	301
Continental Africa	207	251	223
Australasia	38	47	54
Americas	111	107	100

	637	661	678
Less: Equity method investments included above	(22)	(46)	(23)

Total depreciation and amortization expense	615	615	655

Segment income/(loss)
South Africa	574	480	283
Continental Africa	199	(579)	(85)
Australasia	(15)	(22)	132
Americas	335	240	137
Other, including Corporate and Non-gold producing subsidiaries	(133)	(89)	(82)

Total segment income	960	30	385

Reconciliation of segment income to Net loss — attributable to AngloGold Ashanti
Segment total	960	30	385
Exploration costs	(150)	(126)	(117)
General and administrative expenses	(158)	(136)	(130)
Market development costs	(10)	(13)	(16)
Non-hedge derivative loss	(1,452)	(258)	(808)
Other operating items	—	(19)	16
Taxation benefit/(expense)	33	(22)	(118)
Discontinued operations	—	23	2
Noncontrolling interests	(48)	(42)	(28)

Net loss — attributable to AngloGold Ashanti	(825)	(563)	(814)

Segment assets
South Africa(1)	3,354	2,497	3,353
Continental Africa(2)	4,055	3,582	4,236
Australasia(3)	496	1,279	1,183
Americas	2,012	1,717	1,438
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	745	376	171

Total segment assets	10,662	9,451	10,381

(1)	Includes assets held for sale in Tau Lekoa of $73 million in 2009, Weltevreden of $15 million in 2007 and properties held for sale by Rand Refinery Limited of $1 million (2008: $1 million, 2007: $1 million).

(2)	Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.

(3)	Included assets held for sale of Boddington of $781 million in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
28.	SEGMENT AND GEOGRAPHICAL INFORMATION (continued)
Business segment data

	Year ended December 31
	2009	2008	2007
	$	$	$

Expenditure for additions to long-lived assets
South Africa	395	347	411
Continental Africa	196	260	181
Australasia	177	439	281
Americas	257	191	184
Other, including Corporate and Non-gold producing subsidiaries	2	2	2

	1,027	1,239	1,059
Less: Equity method investments included above	(8)	(7)	(9)

Total expenditure for additions to long-lived assets	1,019	1,232	1,050

Geographical area data
Total revenues
South Africa	1,395	1,041	1,504
Continental Africa	1,243	902	1,146
Australasia	308	217	379
Americas	691	508	629
Other, including Corporate and Non-gold producing subsidiaries	129	—	8

	3,766	2,668	3,666
Less: Equity method investments included above	(355)	(181)	(280)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	543	1,243	(291)

Total revenues	3,954	3,730	3,095

Long-lived assets by area
South Africa	2,393	1,832	2,530
Continental Africa(1)	3,405	2,954	3,582
Australasia	342	294	975
Americas	1,678	1,399	1,130
Other, including Corporate and Non-gold producing subsidiaries	86	59	75

Total long-lived assets	7,904	6,538	8,292

(1)	Includes an effective 45 percent interest acquired during 2009 in Kibali Goldmines in the Democratic Republic of the Congo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS

Employee share incentive scheme

At a general meeting held on June 4, 1998, shareholders approved the introduction of the AngloGold Limited Share Incentive Scheme (“Share Incentive Scheme”) for the purpose of providing an incentive to executive directors and senior employees of the Company and its subsidiaries to identify themselves more closely with the fortunes of the Company and also to promote the retention of such employees by giving them an opportunity to acquire shares in the Company. Employees participate in the scheme to the extent that they are granted options and accept them.

At a general meeting held on April 30, 2002, it was approved that the rules of the Share Incentive Scheme be amended to provide for the exercise of options to be based on a condition, related to the performance of the Company, as determined by the directors and which will be objective and specified. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance condition has been fulfilled or waived. The options granted prior to May 1, 2002 remained subject to the conditions under which they were granted. Although there are no automatically convertible unsecured debentures currently in issue under the rules of the Share Incentive Scheme, consequential amendments were approved to the rules of the scheme which effectively made the conversion of debentures subject to the same terms as the exercise of options.

At December 31, 2009, the maximum number of ordinary shares that may be allocated for the purposes of the scheme is 9,961,618 (December 31, 2008: 9,720,794), equivalent to 2.75 percent of the total number of ordinary shares in issue at that date.

At the annual general meeting held on April 29, 2005, shareholders approved the amendment to the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme from 300,000 to 5 percent of the 2.75 percent attributable to all schemes and plans adopted by shareholders (or 0.1375 percent of the total number of ordinary shares in issue at any one time). At December 31, 2009 the maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme was 498,080 shares.

Ordinary shares issued in terms of the Share Incentive Scheme shall, subject to the provisions of the Share Incentive Scheme, rank pari passu with issued shares in all respects, including participation in dividends.

Non-executive directors are not eligible for participation in the Share Incentive Scheme.

Total plan employee costs

On December 31, 2009, the Company has six stock-based compensation plans, which are described below. Total compensation cost charged against income for these plans was $41 million, $40 million and $33 million for 2009, 2008 and 2007, respectively.

At the year end, the unallocated balance of shares subject to the Share Incentive Scheme amounts to 6,733,934 (2008: 6,278,998).

Options

An option may only be granted to an employee to purchase a certain number of shares, specified by the directors, at the option price payable in accordance with the rules of the Share Incentive Scheme.

The Share Incentive Scheme provides for the granting of options based on two separate criteria:
•	Time related options
Time related options may be exercised over a five year period from date of grant, and may be exercised in tranches of 20 percent each in years 2, 3 and 4 and 40 percent in year five.

No further options will be granted under this plan which will terminate on February 1, 2012, being the date on which the last options granted under this plan, may be exercised or will expire.

Resulting from the rights offer made to ordinary shareholders, which was finalized during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognized. Approximately one option was awarded for every four held at an exercise price of R194.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
A summary of time related options showing movement from the beginning of the year to the end of the year, is presented below:

		2009
		Weighted-
	2009	average
	Options	exercise price
	(000)	R

Outstanding at the beginning of the year	116	140
Exercised	(88)	138

Outstanding at the end of the year	28	146

Exercisable at the end of the year	28	146

The total intrinsic value of options outstanding at year-end was R5 million (2008: R13 million), with a weighted average remaining contractual term of 1.12 years (2008: 1.7 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was R15 million, R15 million and R48 million, respectively.

During the year ended December 31, 2007 the Company recognized compensation expense related to time-based awards of less than $1 million. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.
•	Performance related options
Performance related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, namely related to the performance of the Company (growth in an adjusted earnings per share) as determined by the directors, are met. If the performance conditions are not met at the end of the first three year period, then performance is re-tested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance conditions, between three and ten years from date of grant.

The performance related options’ compensation expense is fixed at grant date and recorded when it is probable that the performance criteria will be met.

Resulting from the rights offer made to ordinary shareholders, which was finalized during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognized. Approximately one option was awarded for every four held at an exercise price of R194.

No further performance related options will be granted and all options granted hereunder will terminate on November 1, 2014, being the date on which the last options granted under these criteria may be exercised or will expire.

A summary of performance related options showing movement from the beginning of the year to the end of the year, is presented below:

		2009
		Weighted-
		average
	2009	exercise
	Options	price
	(000)	R

Outstanding at the beginning of the year	1,390	239
Exercised	(726)	237
Forfeited (terminations)	(24)	246

Outstanding at the end of the year	640	241

Exercisable at the end of the year	640	241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

The total intrinsic value of options outstanding at year-end was R42 million (2008: R18 million), with a weighted average remaining contractual term of 4 years (2008: 5 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was R49 million, R3 million and R53 million, respectively.

All options which have not been exercised within ten years from the date on which they were granted automatically expire.

During the year ended December 31, 2007 the Company recognized $3 million compensation expense related to performance related awards. There was no income statement charge for the current year, as the total compensation cost was expensed up to date of vesting in 2007.

During 2009, a total of 813,859 common shares were issued under the share incentive scheme in terms of time-based and performance awards.

As of December 31, 2009, there was no unrecognized compensation cost related to unvested stock options.

The weighted average of all options outstanding as at December 31, 2009, is as follows:

Range of exercise	Quantity of options		Weighted average	Weighted average
prices	within range		exercise price	contractual life
R	(000)		R	Years

95 — 143	17		122	0.9
144 — 211	125		193	3.4
212 — 300	526		251	3.6

	668	(1)	237	2.6

(1)	Represents a total of 28,252 time related options and 639,975 performance related options outstanding.

No options expired during the year ended December 31, 2009.

Since December 31, 2009 to and including March 31, 2010, 13,673 options (granted in respect of time and performance related options) have been exercised.

Bonus Share Plan (“BSP”) and Long-Term Incentive Plan (“LTIP”)

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the previous share incentive scheme. Options granted under the previous share incentive scheme will remain subject to the conditions under which they were originally granted.

Bonus Share Plan (“BSP”)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of the Company, any subsidiary of the Company or a company under the control of AngloGold Ashanti. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For all BSP awards granted from 2008, 40 percent will vest after one year and the remaining 60 percent will vest after two years. An additional 20 percent of the original award will be granted to employees if the full award remains unexercised after three years. The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

During 2009 a total of 246,872 common shares were issued in terms of the BSP rules.

During 2008, additional BSP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)

For awards made, the following information is presented:

Award date (unvested awards
and awards vested during the year)	2009	2008	2007	2006
Calculated fair value	293.99	267.05	322.00	308.00
Vesting date (100%)	—	—	January 1, 2010	March 8, 2009
Vesting date (40%)	February 18, 2010	January 1, 2009	—	—
Vesting date (60%)	February 18, 2011	January 1, 2010	—	—
Vesting date (conditional 20%)	February 18, 2012	January 1, 2011	—	—
Expiry date	February 17, 2019	December 31, 2017	December 31, 2016	March 7, 2016
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

2009
Options
(000)

Outstanding at the beginning of the year	945
Granted	667
Exercised	(247)
Forfeited (terminations)	(69)

Outstanding at the end of the year	1,296

Exercisable at the end of the year	243

The total intrinsic value of awards outstanding at year-end was R397 million (2008: R238 million), with a weighted average remaining contractual term of 7 years (2008: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2009, 2008 and 2007 was R75 million, R28 million and R13 million, respectively. BSP awards are issued with no exercise price.

Long-Term Incentive Plan (“LTIP”)

The LTIP is an equity settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the Company based on the achievement of stretched Company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management. An award in terms of the LTIP may be granted at any date during the year that the board of the Company determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of the Company shares on the JSE on the last business day prior to the date of grant.

The main performance conditions in terms of the LTIP issued in 2006 and 2007 are:
•	up to 40 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;

•	up to 30 percent of an award will be determined by an adjusted earnings per share compared to a planned adjusted earnings per share over the performance period;

•	up to 30 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and

•	three year’s service is required.
The main performance conditions in terms of the LTIP issued in 2008 and 2009 are:
•	up to 30 percent of an award will be determined by the performance of total shareholder returns compared with that of a group of comparative gold-producing companies;

•	up to 30 percent of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;

•	up to 40 percent of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and

•	three-year’s service is required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
During 2008, additional LTIP awards were made to all scheme participants as a result of the rights offer to ordinary shareholders. The award was made in terms of the anti-dilution provision of the original grant. Employees did not receive any benefit in excess of the original grant value and no additional compensation cost was recognized.

For awards made, the following information is presented:

Award date (unvested awards
and awards vested during the year)	2009	2008	2007	2006
Calculated fair value	293.99	267.05	322.00	327.00
Vesting date	February 18, 2012	January 1, 2011	January 1, 2010	August 1, 2009
Expiry date	February 17, 2019	December 31, 2017	December 31, 2016	July 31, 2016
A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

2009
Options
(000)

Outstanding at the beginning of the year	990
Granted	535
Exercised	(71)
Forfeited (terminations)	(190)

Outstanding at the end of the year	1,264

Exercisable at the end of the year	72

The total intrinsic value of awards outstanding at year-end was R387 million (2008: R250 million), with a weighted average remaining contractual term of 7 years (2008: 8 years). The intrinsic value of awards exercised during the years ended December 31, 2009 and 2008 was R22 million and R11 million, respectively. No awards were exercised during 2007. LTIP awards are issued with no exercise price.

During the years ended December 31, 2009, 2008 and 2007 the Company recognized a compensation expense of $27 million, $20 million and $12 million, respectively, related to BSP and LTIP awards.

As of December 31, 2009, there was $18 million of unrecognized compensation cost related to unvested awards of the BSP and LTIP plans. This cost is expected to be recognized over a weighted-average period of approximately 2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
Employee Share Ownership Plan (“ESOP”)

On December 12, 2006, AngloGold Ashanti announced the finalization of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) for employees of the South African operations. The Bokamoso ESOP creates an opportunity for AngloGold Ashanti and the unions to ensure a closer alignment of the interest between South African based employees and the Company. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

In order to facilitate these transactions the Company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The Company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe Holdings (Proprietary) Limited (“Izingwe”) and recorded a cost of $19 million during 2006, which was included in general and administrative expenses. The Company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary share are:
•	AngloGold Ashanti will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formula, respectively;

•	the E ordinary shares will not be listed;

•	the E ordinary shares which are not cancelled will be converted into ordinary shares; and

•	the E ordinary shares will each be entitled to receive a cash dividend equal to one-half of the dividend per ordinary share declared by the Company from time to time and a further one-half is included in the calculation of the strike price calculation.
The award of free shares to employees:

The fair value of each free share awarded in 2008 was R188 (2007: R306). The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009, and each subsequent year up to expiry date of November 1, 2013.

A summary of time related equity settled compensation scheme showing movement from the beginning of the year to the end of the year, is presented below:

2009
Options
(000)

Outstanding at the beginning of the year	856
Granted	25
Exercised	(190)
Forfeited (terminations)	(25)

Outstanding at the end of the year	666

Exercisable at the end of the year	—

The total intrinsic value of awards outstanding at year-end was R204 million (2008: R216 million), with a weighted average remaining contractual term of 2 years (2008: 3 years). The intrinsic value of awards exercised during the years ended December 31, 2009, 2008 and 2007 was R58 million, R14 million and R14 million, respectively.

The Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four free ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in terms of the anti-dilution provision of the original grant and no additional compensation cost was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
The award of E ordinary shares to the employees:

The average fair value of the E ordinary shares awarded to employees in 2008 was R13 (2007: R79) per share. Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter it will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the Company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in the tranche will be converted to ordinary shares for the benefit of the employees. All unexercised awards will be cancelled on May 1, 2014.

The value of each share granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the Company’s recorded compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2008	2007	2006

Risk-free interest rate	7.00%	7.00%	7.00%
Dividend yield	1.39%	2.06%	2.30%
Volatility factor of market share price	35.00%	33.00%	36.00%

A summary of E ordinary shares, awarded to employees, showing movement from the beginning of the year to the end of the year, is presented below:

		2009
		Weighted-
	2009	average
	Options	exercise price
	(000)	R

Outstanding at the beginning of the year	2,567	327
Granted	75	342
Converted	(34)	333
Forfeited (terminations)	(75)	335

Cancelled	(138)	337

Outstanding at the end of the year	2,395	347

Exercisable at the end of the year	—	—

The options outstanding at year-end had no intrinsic value as the share price at year-end of R306 was lower than the weighted average exercise price of R347 (2008: total intrinsic value of awards outstanding totaled Rnil million). The options have a weighted average remaining contractual term of 2 years (2008: 3 years). The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was less than R1 million per year.

Weighted average exercise price is calculated as the initial grant price of R288 plus interest factor less dividend apportionment. This value will change on a monthly basis.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized a compensation expense of $12 million, $14 million and $18 million, respectively, related to the ESOP scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
29.	ANGLOGOLD LIMITED SHARE INCENTIVE SCHEME AND PLANS (continued)
In addition to the above share scheme expenses relating to the Bokamoso ESOP plan, the Company awarded the right to acquire approximately one AngloGold Ashanti ordinary share for every four E ordinary shares held in the rights offer finalized during July 2008. The benefit to employees was in excess of the anti-dilution provision of the original grant and additional compensation cost was recognized. The fair value at grant date of these rights awarded to Bokamoso was calculated at R76 per right. The income statement charge relating to the rights offer to Bokamoso participants was $6 million in 2008. As the rights were issued as fully vested, the expense was recorded immediately.

As of December 31, 2009, there was $16 million of unrecognized compensation cost related to unvested awards of the ESOP scheme. This cost is expected to be recognized over the remaining scheme term of 4 years.
Cash Settled Share Incentive Scheme

Ghana Employee Share Ownership Plan (“Ghana ESOP”)

A memorandum of understanding was signed with the Ghanaian employees on April 28, 2009 to introduce the Ghana ESOP under defined rules.

In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights (“phantom shares”), which will be paid out in four equal tranches, commencing May 2009 and ending in May 2012.

The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary receipts (“ADR’s”) as listed on the New York Stock Exchange, converted into Ghanaian Cedis at the prevailing US dollar exchange rate.

The share price on the day of issue as of April 29, 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share.

The award of share appreciation rights to employees

A summary of share appreciation rights showing movement from the beginning of the year to the end of the year, is presented below:

Number of Rights

Outstanding at beginning of the year	—
Granted	100,860
Exercised	(25,290)
Forfeited (terminations)	(455)

Rights outstanding at the end of the year	75,115

Rights exercisable at the end of the year	—

The income statement charge for the current year was $2 million. The liability recognized in the consolidated balance sheet in respect of unexercised rights was $1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

It is the Company’s intention that from time to time its wholly-owned subsidiary AngloGold Ashanti Holdings plc (“IOMco”) may issue debt securities which will be fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa). The following is condensed consolidating financial information for the Company as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2009	2009	2009	2009	2009
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Sales and other income	1,775	(38)	2,273	(56)	3,954

Product sales	1,665	—	2,119	—	3,784
Interest, dividends and other	110	(38)	154	(56)	170

Costs and expenses	2,073	625	2,777	(623)	4,852

Production costs	862	—	1,367	—	2,229
Exploration costs	6	14	130	—	150
Related party transactions	(18)	—	—	—	(18)
General and administrative expenses/(recoveries)	96	(121)	149	34	158
Royalties paid	—	—	84	—	84
Market development costs	5	—	5	—	10
Depreciation, depletion and amortization	277	—	338	—	615
Impairment of assets	4	—	4	—	8
Interest expense	4	67	52	—	123
Accretion expense	6	—	11	—	17
Employment severance costs	10	—	4	—	14
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(10)	(657)	10
Non-hedge derivative loss and other commodity contracts	809	—	643	—	1,452

(Loss)/income before income tax provision	(298)	(663)	(504)	567	(898)
Taxation benefit/(expense)	112	(2)	(77)	—	33
Equity income/(loss) in affiliates	98	(10)	—	—	88
Equity (loss)/income in subsidiaries	(673)	(383)	—	1,056	—

(Loss)/income from continuing operations	(761)	(1,058)	(581)	1,623	(777)
Discontinued operations	—	—	—	—	—

(Loss)/income after discontinued operations	(761)	(1,058)	(581)	1,623	(777)
Preferred stock dividends	(64)	—	(65)	129	—

Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Less: Net income attributable to noncontrolling interests	—	—	(48)	—	(48)

Net (loss)/income — attributable to AngloGold Ashanti	(825)	(1,058)	(694)	1,752	(825)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2008	2008	2008	2008	2008
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Sales and other income	1,562	2	2,260	(94)	3,730

Product sales	1,466	—	2,189	—	3,655
Interest, dividends and other	96	2	71	(94)	75

Costs and expenses	1,284	1,697	2,820	(1,698)	4,103

Production costs	796	1	1,362	—	2,159
Exploration costs	5	—	123	(2)	126
Related party transactions	(10)	—	—	—	(10)
General and administrative expenses/(recoveries)	147	78	69	(158)	136
Royalties paid	—	—	78	—	78
Market development costs	7	—	6	—	13
Depreciation, depletion and amortization	253	—	362	—	615
Impairment of assets	16	—	654	—	670
Interest expense	17	39	16	—	72
Accretion expense	9	—	13	—	22
Employment severance costs	9	—	—	—	9
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(31)	1,579	(74)	(1,538)	(64)
Non-hedge derivative loss and other commodity contracts	66	—	211	—	277

Income/(loss) before income tax provision	278	(1,695)	(560)	1,604	(373)
Taxation (expense)/benefit	(55)	(4)	37	—	(22)
Equity loss in affiliates	(141)	(8)	—	—	(149)
Equity (loss)/income in subsidiaries	(623)	(623)	—	1,246	—

(Loss)/income from continuing operations	(541)	(2,330)	(523)	2,850	(544)
Discontinued operations	23	—	—	—	23

(Loss)/income after discontinued operations	(518)	(2,330)	(523)	2,850	(521)
Preferred stock dividends	(45)	—	(46)	91	—

Net (loss)/income	(563)	(2,330)	(569)	2,941	(521)
Less: Net income attributable to noncontrolling interests	—	—	(42)	—	(42)

Net (loss)/income — attributable to AngloGold Ashanti	(563)	(2,330)	(611)	2,941	(563)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of income
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2007	2007	2007	2007	2007
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Sales and other income	1,432	3	1,670	(10)	3,095

Product sales	1,399	—	1,650	(1)	3,048
Interest, dividends and other	33	3	20	(9)	47

Costs and expenses	1,484	(49)	2,330	41	3,806

Production costs	864	—	1,053	—	1,917
Exploration costs	4	—	113	—	117
Related party transactions	(16)	—	—	—	(16)
General and administrative expenses/(recoveries)	108	(107)	66	63	130
Royalties paid	—	—	70	—	70
Market development costs	10	—	6	—	16
Depreciation, depletion and amortization	296	—	359	—	655
Impairment of assets	—	—	1	—	1
Interest expense	27	36	12	—	75
Accretion expense	9	—	11	—	20
Employment severance costs	5	—	14	—	19
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(11)	22	21	(22)	10
Non-hedge derivative loss and other commodity contracts	188	—	604	—	792

(Loss)/income before income tax provision	(52)	52	(660)	(51)	(711)
Taxation expense	(34)	(2)	(82)	—	(118)
Equity income/(loss) in affiliates	59	(18)	—	—	41
Equity (loss)/income in subsidiaries	(785)	(502)	—	1,287	—

(Loss)/income from continuing operations	(812)	(470)	(742)	1,236	(788)
Discontinued operations	2	—	—	—	2

(Loss)/income after discontinued operations	(810)	(470)	(742)	1,236	(786)
Preferred stock dividends	(4)	—	(5)	9	—

Net (loss)/income	(814)	(470)	(747)	1,245	(786)
Less: Net income attributable to noncontrolling interests	—	—	(28)	—	(28)

Net (loss)/income — attributable to AngloGold Ashanti	(814)	(470)	(775)	1,245	(814)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)

	2009	2009	2009	2009	2009
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
ASSETS
Current Assets	1,650	2,558	3,332	(4,782)	2,758

Cash and cash equivalents	231	578	291	—	1,100
Restricted cash	1	—	11	—	12
Receivables, inter-group balances and other current assets	1,418	1,980	3,030	(4,782)	1,646

Property, plant and equipment, net	1,932	—	3,522	—	5,454
Acquired properties, net	205	—	626	—	831
Goodwill	—	—	425	(263)	162
Other intangibles, net	—	—	18	—	18
Derivatives	—	—	5	—	5
Other long-term inventory	—	—	26	—	26
Materials on the leach pad	—	—	324	—	324
Other long-term assets and deferred taxation assets	2,689	31	1,160	(2,796)	1,084

Total assets	6,476	2,589	9,438	(7,841)	10,662

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	2,058	1,824	6,686	(6,093)	4,475
Other non-current liabilities	149	—	84	(70)	163
Long-term debt	34	—	633	—	667
Derivatives	—	—	176	—	176
Deferred taxation liabilities	668	—	492	11	1,171
Provision for environmental rehabilitation	115	—	270	—	385
Other accrued liabilities	—	—	33	—	33
Provision for pension and other post-retirement medical benefits	135	—	12	—	147
Commitments and contingencies	—	—	—	—	—
Equity	3,317	765	1,052	(1,689)	3,445

Stock issued	12	4,859	1,080	(5,939)	12
Additional paid in capital	7,836	363	698	(1,061)	7,836
Accumulated deficit	(3,914)	(4,457)	(3,397)	7,854	(3,914)
Accumulated other comprehensive income and reserves	(617)	—	2,544	(2,544)	(617)

Total AngloGold Ashanti stockholders’ equity	3,317	765	925	(1,690)	3,317
Noncontrolling interests	—	—	127	1	128

Total liabilities and equity	6,476	2,589	9,438	(7,841)	10,662

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions)

	2008	2008	2008	2008	2008
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
ASSETS
Current Assets	941	2,947	5,861	(6,836)	2,913

Cash and cash equivalents	154	229	192	—	575
Restricted cash	1	—	9	—	10
Receivables, inter-group balances and other current assets	786	2,718	5,660	(6,836)	2,328

Property, plant and equipment, net	1,467	—	3,298	—	4,765
Acquired properties, net	174	—	640	—	814
Goodwill	—	—	394	(262)	132
Other intangibles, net	—	—	20	—	20
Derivatives	—	—	—	—	—
Other long-term inventory	—	—	40	—	40
Materials on the leach pad	—	—	261	—	261
Other long-term assets and deferred taxation assets	2,609	113	604	(2,820)	506

Total assets	5,191	3,060	11,118	(9,918)	9,451

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,042	1,086	8,850	(7,520)	3,458
Other non-current liabilities	106	—	74	(63)	117
Long-term debt	27	90	756	—	873
Derivatives	25	—	105	—	130
Deferred taxation liabilities	479	—	519	10	1,008
Provision for environmental rehabilitation	78	—	224	—	302
Other accrued liabilities	—	—	31	—	31
Provision for pension and other post-retirement medical benefits	112	1	13	—	126
Commitments and contingencies	—	—	—	—	—
Equity	3,322	1,883	546	(2,345)	3,406

Stock issued	12	4,167	1,082	(5,249)	12
Additional paid in capital	7,502	363	698	(1,061)	7,502
Accumulated deficit	(3,044)	(2,647)	(2,436)	5,083	(3,044)
Accumulated other comprehensive income and reserves	(1,148)	—	1,119	(1,119)	(1,148)

Total AngloGold Ashanti stockholders’ equity	3,322	1,883	463	(2,346)	3,322
Noncontrolling interests	—	—	83	1	84

Total liabilities and equity	5,191	3,060	11,118	(9,918)	9,451

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2009	2009	2009	2009	2009
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Net cash provided by/(used) in operating activities	326	(481)	727	(129)	443

Net (loss)/income	(825)	(1,058)	(646)	1,752	(777)
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	12	665	(2)	(657)	18
Depreciation, depletion and amortization	277	—	338	—	615
Impairment of assets	4	—	4	—	8
Deferred taxation	(141)	—	(58)	—	(199)
Cash utilized for hedge book settlements	—	—	(797)	—	(797)
Other non cash items	946	(1,685)	3,540	(1,224)	1,577
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(3)	—	22	—	19
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	27	1,571	(1,598)	—	—
Receivables	(5)	(3)	(36)	—	(44)
Inventories	(23)	—	(146)	—	(169)
Accounts payable and other current liabilities	57	29	106	—	192

Net cash provided by/(used) in continuing operations	326	(481)	727	(129)	443
Net cash used in discontinued operations	—	—	—	—	—

Net cash (used)/generated in investing activities	(398)	(344)	474	—	(268)

Increase in non-current investments	—	(344)	(99)	—	(443)
Net affiliates loans advanced	(2)	—	—	—	(2)
Additions to property, plant and equipment	(386)	—	(633)	—	(1,019)
Proceeds on sale of mining assets	—	—	1,142	—	1,142
Proceeds on sale of investments	—	—	81	—	81
Cash effects from hedge restructuring	(11)	—	(7)	—	(18)
Net loans receivable repaid	1	—	—	—	1
Change in restricted cash	—	—	(10)	—	(10)

Net cash generated/(used) by financing activities	103	1,174	(1,103)	129	303

Net changes in short-term debt	—	(764)	(89)	—	(853)
Issuance of stock	306	693	(693)	—	306
Share issue expenses	(11)	—	—	—	(11)
Net changes in long-term debt	—	674	222	—	896
Debt issue costs	—	—	(14)	—	(14)
Cash effects from hedge restructuring	(83)	—	118	—	35
Dividends (paid)/received	(109)	571	(647)	129	(56)

Net increase in cash and cash equivalents	31	349	98	—	478
Effect of exchange rate changes on cash	46	—	1	—	47
Cash and cash equivalents — January 1,	154	229	192	—	575

Cash and cash equivalents — December 31,	231	578	291	—	1,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2008	2008	2008	2008	2008
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Net cash (used) in/provided by operating activities	(809)	(927)	1,891	(91)	64

Net (loss)/income	(563)	(2,330)	(569)	2,941	(521)
Reconciled to net cash (used) in/provided by operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(31)	1,579	(74)	(1,538)	(64)
Depreciation, depletion and amortization	253	—	362	—	615
Impairment of assets	16	—	654	—	670
Deferred taxation	40	—	(112)	—	(72)
Cash utilized for hedge book settlements	(517)	—	(596)	—	(1,113)
Other non cash items	(109)	53	2,315	(1,494)	765
Net increase/(decrease) in provision for environmental rehabilitation, pension and other post-retirement medical benefits	25	—	(1)	—	24
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	10	(212)	202	—	—
Receivables	6	(21)	8	—	(7)
Inventories	(1)	—	(130)	—	(131)
Accounts payable and other current liabilities	63	4	(168)	—	(101)

Net cash (used) in/provided by continuing operations	(808)	(927)	1,891	(91)	65
Net cash used in discontinued operations	(1)	—	—	—	(1)

Net cash used in investing activities	(562)	—	(1,031)	—	(1,593)

Increase in non-current investments	—	—	(93)	—	(93)
Proceeds on disposal of affiliate	46	—	2	—	48
Additions to property, plant and equipment	(340)	—	(854)	—	(1,194)
Proceeds on sale of mining assets	1	—	38	—	39
Proceed on sale of discontinued assets	10	—	—	—	10
Proceeds on sale of investments	—	—	88	—	88
Cash effects from hedge restructuring	(279)	—	(206)	—	(485)
Change in restricted cash	—	—	(6)	—	(6)

Net cash generated/(used) by financing activities	1,392	1,116	(884)	91	1,715

Net changes in short-term debt	(242)	—	54	—	(188)
Issuance of stock	1,722	1,241	(1,241)	—	1,722
Share issue expenses	(54)	—	—	—	(54)
Net changes in long-term debt	—	(216)	643	—	427
Cash effects from hedge restructuring	47	—	(181)	—	(134)
Dividends (paid)/received	(81)	91	(159)	91	(58)

Net increase/(decrease) in cash and cash equivalents	21	189	(24)	—	186
Effect of exchange rate changes on cash	(55)	—	(33)	—	(88)
Cash and cash equivalents — January 1,	188	40	249	—	477

Cash and cash equivalents — December 31,	154	229	192	—	575

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
30. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)
ANGLOGOLD ASHANTI LIMITED
Condensed consolidating statements of cash flows
FOR THE YEAR ENDED DECEMBER 31,
(In millions)

	2007	2007	2007	2007	2007
	$	$	$	$	$
	AngloGold Ashanti	IOMco	Other subsidiaries	Cons adjustments	Total
	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor
			Subsidiaries”)
Net cash provided by/(used) in operating activities	304	(346)	612	(9)	561

Net (loss)/income	(814)	(470)	(747)	1,245	(786)
Reconciled to net cash provided by/(used) in operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(11)	22	25	(22)	14
Depreciation, depletion and amortization	296	—	359	—	655
Impairment of assets	—	—	1	—	1
Deferred taxation	(51)	—	(22)	—	(73)
Cash utilized for hedge book settlements	—	—	—	—	—
Other non cash items	880	420	764	(1,232)	832
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	36	—	54	—	90
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(51)	(319)	370	—	—
Receivables	(11)	(1)	(65)	—	(77)
Inventories	(12)	—	(228)	—	(240)
Accounts payable and other current liabilities	44	2	101	—	147

Net cash provided by/(used) in continuing operations	306	(346)	612	(9)	563
Net cash used in discontinued operations	(2)	—	—	—	(2)

Net cash (used)/generated in investing activities	(340)	—	(691)	—	(1,031)

Acquisition of assets	—	—	(40)	—	(40)
Increase in non-current investments	—	—	(27)	—	(27)
Additions to property, plant and equipment	(371)	—	(644)	—	(1,015)
Proceeds on sale of mining assets	14	—	15	—	29
Proceed on sale of discontinued assets	1	—	—	—	1
Proceeds on sale of investments	—	—	25	—	25
Dividends from available for sale investments	2	—	—	—	2
Cash effects from hedge restructuring	14	—	5	—	19
Change in restricted cash	—	—	(25)	—	(25)

Net cash generated by financing activities	39	354	60	9	462

Net changes in short-term debt	—	(275)	73	—	(202)
Issuance of stock	34	88	(88)	—	34
Net changes in long-term debt	—	497	28	—	525
Cash effects from hedge restructuring	86	—	163	—	249
Dividends (paid)/received	(81)	44	(116)	9	(144)

Net increase/(decrease) in cash and cash equivalents	3	8	(19)	—	(8)
Effect of exchange rate changes on cash	5	—	9	—	14
Cash and cash equivalents — January 1,	180	32	259	—	471

Cash and cash equivalents — December 31,	188	40	249	—	477

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
31.	SUBSEQUENT EVENTS

Temporary suspension of operations at Iduapriem and Obuasi mines:

On February 19, 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address potentially adverse environmental impacts arising from the current tailings storage facility. On March 31, 2010 AngloGold Ashanti announced that it had suspended the operation of gold processing at the Obuasi mine pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited and the Registration Statement on Form F-3 (No. 333-161634) of our report dated April 19, 2010, except Note 1, Note 7 and Note 28, as to which the date is August 11, 2010, with respect to the consolidated financial statements of AngloGold Ashanti Limited for the year ended December 31, 2009 included on this report on Form 6-K dated August 11, 2010.
/s/ Ernst & Young Inc.
Ernst & Young Inc.
Registered Auditor
Johannesburg
Republic of South Africa
August 11, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 11, 2010	By:	/s/ L Eatwell
		Name:	L Eatwell
		Title:	Company Secretary